Exhibit 99.1

Deloitte Auditores y Consultores Limitada RUT: 80.276.200-3 Rosario Norte 407 Las Condes, Santiago Chile Fono: (56-2) 2729 7000 Fax: (56-2) 2374 9177 e-mail: deloittechile@deloitte.com www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CorpBanca

We have audited the accompanying interim consolidated statement of financial position of CorpBanca and subsidiaries (the “Bank”) as of June 30, 2014, and the related interim consolidated statements of income, interim consolidated comprehensive income, interim consolidated changes in shareholders’ equity, and interim consolidated cash flows for each of the six month periods ended June 30, 2014 and 2013. These interim consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these interim consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such interim consolidated financial statements present fairly, in all material respects, the financial position of CorpBanca and subsidiaries as of June 30, 2014, and the results of their operations and their cash flows for each of the six month periods ended June 30, 2014 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts; in our opinion, such translation has been made in conformity with the basis stated in note 1ff). The translation into U.S. dollars has been made solely for the convenience of readers in the United States of America.

Santiago, Chile

December 31, 2014

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2014 and December 31, 2013

(In millions of Chilean pesos - MCh$)

	Notes	12.31.2013	06.30.2014	06.30.2014
		MCh$	MCh$	ThUS$
				(Note 1 ff)
ASSETS
Cash and deposits in banks	5	911,088	1,006,475	1,820,653
Cash in the process of collection	5	112,755	356,744	645,328
Trading portfolio financial assets	6	431,683	497,366	899,705
Investments under agreements to resell	7	201,665	198,415	358,921
Derivative financial instruments	8	376,280	581,755	1,052,360
Loans and receivables from banks	9	217,944	505,480	914,383
Loans and receivables from customers, net	10	12,771,642	14,272,728	25,818,505
Financial investments available-for-sale	11	889,087	627,449	1,135,017
Held to maturity investments	11	237,522	258,069	466,831
Investment in other companies	12	15,465	16,170	29,251
Intangible assets	13	836,922	887,645	1,605,696
Property, plant and equipment, net	14	98,242	100,366	181,556
Current taxes	15	—	—	—
Deferred income taxes	15	89,218	88,402	159,914
Other assets	16	293,118	278,469	503,734

TOTAL ASSETS		17,482,631	19,675,533	35,591,854

LIABILITIES
Current accounts and demand deposits	17	3,451,383	4,170,880	7,544,871
Cash in the process of collection	5	57,352	328,697	594,593
Obligations under repurchase agreements	7	342,445	296,380	536,134
Time deposits and saving accounts	17	7,337,703	7,897,235	14,285,623
Derivative financial instruments	8	281,583	454,086	821,414
Borrowings from financial institutions	18	1,273,840	1,498,473	2,710,647
Debt issued	19	2,414,557	2,650,881	4,795,284
Other financial obligations	19	16,807	15,220	27,532
Current income tax provision	15	45,158	8,485	15,349
Deferred income taxes	15	179,467	192,944	349,024
Provisions	20	164,932	145,535	263,264
Other liabilities	21	185,507	118,569	214,484

TOTAL LIABILITIES		15,750,734	17,777,385	32,158,219

SHAREHOLDERS’ EQUITY
Attributable to equity holders of the Bank:
Capital	23	781,559	781,559	1,413,793
Reserves		515,618	515,618	932,722
Accumulated other comprehensive income		(28,105)	46,497	84,110
Retained earnings:		157,127	207,358	375,098
Retained earnings from prior periods		72,252	146,271	264,596
Net income for the period	23	162,422	113,790	205,839
Less: Accrual for mandatory dividends		(77,547)	(52,703)	(95,337)

		1,426,199	1,551,032	2,805,723
Non controlling interest	23	305,698	347,116	627,912

TOTAL SHAREHOLDERS’ EQUITY		1,731,897	1,898,148	3,433,635

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY		17,482,631	19,675,533	35,591,854

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the six month periods ended June 30, 2013 and 2014

(In millions of Chilean pesos - MCh$)

	Notes	06.30.2013	06.30.2014	06.30.2014
		MCh$	MCh$	ThUS$
				(Note 1 ff)
Interest income	24	408,272	659,060	1,192,200
Interest expense	24	(236,509)	(345,865)	(625,649)

Net interest income		171,763	313,195	566,551

Income from service fees	25	58,812	96,819	175,140
Expenses from service fees	25	(11,230)	(19,595)	(35,446)

Net service fee income		47,582	77,224	139,694

Trading and investment income, net	26	48,054	98,694	178,532
Foreign exchange gains (losses), net	27	6,762	(27,005)	(48,850)
Other operating income	32	6,714	11,844	21,425

Trading and investment, foreign exchange gains and other operating income		61,530	83,533	151,107

Operating income before provision for loan losses		280,875	473,952	857,352

Provisions for loan losses	28	(39,922)	(61,447)	(111,154)

Total operating income, net of loan losses, interest and fees		240,953	412,505	746,198
Personnel salaries expenses	29	(66,408)	(109,277)	(197,676)
Administration expenses	30	(52,571)	(96,571)	(174,691)
Depreciation and amortization	31	(15,121)	(25,918)	(46,884)
Other operating expenses	32	(1,383)	(2,401)	(4,343)

Total operating expenses		(135,483)	(234,167)	(423,594)
Total net operating income		105,470	178,338	322,604
Income attributable to investment othercompanies	12	1,032	1,304	2,359

Income before income taxes		106,502	179,642	324,963
Income taxes	15	(24,489)	(51,028)	(92,307)

Net income for the period		82,013	128,614	232,656

Attributable to:
Equity holders of the Bank		80,496	113,790	205,839
Non controlling interest		1,477	14,824	26,817

Earnings per share attributable to equity holders of the Bank		Ch$	Ch$	US$
Basic earnings per share	23	0.240	0.334	0.600
Diluted earning per share	23	0.240	0.334	0.600

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the six month periods ended June 30, 2013 and 2014

(In millions of Chilean pesos - MCh$)

		30.06.2013	30.06.2014	30.06.2014
		MCh$	MCh$	ThUS$
				(Note 1 ff)
Net income for the period	Notes	82,013	128,614	232,656

Other Comprehensive Income
Items that may be reclassified subsequently to profit or loss:
Financial instruments available-for-sale	23	3,354	3,245	5,870
Exchange differences on translation	23	(12,162)	72,161	130,535
Gain (loss) from hedge of net investment in foreign operation	23	(1,727)	(1,586)	(2,869)
Gain (loss) from cash flow hedge	23	(5,172)	1,430	2,587

Other comprehensive income (loss) before income taxes		(15,707)	75,250	136,123

Income tax relating to financial instruments available-for-sale	15	(1,122)	(193)	(349)
Income tax relating to hedge of net investment in foreign operations	15	1,035	317	573
Income tax relating to cash flow hedge	15	345	51	92

Income taxes		258	175	316

Total other comprenhensive income that may be reclassified to profit in subsequent periods		(15,449)	75,425	136,439

Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation	20	1,590	328	593
Income tax relating to defined benefit obligation	15	(541)	(111)	(201)

Total items that will not be reclassified subsequently to profit or loss		1,049	217	393

Total other comprehensive income (loss)		(14,400)	75,642	136,832

Comprehensive income (loss) for the period		67,613	204,256	369,488

Attributable to:
Equity Holders of the bank		66,136	188,392	340,791
Non Controlling interest	23	1,477	15,864	28,697

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six month periods ended June 30, 2013 and 2014

(In millions of Chilean pesos - MCh$, except for number of shares)

				Accumulated other comprehensive income							Retained earnings
					Financial
	Number of shares	Paid-in Capital	Reserves	Defined benefit obligation	investment available- for-sale	Hedge of net investment in foreign operation	Derivatives for Cash Flow Coverage	Income tax accumulated other comprehensive income	Exchange differences on translation	Accumulated other comprehensive income	Retained earnings from previous periods	Net income for the period	Accrual for mandatory dividends	Total attributable to equity holders of the Bank	Non controlling interest	Total Shareholders’ equity
	(Millions)	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Shareholders’ equity as of January 1, 2013	293,358	638,234	275,552	(10,301)	(8,143)	456	570	4,893	(26,217)	(38,742)	132,292	—	(60,040)	947,296	54,370	1,001,666

Increase or decrease in capital and reserves	47,000	143,325	149,176	—	—	—	—	—	—	—	—	—	—	292,501	—	292,501
Dividends paid	—	—	—	—	—	—	—	—	—	—	(60,040)		60,040	—	—	—
Accrual for mandatory dividends	—	—	—	—	—	—	—	—	—	—	—	—	(36,278)	(36,278)	—	(36,278)
Comprehensive income for the period	—	—		1,590	3,354	(1,727)	(5,172)	(283)	(12,162)	(14,400)	—	80,496	—	66,136	1,477	67,613
Movements generated by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,454)	(3,454)

Shareholders’ equity as of June 30, 2013	340,358	781,559	424,728	(8,711)	(4,789)	(1,271)	(4,602)	4,610	(38,379)	(53,142)	72,252	80,496	(36,278)	1,269,655	52,393	1,322,048

Shareholders’ equity as of January 1, 2013	293,358	638,234	275,552	(10,301)	(8,143)	456	570	4,893	(26,217)	(38,742)	132,292	—	(60,040)	947,296	54,370	1,001,666

Increase or decrease in capital and reserves	47,000	143,325	147,843	—	—	—	—	—	—	—	—	—	—	291,168	787	291,955
Dividends paid	—	—	—	—	—	—	—	—	—	—	(60,040)	—	60,040	—	—	—
Accrual for mandatory dividends	—	—	—	—	—	—	—	—	—	—	—	—	(77,547)	(77,547)	—	(77,547)
Comprehensive income for the period	—	—	—	3,300	4,597	(2,840)	(5,757)	(623)	11,960	10,637	—	162,422	—	173,059	12,817	185,876
Dilutive effect of purchase of Helm Bank and Subsidiaries (**)	—	—	92,223	—	—	—	—	—	—	—	—	—	—	92,223	—	92,223
Movements generated by non-controlling interest															2,716	2,716
Acquisition Subsidiary in Colombia	—	—	—	—	—	—	—	—	—	—	—	—	—	—	235,008	235,008

Shareholders’ equity as of December 31, 2013	340,358	781,559	515,618	(7,001)	(3,546)	(2,384)	(5,187)	4,270	(14,257)	(28,105)	72,252	162,422	(77,547)	1,426,199	305,698	1,731,897

Shareholders’ equity as of January 1, 2014	340,358	781,559	515,618	(7,001)	(3,546)	(2,384)	(5,187)	4,270	(14,257)	(28,105)	72,252	162,422	(77,547)	1,426,199	305,698	1,731,897

Increase or decrease in capital and reserves	—	—	—	—										—	703	703
Dividends paid	—	—	—	—							74,019	(162,422)	77,547	(10,856)	—	(10,856)
Accrual for mandatory dividends	—	—	—	—						—	—	—	(52,703)	(52,703)	—	(52,703)
Comprehensive income for the period	—	—	—	328	1,669	(1,586)	1,430	600	72,161	74,602		113,790		188,392	15,864	204,256
Movements generated by non-controlling interest														—	24,851	24,851

Shareholders’ equity as of June 30 2014	340,358	781,559	515,618	(6,673)	(1,877)	(3,970)	(3,757)	4,870	57,904	46,497	146,271	113,790	(52,703)	1,551,032	347,116	1,898,148
Shareholders’ equity as of June 30, 2014
ThUS$ (Note 1 ff)	615,687	1,413,793	932,722	(12,071)	(3,395)	(7,181)	(6,796)	8,810	104,745	84,110	264,596	205,839	(95,337)	2,805,722	627,912	3,433,635

(1)	For more information, see Note 23 Equity letter i). Transfer non-controlling interest (including excess of fair value over carrying value to parent).

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six month periods ended June 30, 2013 and 2014

(In millions of Chilean pesos - MCh$)

	Notes	30.06.2013	30.06.2014	30.06.2014
		MCh$	MCh$	ThUS$
				(Note 1 ff)
CASH FLOW FROM OPERATING ACTIVITIES:
Income before income taxes		106,502	179,642	324,962
Non controlling Interest		1,477	14,824	26,817

Charges (credits) to income not representing cash flow:
Depreciation and amortization	31	15,121	25,918	46,884
Provision for loan losses	28	47,404	72,921	131,910
Provisions and write-offs for assets received in lieu of payment		—	—	—
Contingency provisions	32 b)	2,894	(291)	(526)
Adjustment to market value of investments and derivatives		(33,931)	508	919
Net interest income	24 c)	(171,763)	(313,195)	(566,551)
Net fees and income from services	25	(47,582)	(77,224)	(139,694)
Net foreign exchange gains (losses)	27	(6,762)	27,005	48,850
Deferred taxes		(15,112)	12,181	22,035
Other charges (credits) to income not representing cash flows		(13,840)	(2,004)	(3,625)

Subtotals		(115,592)	(59,715)	(108,020)

Increase/decrease in operating assets and liabilities:
Loans and receivables to customers and banks		(130,507)	(1,708,063)	(3,089,783)
Investments under agreements to resell		(1,042)	129,958	235,086
Trading portfolio financial assets		(107,058)	(255,057)	(461,383)
Financial investments available-for-sale		536,010	261,692	473,385
Held to maturity investments		14,924	(20,547)	(37,168)
Other assets and liabilities		7,453	(46,870)	(84,785)
Time deposits and saving accounts		(939,721)	543,647	983,425
Currents accounts and demand deposits		468,808	719,497	1,301,527
Obligations under repurchase agreements		(18,234)	(46,065)	(83,329)
Dividends received from investments in other companies	12 a)	1,032	1,304	2,359
Foreign borrowings obtained		1,411,423	1,668,678	3,018,538
Repayment of foreign borrowings		(1,400,888)	(1,467,688)	(2,654,959)
Interest paid		(262,726)	(330,362)	(597,605)
Interest received		420,192	579,711	1,048,662
Income tax paid	15 b)	(23,947)	(49,668)	(89,846)
Repayment of other borrowings		(302)	(1,587)	(2,871)

Net cash (used in) operating activities		(140,175)	(81,135)	(146,767)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment, others		(5,611)	(10,779)	(19,499)
Proceeds from sales of property, plant and equipment		589	1,298	2,348
Sale of assets received in lieu of payment or in foreclosure		3,305	2,931	5,302

Net cash (used in) investment activities		(1,717)	(6,550)	(11,849)

CASH FLOW FROM FINANCING ACTIVITIES:
Issued debt		502,529	411,907	745,115
Redemption of issued debt		(29,330)	(230,400)	(416,780)
Capital increase	23	292,501	—	—
Dividends Paid	23 c)	(60,040)	(88,403)	(159,916)

Net cash provided by financing activities		705,660	93,104	168,419

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		563,768	5,419	9,803

Cash and cash equivalents at beginning of the period		733,020	1,327,476	2,401,324
Cash and cash equivalents at end of the period		1,296,788	1,332,895	2,411,127

Net variation of cash and cash equivalents		563,768	5,419	9,803

Notes 1 to 38 are an integral part of these consolidated financial statements

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014, and 2013

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014, and 2013

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June  30, 2014 and 2013

NOTE 1 - GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information

Corporate information

Corpbanca is a banking corporation organized pursuant to the laws of the Republic of Chile that provides a broad range of general banking services to its clients, who are from natural persons to large corporations. Corpbanca and its subsidiaries (hereinafter jointly referred to as the “Bank” or “Corpbanca”) offer commercial and consumer banking services, including factoring, collections, leasing, securities and insurance brokerage, mutual funds and management of investment funds and bank investments.

Summary of significant accounting policies

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS - IASB).

The consolidated financial statements for the period ended June 31, 2014 have been approved for issue by the Board of Directors on December 1, 2014.

For purposes of these financial statements we use certain terms and conventions. References to “US$”, “US dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos, references to “Colombia pesos”, or “Cop$” are to Colombian pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index (“CPI”) during the prior calendar month. As of June 30, 2014, 2013 and December 31, 2013, one UF equaled Ch$24,023.61, Ch$22,852.67, and Ch$23,309.56 respectively. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

For consolidation purposes, the statements of financial position of our New York Branch have been converted to Chilean pesos at the exchange rate of Ch$552.81 per US$1 as of June 30, 2014 (Ch$507.89 per US$1 as of June 30, 2013 and Ch$526.41 per US$1 as of December 31, 2013). Our Colombian subsidiaries have used the exchange rate of Ch$0.2945 per COP$1 (Ch$0.2637 per COP$1 as of June 30, 2013 and Ch$0.2736 per COP$1 as December 31, 2013), in accordance with International Accounting Standard 21, regarding the translation of a foreign operation whose functional currency is not the currency of a hyperinflationary economy.

The main accounting policies adopted in preparing these financial statements are described below.

a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of Corpbanca and its subsidiaries, the New York Branch and Colombian subsidiaries that participate in the consolidation as of December 31, 2013 and June 30, 2014 and for the six-month periods ended June 30, 2013 and June 30, 2014 include the necessary adjustments and reclassifications to the incorporated financial statements subsidiaries, our New York Branch and Colombian subsidiaries as of December 31, 2013 and June 30, 2014 and for the six-month periods ended June 30, 2013 and 2014 to bring their accounting policies and valuation criteria into line with those applied by the Bank, in accordance with IFRS - IASB.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

All intragroup balances, transactions, income and expenses are eliminated in full on consolidation.

For consolidation purposes, the financial statements of the New York Branch, the financial statements of Colombian subsidiaries whose functional currency is the U.S. dollar and Colombian pesos respectively has been translated into Chilean pesos as described in Note 1 e) below.

Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), Corpbanca will determine whether it controls an investee based on whether it has exposure, or rights, to variable returns from the its involvement with the investee and has the ability to use its power over the investee to affect the amount of the its returns.

Corpbanca controls an investee when it has exposure, or rights, to variable returns from the its involvement with the investee and has the ability to use its power over the investee to affect the amount of the its returns.

Therefore, the Company controls an investee if and only if it has all of the following elements:

a)	Power over the investee, i.e. existing rights that give it the ability to direct the relevant activities of the investee (the activities that significantly affect the investee’s returns);

b)	Exposure, or rights, to variable returns from its involvement with the investee;

c)	The ability to use its power over the investee to affect the amount of the investor’s returns.

When the Bank has less than the majority of voting rights in an investee, but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee’s relevant activities, the Bank is determined to have control. The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of other vote holders;

•	potential voting rights held by the investor, other vote holders or other parties;

•	rights from other contractual agreements;

•	any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

The Bank reevaluates whether or not it has control in an investee if the facts and circumstances indicate that there have been changes in one or more of the elements of control listed above.

The financial statements of controlled companies are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions among consolidated companies have been eliminated upon consolidation. The consolidated financial statements include all assets, liabilities, equity, income, expenses, and cash flows of the parent its subsidiaries presented as if they were one sole economic entity. A controller prepares consolidated financial statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

Non-controlling interest are also presented in the Consolidated Statement of Financial Position, within equity, separately from the equity holders of the Bank. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

An entity shall attribute profit for the period and each component of other comprehensive income to equity holders of the Bank and the non-controlling interests.

The entity shall also attribute total comprehensive income to the equity holder of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The following table details the entities over which Corpbanca has the ability to exercise control and, therefore, the entities that it consolidates:

			Direct and Indirect Ownership
			As of June 30, 2013			As of December 31, 2013			As of June 30, 2014
	Country	Functional currency	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %
CorpBanca Corredores de Bolsa S.A.	Chile		$99,990	0,010	100,000	99,990	0,010	100,000	99,990	0,010	100,000
CorpBanca Administradora General de Fondos S.A.	Chile		$99,996	0,004	100,000	99,996	0,004	100,000	99,996	0,004	100,000
CorpBanca Asesorías Financieras S.A. 1	Chile		$99,990	0,010	100,000	99,990	0,010	100,000	99,990	0,010	100,000
CorpBanca Corredores de Seguros S.A.	Chile		$99,990	0,010	100,000	99,990	0,010	100,000	99,990	0,010	100,000
CorpLegal S.A. 1	Chile		$99,990	0,010	100,000	99,990	0,010	100,000	99,990	0,010	100,000
CorpBanca Agencia de Valores S.A.	Chile		$99,990	0,010	100,000	99,990	0,010	100,000	99,990	0,010	100,000
SMU CORP S.A. 1	Chile		$51,000	—	51,000	51,000	—	51,000	51,000	—	51,000
CorpBanca New York Branch	EE.UU	US$	100,000	—	—	100,000	—	100,000	100,000	—	100,000
Corpbanca Securities INC-NY 1	EE.UU	US$	—	—	—	—	—	100,000	100,000	—	100,000
Banco CorpBanca Colombia S.A. (*)	Colombia	COP$	91,931	—	91,931	66,388	—	66,388	66,279	—	66,279
Helm Bank Colombia S.A 2	Colombia	COP$	—	—	—	—	66,243	66,243	—	—	—
Helm Corredor de Seguros S.A 2	Colombia	COP$	—	—	—	80,000	—	80,000	80,000	—	80,000
CorpBanca Investment Valores Colombia S.A. 2	Colombia	COP$	—	87,218	87,218	5,060	63,028	68,088	5,060	62,925	67,985
CorpBanca Investment Trust Colombia S.A. 2	Colombia	COP$	5,499	86,871	92,370	5,499	62,737	68,236	5,499	62,634	68,133
Helm Comisionista de Bolsa S.A. 2	Colombia	COP$	—	—	—	—	66,240	66,240	—	66,276	66,276
Helm Fiduciaria S.A 2	Colombia	COP$	—	—	—	—	66,230	66,230	—	66,266	66,266
Helm Bank (Panamá) S.A. 2	Panamá	US$	—	—	—	—	66,243	66,243	—	66,279	66,279
	Islas
Helm Bank Caymán S.A. 2	Caymán	US$	—	—	—	—	66,243	66,243	—	—	—
Helm Casa de Valores (Panama) S.A. 2	Panamá	US$	—	—	—	—	66,240	66,240	—	66,276	66,276

1. -	Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF). The remaining companies in Chile are regulated by the Superintendency of Securities and Insurance (SVS).
2. -	Companies regulated by the Colombian Financial Superintendency, which has a reciprocal supervision agreement with the SBIF.
(*)	The interest in Banco Corpbanca Colombia S.A. decreased from 91.9314% to 66.3877% because Corpbanca did not participate proportionally to its existing participation of 91.9314% in the capital increase of August 29, 2013.

Associates

Associates are entities over which the Bank has the ability to exercise significant influence, but not control or joint control. Usually, this ability manifests itself through an ownership interest equal to or greater than 20% of the entity’s voting rights and is valued using the equity method.

Other factors considered in determining whether there is significant influence over an entity include representation on the board of directors and the existence of material transactions.

Investments in other companies

Investments in other companies are those where the Bank neither has control nor exercise significant influence. Investments in these companies are measured at cost (See Note 12).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Fund Management

Certain subsidiaries of Corpbanca manage and administer assets held in mutual funds and other investment vehicles on behalf of investors. The financial statements of funds are not included in these consolidated financial statements except when the Bank controls the fund. At December 31, 2013 and for the six month periods ended June 30, 2014 and 2013, the Bank does not control or consolidates any funds.

Asset Managed, Trust Business and Other Related Businesses.

Corpbanca and its subsidiaries manage assets held in common investment funds and other investment products on behalf of investors. The financial statements of these entities are not included in these consolidated financial statements except when the Bank controls the entity. The assets managed by Corpbanca Administradora General de Fondos S.A., Corpbanca Investment Trust Colombia S.A. and Helm Fiduciaria that are owned by third parties are not included in the consolidated financial statements.

b) Non-controlling interest

Non-controlling interest represents the equity and net income in a subsidiary not attributable, directly or indirectly, to the equity holders of the Bank. Non-controlling interest is disclosed as a separate line item within equity in the consolidated statements of financial position and as a separate line item within the consolidated statements of income.

c) Business Combinations and Goodwill

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Bank, liabilities incurred by the Bank to the former owners of the acquiree and the equity interests issued by the Bank in exchange for control of the Acquiree. Acquisition costs incurred are expensed and included in administrative expenses.

When Corpbanca and subsidiaries acquire a business, it recognizes the identifiable assets acquired and liabilities assumed in accordance with IFRS. This includes the separation of embedded derivatives from host contracts.

If the business combination is done in stages, the acquirer’s stake previously held in the acquired assets, measured at fair value at the date of the respective acquisition, is remeasured at fair value at the acquisition date in which we take control and the resulting gain or loss is recognized.

Any contingent consideration that must be transferred by the acquirer is recognized at its fair value at the acquisition date. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the fair value of net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Goodwill amounts are established at the date of acquisition of the business and are subsequently measured at such amounts less accumulated impairment losses, if any.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the cash-generating unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the cash-generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

d) Operating segments

Corpbanca provides financial information by operating segments in accordance with IFRS 8—Operating segments (IFRS 8) to disclose information to enable users of its financial statements to evaluate the nature and financial effects of its business activities in which it engages and the economic environments in which it operates so as to:

•	Better understand the Bank’s performance;

•	Better evaluate its future cash projections; and

•	Better judge the Bank as a whole.

The Bank discloses separate information for each operating segment that has been identified and that exceeds the quantitative thresholds established for a segment that is evaluated regularly by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. The “CODM” is the Chief Executive Officer.

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments may be aggregated into a single reporting segment only if aggregation is consistent with the core principles of IFRS 8 and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;

ii.	the nature of the production processes;

iii.	the type or class of customers that use their products and services;

iv.	the methods used to distribute their products or provide their services; and

v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or utilities.

The Bank reports separately information on each operating segment that meets any of the following quantitative thresholds:

i.	Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10% or more of the combined revenue, internal and external, of all the operating segments.

ii.	The absolute amount of its reported profit or loss is 10% or more of, in absolute terms, of the greater of: (i) the combined reported profit of all the operating segments that did not report a loss; and (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

The Banks has determined that its operating segments are its reportable segments. No operating segments have been aggregated to arrive at reportable segments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

The seven segments are Large, Corporate and Real Estate Companies; Companies; Traditional and Private Banking; Lower Income Retail Banking; Treasury and International; Financial Services Offered through Subsidiaries and Colombia. The CODM manages these operating segments using an internal profitability reporting system and reviews their segments on the basis of gross operational margin and only uses average balances to evaluate performance and allocate its resources.

Regarding foreign markets, Colombia has been identified as a separate segment based on the business activities described. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

More information on each segment is presented in Note 4.

Commercial banking:

•	Large, Corporate, and Real Estate Companies includes companies that belong to the major economic groups, specific industry, and companies with annual sales over US$60 million; this operating segment also includes real estate companies and financial institutions.

•	Companies - includes a full range of financial products and services for companies with annual sales under US$60 million. Leasing and factoring have been included in this operating segment.

Retail banking:

•	Traditional and Private Banking - offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income customers.

•	Lower income retail banking - which corresponds to operations of Banco Condell, offers among other products, consumer loans, credit cards and mortgage loans to the low-to-middle income customers.

Treasury and International:

•	Primarily includes treasury activities such as financial management, funding, liquidity and international businesses.

Non-banking financial services:

•	Services rendered by our subsidiaries, which include insurance brokerage, financial advisory service, asset management and securities brokerage.

Colombia

•	All banking services rendered

e) Functional currency and foreign currency

The Bank has determined the Chilean Peso as its functional currency and the presentation currency for its consolidated financial statements. The functional currency is the currency of the primary economic environment in which the Bank operates. Consequently, all balances and transactions denominated in currencies other than Chilean Pesos are considered as denominated in “foreign currencies”.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the foreign consolidated entities whose functional currencies are other than the Chilean Peso are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing exchange rate as of June 30, 2014, and December 31, 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

•	Income, expenses and cash flows are translated at the exchange rate at the date of the transactions.

•	Equity components are translated at the historical exchange rates.

The resulting exchange differences of translating into Chilean pesos the functional currency balances of the consolidated entities whose functional currency is other than the Chilean Peso, are recorded and accumulated as “Exchange differences on translation” within the line item “Accumulated other comprehensive income” in equity. On the disposal of those foreign subsidiaries, all of the exchange differences accumulated in equity with in respect of that operations attributable to the equity holders of the Bank are reclassified to net income.

In preparing the consolidated financial statements, transactions in currencies other than the Bank’s functional currency are recognized at the rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the closing exchange rates. Exchange differences on monetary items are recognized in net income in the period in which they arise. The amount of net foreign exchange gains and losses within the statements of income includes the recognition of the effects of fluctuations in the exchange rates on monetary assets and liabilities denominated in foreign currencies.

Non monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

Assets and liabilities in foreign currency are shown at their equivalent in Chilean pesos, calculated using the exchange rates as of June 30, 2014 of Ch$552.81 per US$1 for the U.S. dollar and Ch$0.2945 per COP$1 for the Colombian peso (Ch$507.89 per US$1 and Ch$0.2637 per COP$1 as of June 30, 2013 and Ch$526.41 per US$1 and Ch$0.2736 per COP$1 as of December 31, 2013).

The foreign exchange gains (losses) presented within consolidated statements of income as of June 30, 2014, 2013 and December 31, 2013 of MCh$(27,005), MCh$6,762 and MCh$(13,906), respectively, include the foreign currency exchanges gain/losses for exchange rate fluctuations over monetary foreign currency-denominated assets and liabilities, and the gains (losses) obtained from the Bank’s foreign exchange currencies operations.

f) Assets and liabilities measurement and classification criteria

f.1 The criteria for measuring the assets and liabilities presented in the statements of financial position are the following:

Measurement or valuation of assets and liabilities is the process of determining the amounts at which the elements of the financial statements are to be recognized and carried in the Statement of Financial Position and the Statement of Comprehensive Income. This involves selecting the particular basis or method of measurement.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Financial assets and liabilities are recorded initially at fair value which, unless there is evidence otherwise, is the transaction price. Instruments not valued at fair value through profit and loss are adjusted to subtract transaction costs. Financial liabilities are valued generally at amortized cost, except for financial liabilities designated as hedged items (or hedging instruments) and financial liabilities held for trading, which are valued at fair value.

The following measurement criteria are used for assets and liabilities recorded in the Statement of Financial Position:

•	Financial assets and liabilities measured at amortized cost:

The amortized cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition plus or minus the cumulative accretion under the effective interest rate method of any difference between that initial amount and the maturity amount.

In the case of financial assets, amortized cost also includes adjustments for any impairment that may have occurred.In the case of financial liabilities, cumulative amortization is recorded using the effective interest rate method. The effective interest rate method is which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

•	Fair value measurements of assets and liabilities:

Fair value is defined as the price that will be received for the sale of an asset or paid for the transfer of a liability in a orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions or market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

When a price for an identical asset or liability is not observable, the Bank will measure the fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. As fair value is a market-based measurement, it should be determined using the assumptions that market participants would use in pricing the asset or liability, including risk assumptions. As a result, the Bank’s intention to hold an asset or to settle or otherwise fulfill a liability is not relevant when measuring fair value.

A fair value measurement is for a particular asset or liability. Thus, when measuring fair value, the Bank takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

To increase the consistency and comparability of fair value measurements and related disclosures, the Bank uses and discloses a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the similar asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

Assets valued at cost:

Cost is defined as the cost of the transaction to acquire the asset, less any impairment losses that may exist.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

f.2 Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following categories:

•	Financial assets at fair value through profit and loss: this category includes the financial assets held for trading which are acquired principally for the purpose of generating a profit in the short term from fluctuations in their prices. This category includes the trading portfolio financial assets and derivative financial instruments not designated and effective as hedging instruments.

•	Available-for-sale financial assets: this category includes debt and equity securities not classified as “held-to-maturity investments”, “loans and accounts receivable from banks and customers” or “financial assets at fair value through profit or loss”.

•	Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity.

•	Loans and accounts receivable from banks and customers: this item includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing. Includes loans and accounts receivable from customers, interbank loans, and finance lease transactions in which the consolidated entities act as lessors.

•	Investments under agreements to resell: includes balances of finantial instruments purchased under resale agreements.

f.3 Classification of financial assets for presentation purposes

Financial assets are classified by their nature into the following line items in the consolidated financial statements:

•	Cash and deposits in banks: This item includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions.

•	Cash in the process of collection: Domestic transactions in the process of transfer through a domestic clearinghouse or international transactions which may be delayed in settlement due to time differences, etc.

•	Trading portfolio financial assets: This item includes financial instruments due for trading purposes and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

•	Derivative financial instruments: This item includes the positive fair value of derivative financial instruments including embedded derivatives separated from hybrid financial instruments. (See Note 8).

•	Loans and receivables from banks: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

•	Loans and receivables from customers: This item includes loans that are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans.

•	Financial investments available-for-sale: This item includes debt and equity securities not classified in any of the other categories.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

•	Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity.

•	Investments under agreements to resell: includes balances of finantial instruments purchased under resale agreements.

f.4 Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes. Financial liabilities are classified for measurement purposes into one of the following categories:

•	Financial liabilities at fair value through profit or loss: Financial liabilities issued to generate a short-term profit from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from definitive sales of financial assets purchased under resale agreements or borrowed (“short positions”).

•	Financial liabilities at amortized cost: financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions, regardless of their form and maturity.

f.5 Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the consolidated financial statements:

•	Current accounts and demand deposits: This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations; i.e., operations which become callable the day after the closing date are not treated as on-demand obligations.

•	Cash in the process of collection: Transactions in the process of transfer through a domestic clearing house or international transactions which may be delayed as to transfer due to time differences, etc.

•	Obligations under repurchase agreements: This item includes the balances of sales of financial instruments under securities repurchase and loan agreements.

•	Time deposits and saving accounts: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated. This item also includes saving accounts.

•	Derivative financial instruments: This item includes financial derivative contracts with negative fair values, whether they are for trading or for account hedging purposes, as set forth in Note 8.

•	Borrowings from financial institutions: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

•	Debt issued: This encompasses three items. They are obligations under letters of credit, subordinated bonds, and senior bonds.

•	Other financial obligations: This item includes credit obligations to persons distinct from other domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the regular course of business.

f.6 Measurement of financial assets and financial liabilities

(i) Measurement of financial assets

(a) Financial assets at fair value through profit or loss

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Financial assets at fair value through profit and loss are initially measured at fair value. Transaction costs are recognized immediately in profit or loss. Subsequent to initial recognition financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in net income.

For “Trading portfolio financial assets” fair value is based on market prices or valuation models prevailing on the closing date of the financial statements. Gains or losses from changes in fair value, as well as gains or losses from their trading are included in line item “Trading and investment income” within the statement of income. Accrued interest income and indexation adjustments are also included as “Trading and investment income”.

All purchases and sales of trading instruments to be delivered within the deadline period established by market regulations and conventions are recognized on the trade date, which is the date on which the commitment is made to purchase or sell the asset.

For “Derivative financial instruments” including foreign exchange forwards, interest rate futures, currency and interest rate swaps, interest rate options, and other derivative instruments, fair value is obtained from market quotes, discounted cash flow models and option valuation models, as appropriate. Derivatives contracts are presented on the statement of financial position as an asset when their fair value is positive and as a liability when the fair value is negative in the line item “Derivative financial instruments”.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risk is not clearly and closely related to the economic characteristics and risks of the host contract and the host contract is not measured at fair value with changes in fair value recognized in net income.

On initial recognition, derivative contracts are designated by the Bank as a trading derivative or as a hedging instrument for hedge accounting purposes.

The changes in the fair value of trading derivatives are recorded in line item “Trading and investment income” within the consolidated statements of income.

If the derivative is designated as a hedging instrument in a hedge relationship, this may be: (1) a fair value hedge of assets or liabilities or firm commitments; (2) a hedge of cash flows related to recognized assets or liabilities or forecast transactions; or (3) hedge of a net investment in a foreign operation.

A hedging relationship qualifies for hedge accounting if, and only if, all of the following conditions are met: (a) at the inception of the hedge there is formal designation and documentation of the hedging relationship; (b) the hedge is expected to be highly effective; (c) the effectiveness of the hedge can be reliably measured and; (d) the hedge is assessed on an ongoing basis and determined to have been highly effective throughout the financial reporting periods for which the hedge was designated.

Transactions with derivatives that do not qualify for hedge accounting are recognized and presented as trading derivatives, even if they provide an effective economic hedge for managing risk positions.

When a derivative instrument hedges the risk exposure to changes in the fair value of a recognized asset or liability, the asset or liability is recorded at its fair value with respect to the specific risk hedged. Gains or losses from measuring the fair value of the item hedged and the hedging derivative instrument are recognized in the income statement.

If the hedged item in a fair value hedge is a firm commitment, the changes in the fair value of the firm commitment with respect to the hedged risk are recognized as assets or liabilities with the corresponding gain or loss recognized in the income statement. The gains or losses from measuring the fair value of the hedging derivative instrument are also recorded in the income statement. When an asset or liability is acquired or assumed as a result of the firm commitment, the initial carrying amount of the acquired asset or assumed liability is adjusted to include the cumulative change in the fair value of the firm commitment attributable to the hedged risk that was recognized in the statement of financial position.

When a derivative instrument hedges exposure to variability in cash flows of recognized assets or liabilities, or highly probable forecasted transactions, the effective portion of the changes in fair value with regard to the risk hedged is

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

recognized in other comprehensive income. Any ineffective portion is immediately recognized in the income statement. The accumulated gains or losses recognized in other comprehensive income are reclassified to the income statement in the same period or periods in which the hedged item affect the income statement.

When a derivative instrument hedges exposure to variability in the amount of the Bank’s interest in the net assets of a foreign operation, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income and the ineffective portion is recognized in net income. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income is reclassified from equity to the income statement as a reclassification adjustment on the disposal of the foreign operation.

The types of derivatives into which we enter are disclosed in Note 8 to these financial statements. They may include (please note description at Note 8) the following (which instruments may or may not qualify under IAS 39 for hedging treatment for accounting purposes):

Inflation forwards and inflation swaps: Derivatives used to hedge the economic value of inflation indexed structures such as inflation indexed assets funded with nominal liabilities.

OIS - Swaps: Derivatives used to hedge the economic value of long-term assets funded with short-term liabilities, fixing repricing of the short-term liabilities.

USD-CLP Fx Forwards: Used to hedge U.S. dollar denominated assets which are funded by Chilean peso denominated short-term liabilities.

(b) Available-for-sale financial assets.

Instruments available for sale are initially recognized at fair value, including transaction costs. Subsequent to initial recognition, available for sale investments are measured at fair value less any impairment losses. Gains or losses from changes in fair value are recognized in other comprehensive income within line item “Financial instruments available-for-sale”. When these investments are sold or impaired, the cumulative gains or losses previously accumulated in the financial investment available for sale reserve in equity are transferred to the income statement and reported under line item “Trading and investment income, Net”.

All purchases and sales of investment instruments to be delivered within the deadline period established by market regulations and conventions are recognized on the trade date, which is the date on which the commitment is made to purchase or sell the asset.

Investment instruments designated as hedging instruments are measured using the requirements established for hedge accounting.

(c) Held-to-maturity investments

Held-to-maturity investments are measured at amortized cost using the effective interest method. Amortized cost is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to income statement) of the difference between the initial cost and the maturity amount. In the case of held-to-maturity investments, amortized cost furthermore includes any reductions for impairment losses.

(d) Loans and accounts receivables from banks and customers

Loans and accounts receivables are measured at amortized cost using the effective interest rate method, less any impairment.

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative accretion using the

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

effective interest method of any difference between the initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments and receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.

(ii) Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items (or hedging instruments) in hedging relationships which are measured at fair value.

f.7 Valuation techniques

Financial instruments at fair value, determined on the basis of quotations in active markets, include government debt securities, private sector debt securities, shares, short positions, and fixed-income securities issued.

In cases where quotations cannot be observed. Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data. Various techniques are employed to make these estimates, including the extrapolation of observable market data and extrapolation techniques.

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main valuation techniques used by the Bank’s internal models to determine the fair value of derivatives are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments arising from the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of raw materials and shares, volatility and prepayments, among other things. The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

f.8 Offsetting of financial instruments

Financial asset and liability balances are offset only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

f.9 Derecognition of financial assets and liabilities

The accounting treatment of financial asset transfers is conditioned by the degree and form in which risks and benefits associated the assets are transferred to third parties:

1.	If the Bank transfers substantially all the risks and rewards to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the assignor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed from the consolidated statements of financial position and any rights or obligations retained or created in the transfer are simultaneously recorded.

2.	If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, as in the case of sales of financial assets under agreements to repurchase at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not removed from the consolidated statements of financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

a)	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b)	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

3.	If the Bank neither transfers nor substantially retains all the risks and rewards associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

a)	If the assigning entity does not retain control of the conveyed financial assets: it is written-off the balance sheet and any right or obligation withheld or created as a consequence of such transfer is recognized.

b)	If the assignor entity retains control of the conveyed financial asset: it continues to recognize it in the balance sheet for a value equal with its exposure to value changes that might be experienced and it recognizes a financial liability associated with the conveyed financial asset. The net value of the asset conveyed and the associated liability is the amortized cost of the rights and obligations withheld (if the conveyed asset is measured according to its amortized cost), or according to the fair value of the rights and obligations thus obtained (if the conveyed assets are measured at their fair value).

In line with the foregoing, financial assets are only written-off the balance sheet when the rights over the cash flows that they generate are extinguished or when their implicit or ensuing risks and benefits have been substantially conveyed to third parties. Similarly financial liabilities are only written off of the balance sheet when the obligations that they generate are extinguished or when their associated risks and rewards have been transferred, with the intention of either to cancel them or to resell them.

f.10 Impairment of financial assets

Financial assets, other than those measured at fair value through net income, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after initial recognition of the asset (a ‘loss event’), and that loss event (or events) has an impact on the estimated future cash flows

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

of a financial asset or group of financial assets that can be reliably estimated. It may not be possible to identify a single, discrete event that caused the impairment.

For available-for-sale equity investments, a significant or prolonged decline in the fair value of the security below its costs is considered to be objective evidence of impairment. For available-for-sale debt instruments, objective evidence of impairment could include significant financial difficulty of the issuer or breach of contract (such as a default or delinquency in payments); to the extent it becomes probable that the issuer will enter bankruptcy or financial re-organization; or the cessation of an active market for that financial asset because of financial difficulties.

Additionally, certain categories of financial assets, such as loans and receivables from banks and customers assets that are not deemed to be impaired individually are also assessed for impairment on a collective basis. For loans and receivables from banks and customers that are deemed to be impaired, the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to reduce the accrued interest and the remainder, if any, to reduce the principal amount outstanding. For further information on accounting policies for impairment of loans and receivables (see Note 1. j) allowances for loan losses below.

For financial assets carried at amortized cost, the amount of impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost, the amount of impairment loss recognized is the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

For debt securities included in the “Available for sale financial asset” portfolio, cumulative impairment losses are equal to the difference between their acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss previously recognized in the consolidated statements of income.

The carrying amount of the financial asset is reduced by the impairment loss directly with the exception of loans and receivables from banks and customers, where the carrying amount is reduced through the use of an allowance account (‘allowance for loan losses’). When a loan and receivable is considered uncollectible, and it has been covered with an allowance for loan losses previous to its write-off, it is written off against the allowance account by charging and releasing provision through the income statement. Subsequent recoveries of amounts previously written off are credited against the income statement.

When an available-for-sale financial asset is considered to be impaired, cumulative unrealized gains and losses previously recognized in other comprehensive income are reclassified to the income statement in the period.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through net income to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in net income are not reversed through income. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under the heading “financial instruments available-for-sale.”

In respect of available-for-sale debt securities, impairment losses are subsequently reversed through net income if an increase in fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

g) Loans and receivables

Loans and receivables from customers and loans and receivables from banks, both originally granted by the Bank and acquired, are non-derivative financial assets with fixed or defined charges that are not quoted on an active market and that the Bank has no intention of selling immediately or in the short term; they are valued initially at cost plus incremental transaction costs and subsequently measured at amortized cost using the effective interest rate method.

When the Bank is the lessor in a lease agreement and transfers substantially all incidental risks and rewards over the leased asset, the transaction is presented within loans.

h) Factored receivables

Factored receivables are valued at the purchase price of the loan. The price difference between the amounts paid and the actual face value of the receivables is earned and recorded as interest income over the financing period.

i) Lease receivables

Lease receivables, included in “loans and receivables from customers”, are periodic payments from lease agreements that meet certain requirements to qualify as finance leases and are presented at the aggregate value of the minimum lease payments plus residual value net of unearned interest as of year end.

Assets leased among consolidated companies are treated as assets held for own use in the financial statements.

j) Allowances for loan losses

Allowance for loan losses are determined on an “individual” basis when they correspond to customers that are individually evaluated, and considering their size or level of exposure make it necessary to analyze them on a case-by-case basis and, are referred to as “collectively evaluated” when they correspond to a large number of loans whose amounts are not individually significant and relate loans of to individuals or small-size companies.

The impairment losses on these loans are determined:

•	individually, for all individually significant loans and for those which, although not significant, cannot be classified as part of homogenous groups of loans of similar characteristics, i.e., by type of loan, customer’s industry and geographical location, type of guarantee, age of past-due amounts, etc.

•	collectively, in all other cases.

Criteria for determining impairment losses may consist of:

•	becoming aware of a significant financial difficulty on the part of the customer;

•	when there is evidence of a deterioration of the customer’s ability to pay, either because it is in arrears or for other reasons, and/or

•	it becomes probable that the customer will enter bankruptcy or other financial reorganisation;

•	observable data at a portfolio (collectively analyzed) level indicating that there is a measurable decrease in the estimated future cash flows, although the decrease cannot yet be ascribed to individual loan in the portfolio – such as adverse changes in the payment status of customer in the portfolio or national or local economic conditions that correlate with defaults on the loans in the portfolio.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Write-offs

Loans and receivables are written off (the entire unpaid principal balance and related accrued interest balance) when we have determined that there is no longer any realistic prospect of recovery of part or all of the loans and receivable. The typical time frames from initial impairment to write-off are as follows:

Type of loans	Deadline
Consumer loans with or without collaterals	6 months
Consumer leasing	6 months
Other non-real estate leasing operations	12 months
Other operations without collaterals	24 months
Commercial loans with collaterals	36 months
Real estate leasing (commercial and mortgage)	36 months
Mortgage loans	48 months

Initial impairment starts from the date in which all or part of the loans and receivables fall into arrears.

Subsequent payments received from written-off loans and receivables are recognized in the income statement as recoveries.

k) Transactions Involving Repurchase Agreements and Securities Lending

Pursuant to agreements to resell, we purchase financial instruments, which are recorded as assets under the heading “Investments under agreement to resell”, and accrete interest under the effective interest rate method through the maturity date of the contract.

We also enter into repurchase agreements. In this regard, investments sold subject to a repurchase obligation and which serve as security for the loan are recorded under the heading “Trading portfolio financial assets” or “Financial investments available-for-sale”, respectively. A repurchase obligation is classified as a liability and recorded as “Obligations under repurchase agreements” and accretes interest under the effective interest rate method through the maturity date of the contract.

l) Revenue and expense recognition

The most significant criteria used by the Bank to recognize revenue and expenses are summarized as follows:

i.1 Interest revenue, interest expense and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

The recognition of accrued interest in the consolidated income statement is suspended for loans individually classified as impaired and for those loans for which impairment losses have been assessed collectively. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

Dividends received from investments in other companies are recognized in income when the right to receive them has been accrued and are presented under item “Income attributable to investments in other companies”.

The Bank ceases accruing interest on the basis of contractual terms on the principal amount of any asset that is classified as impaired. Thereafter, the Bank recognizes as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan. On the other hand, any interest collected on assets classified as impaired is accounted for on a cash basis.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Nonaccrual loans are returned to an accrual status when: (i) in a period of at least four months a customer has made consecutive payments for past due obligations; (ii) future cash flow payments are consistent with expected future cash flows to be received; and (iii) the customer’s conditions improve after the original nonaccrual status classification.

i.2 Commissions, fees, and similar items

Fee and commission income and expenses are recorded in the consolidated statements of income based on criteria that differ according to their nature. The main criteria are:

•	Income/expenses arising from transactions or services that are performed over a period of time are recorded over the life of such transactions or services.

•	Income/expenses originated by a specific act are recognized when the specific act has occurred.

i.3 Non-finance income and expenses

Non-finance income and expenses are recognized on an accrual basis.

i.4 Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are deferred and amortized into the income statement over the life of the loan.

m) Property, plant and equipment

Property, plant and equipment consist of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank or acquired under finance leases.

Property, plant and equipment for own use

Property, plant and equipment for own use are measured at acquisition cost less accumulated depreciation and accumulated impairment losses. Property, plant and equipment also includes assets received in lieu of payment which are intended to be held for continuing own use (See Note 1.n. below) and assets acquired under finance leases (See Note 1.o. below).

Depreciation is calculated using the straight line method over the acquisition cost of assets minus their residual value. The land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank applies the following useful lives to the fixed assets that comprise its total assets1:

Item	Useful life (Years)
Buildings	75
Facilities	10
Furniture	10
Vehicles	10
Office equipment	10
Security instruments and implements	5
Other minor assets	5

[1]	According to internal accounting policies, Corpbanca and its subsidiaries use the same useful lives, except for buildings in Colombia, which have a useful life of 20 years.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

The consolidated entities assess at the end of each reporting date whether there is any indication that the carrying amount of any of their tangible assets exceeds its recoverable amount; if so, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be re-estimated.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recognized in prior periods and adjust the future depreciation charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to determine significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the consolidated statements of income in future years on the basis of the new useful lives.

Maintenance expenses are recorded as an expense in the period in which they are incurred.

n) Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are initially recognized at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the value at which the Bank is awarded those assets at a judicial settlement. Such values approximate the assets’ market value as the valuations are determined from market-based evidence by appraisals undertaken by professionally qualified appraisers at the time of the receipt of the assets.

o) Leasing

a. Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the Bank acts as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recorded as loans to third parties and is therefore included under “Loans and accounts receivable from customers, net” in the consolidated statements of financial position.

When the Bank act as lessee, it shows the cost of the leased assets in the consolidated statements of financial position based on the nature of the leased asset, and simultaneously records a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance revenues and finance expenses arising from these contracts is credited and debited, respectively, to “Interest income” and “Interest expense” in the consolidated statements of income so as to achieve a constant rate of return over the lease term.

b. Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under property, plant and equipment. The depreciation policy for these assets is consistent with that for similar items of property, plant

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

and equipment held for own use. Income from operating leases is recorded on a straight line basis under “Other operating income” in the consolidated statements of income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative and other expenses” in the consolidated statements of income.

p) Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are separately identifiable. They are assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated. The cost of intangible assets acquired in a business combination is their fair value as of the date of acquisition.

These intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

An entity will evaluate whether the useful life of an intangible asset is finite or indefinite and, if finite, will evaluate the duration or number of units of production or other similar units that make up its useful life. The entity will consider an intangible asset to have an indefinite useful life when, on the basis of an analysis of all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

An intangible asset is accounted for based on its useful life. An intangible asset with a finite useful life is amortized over its economic useful life and reviewed to determine whether any indication of impairment may exist. The amortization period and method are reviewed at least once every reporting period. An intangible asset with an indefinite useful life is not amortized and the entity will determine if it has experienced an impairment loss by comparing its recoverable amount to its carrying amount on a yearly basis and at any time during the year in which there is an indication that its value may be impaired.

q) Contingent assets and liabilities

Contingent assets and liabilities are those operations or commitments in which the bank assumes a credit risk upon committing itself to third parties, before the occurrence of a future fact, to make a payment or disbursement that must be recovered from its clients.

The Bank keeps a record of the following balances related to commitments or to liabilities of its own line of business in memorandum accounts: Collateral and guarantees, confirmed foreign letters of credit, documentary letters of credit issued, bank vouchers, inter-bank vouchers, freely disposable lines of credit, other credit commitments and other contingencies.

r) Income and Deferred taxes

Income tax expense represents the sum of the current tax expense/benefit and deferred tax expense/benefit.

Tax expense is calculated based on the annual effective estimated average tax rate.

Deferred tax is recognized in the consolidated statement of financial position on temporary differences between the carrying amount of assets in the consolidated statements of financial position and their corresponding tax bases. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that is probable that taxable income will be available against which those deductible temporary differences can be utilized. Deferred tax assets and liabilities are not recognized if the temporary differences arise from goodwill or from initial recognition (other than in business combination) of other assets and liabilities that affects neither the taxable income nor the accounting income.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

The carrying amount of deferred taxes is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates that have been enacted or substantively enacted by the end of the reporting period. The future effects of changes in tax legislation or in tax rates is recognized in deferred taxes from the date the law approving such changes is enacted and published.

Law 20,455, published in the Official Gazette on July 31, 2010, and increased the corporate income tax rate from 17% to 20% for 2011, to 18.5% for 2012 and to 17% for 2013 and beyond.

On September 17, 2012, Law 20,630 “Enhancement of Tax Reform and Financing of Educational Reform” was published in the Official Gazette. The objectives of this law are to raise funds to finance education, provide economic relief for the middle class, promote growth and enhance the current tax system. Among the changes introduced is an increase in the tax rate from 17% to 20% beginning January 1, 20132.

Current and deferred tax effects are recognized in net income, except when they relate to items that are recognized in other comprehensive income or in equity, in which case, the current and deferred tax effects are also recognized in other comprehensive income or in equity respectively.

s) Employee Benefits

Vacation expense

The annual cost of employee vacations and benefits are recorded on an accrual basis.

Short-term benefits

Short-term benefits correspond to current liabilities as measured by the undiscounted amount that the Bank expects to pay as a result of the unused entitlement.

Other long-term benefits

Other long-term benefits correspond to remuneration (other post-employment benefits and termination benefits). The amount recognized as a liability is the total net present value of the obligations at the end of the reporting period minus the fair value at the close of the reporting period of plan assets (if any) against which the obligations are settled directly.

Retirement Plans

For defined benefit retirement plans, the cost of benefits is determined using the projected units of credit method with actuarial valuations performed as of each year end. An entity shall use the projected unit credit method to determine the present value of its defined benefit obligations and the related current service cost and, where applicable, past service cost.

An entity shall recognise the components of defined benefit cost, except to the extent that another IFRS requires or permits their inclusion, as follows:

(a)	service cost in profit or loss;

(b)	net interest on the net defined benefit liability in profit or loss; and

(c)	remeasurements of the net defined benefit liability in other comprehensive income.

[2]	The current tax rate for our subsidiaries in Colombia as of the date of these consolidated financial statements was 34%.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

t) Cash flow statement

For the preparation of the cash flow statement, the Bank applied the indirect method, in which, starting with the Bank’s consolidated income before taxes, non-cash transactions are subsequently added/ subtracted, as well as income and expenses associated with cash flows classified as investing or financing activities.

The preparation of the cash flow statements takes the following items into account:

a)	Cash flows: the inflow or outflow of cash and cash equivalents, which includes Central Bank of Chile deposits, Domestic bank deposits, and Foreign bank deposits.

b)	Operating activities: correspond to normal activities performed by the Bank, as well as other activities that cannot be classified as either investing or financing.

c)	Investment activities: correspond to the acquisition, sale or disposal by other means, of long-term assets and other investments not included in cash and cash equivalents.

d)	Financing activities: activities that produce changes in the size and composition of the net Shareholders’ equity and liabilities that are not part of operating activities or investments.

In the statement of cash flows, cash and cash equivalents are defined as cash balances and bank deposits plus the net balance of cash in the process of collection. Cash and cash equivalents balances and their reconciliation to the cash flow statement are detailed in Note 5 of these financial statements.

The provision for loan losses presented in the operating section does not agree to the amount presented in the statements of income because, for cash flow statement purposes, the provision for loan losses excludes recoveries of assets previously written-off.

u) Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover incurred losses, therefore to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ payment capacity. Increases in the allowances for loan losses are reflected as “Provisions for loan losses” in the Consolidated Statement of Income. Loans are charged off when management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the provisions for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, mainly refer to:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

•	Useful life of material and intangible assets (Notes 13, 14 and 31)

•	Valuation of goodwill (Notes 12, 13 and 31)

•	Provisions (Note 20)

•	Fair value of financial assets and liabilities (Notes 6, 7, 8, 11 and 34)

•	Contingencies and commitments (Note 22)

•	Impairment losses for certain assets (Notes 9,10, 11 and 31)

•	Current and deferred taxes (Note 15)

•	Consolidation perimeter and evaluation of control (Note 1, letter a))

v) Mandatory dividends

The Bank records within liabilities (provisions) the portion of profit for the year that should be distributed to comply with the Corporations Law (30%) or its dividend policy, which establishes that no less than 50% of profit for the years 2013 and 2012 should be distributed as dividends, as approved by shareholders in February 2012. For the years 2014 and 2013, the Bank provisioned 50% of profit for the year. This provision is recorded within “provision for minimum dividends” by reducing “retained earnings” within the Consolidated Statement of Changes in Equity.

w) Earnings per share

Basic earnings per share are determined by dividing the net income attributable to equity holders of the Bank in a period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined in a similar manner as Basic Earnings per share, but the net income attributable to equity holders of the bank and the weighted average number of outstanding shares are adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of June 30, 2014, 2013 and December 31, 2013, the Bank did not have instruments that generated diluting effects on income attributable to equity holders of the Bank.

x) Impairment

Assets are acquired for the benefit they will produce. Therefore, impairment occurs whenever their book value exceeds their recoverable amount; assets are tested for impairment whenever there are indicators that the carrying amount may exceed the recoverable value.

The Bank and its subsidiaries use the following criteria to test for impairment, if any:

Financial assets

A financial asset that is not recorded at fair value through profit and loss is evaluated at each period end in order to determine whether there is objective evidence of impairment. As of each reporting date, the Bank assesses whether there is objective evidence that a financial asset or a group of financial assets may be impaired. Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event(s) had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated. It may not be possible to identify a single loss event that individually caused the impairment.

An impairment loss for financial assets recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the original effective interest rate of the financial asset.

Losses expected as the result of future events, whatever their probability, are not recognized. Objective evidence that an asset or group of assets is impaired includes observable data that comes to the attention of the asset holder about the

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

following loss events: (i) significant financial difficulties of the issuer or the debtor; (ii) breach of a contract; (iii) granting of a concession by the lender to the issuer or the borrower, for economic or legal reasons relating to the borrower’s financial difficulty, that the lender would not otherwise consider; (iv) high probability of bankruptcy or other financial reorganization; (v) disappearance of an active market for a given financial asset due to financial difficulties; or (vi) evidence that there has been a measurable reduction in the estimated future cash flows from a group of financial assets since initial recognition, even if it cannot yet be identified with individual financial assets, including data such as: (a) adverse changes in the status of payments by borrowers included in the group; or (b) local or national economic conditions that are linked to delinquency for group assets).

Individually significant financial assets are examined individually to determine impairment. Remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the income statement. Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the income statement when considered to be significant or prolonged.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized. Reversal of impairment financial assets recorded at amortized cost and those classified as available-for-sale debt instruments is recorded in the income statement.

Non-financial assets3

The carrying amounts of the Bank’s non-financial assets, excluding investment property and deferred taxes, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash-generating unit “CGU”, and its value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

When the carrying amount of an asset or CGU, exceeds its recoverable amount, the asset is considered to be impaired and its value is reduced to its recoverable amount.

Upon assessing the value in use of an individual asset or CGU, estimated future cash flows are discounted to present value using a before-tax discount rate that reflects current market assessments of the time value of money and the specific risks that an asset may have.

As of each reporting period, the Bank will evaluate whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill no longer exists or could have decreased. If such indication exists, the entity will once again estimate the asset’s recoverable amount. In evaluating whether indications that an impairment loss recognized in prior periods for an asset other than goodwill no longer exist or may have decreased in value, the entity will consider at least external sources (significant increase in market value of the asset; significant changes in technological, market, economic or legal environment affecting the asset; decrease in market interest rates or other investment rates of return which are likely to affect the discount rate used in calculating the asset’s value in use, resulting in higher recoverable amount) and internal sources during the period (in the immediate future, significant favorable changes in the manner in which the asset is used or is expected to be used; and available evidence from internal reporting indicating that the economic performance of the asset is or will be better than expected, including costs incurred during the period to improve or enhance the asset’s performance or restructure the operation to which the asset belongs). In the case of goodwill and intangible assets with indefinite useful lives or that are still not available for use, recoverable amounts are estimated at each reporting date.

[3]	(Goodwill and intangible assets with definite/indefinite lives) were reviewed for indicators of impairment at June 30, 2014. No indicators of impairment were present.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared. An impairment loss will be reversed only to the extent that the book value of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill

Goodwill is tested annually to determine whether impairment exists and when circumstances indicate that its book value may be impaired. Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group of cash generating units) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized.

Goodwill acquired in a business combination shall be allocated as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is required for a CGU to which goodwill has been allocated and for intangible assets with indefinite useful lives. Different CGU and different intangible assets can be tested for impairment at different times during the year as long as testing for the named asset is carried out at the same time each year.

y) Provisions

Provisions are reserves involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following copulative requirements are met:

•	a present (legal or implicit) obligation has arisen from a past event and;

•	as of the date of the consolidated financial statements is likely that the Bank and/or its controlled entities will have to disburse resources to settle the obligation and the amount can be reliably measured.

A contingent liability is any obligation that arises from past events whose existence will be confirmed only if one or more uncertain future event occurs not within the control of the Bank and its controlled entities.

The annual consolidated financial statements include all material provisions with respect to which it is considered more likely than not that the obligation will have to be settled.

Provisions which are quantified on the basis of the best available information regarding the consequences of the event that gives rise to them, and are re-estimated at the end of each accounting period are used to cover the specific obligations for which they were originally recognized, and are reversed in full or in part when those obligations cease to exist or are reduced.

Provisions are classified into the following groups in the Consolidated Statement of Financial Position based on the obligations they cover:

•	Employee benefits and compensation

•	Minimum dividends

•	Contingencies

z) Derecognition financial assets and liabilities

Accounting for transfers of financial assets is based on the degree and way in which the risks and rewards associated with the transferred assets are transferred:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

1.	If the risks and rewards are substantially transferred to third parties (e.g. unconditional sales, sales with repurchase agreements at fair value as of the date of repurchase, sales of financial assets with a purchase option deemed deep-out-of-the-money, use of assets in which the transferor does not retain subordinate financing or transfer any type of credit enhancement to the new holders and other similar cases), the transferred asset is derecognized from the balance sheet and any rights or obligations retained or created upon transfer are simultaneously recognized.

2.	If the risks and rewards of the transferred financial asset are substantially retained (e.g. sales of financial assets with repurchase agreements at fixed prices or for the sales price plus interest, securities lending agreements where the borrower has the obligation to return the securities or similar assets and other similar cases) the transferred asset is not derecognized from the balance sheet and will continue to be valued using the same criteria used before the transfer. Otherwise, the following is recorded in accounting:

a)	A financial liability for an amount equal to the consideration received, which is subsequently valued at amortized cost.

b)	Both the income from the transferred financial asset (but not derecognized) and the expenses for the new financial liability.

3.	If the risks and rewards of the transferred financial asset are not substantially transferred or retained (e.g. sales of financial assets with a purchase option deemed not deep-in-the-money or deep-out-of-the-money, use of assets in which the transferor assumes subordinate financing or another type of credit enhancement for part of the transferrer asset and other similar cases), the following will be analyzed:

a)	If the transferor has not retained control of the transferred financial asset, it will be derecognized, and any lights or obligations created or retained upon transfer will be recognized.

b)	If the transferor has retained control of the transferred financial asset, it will continue to be recognized in the Statement of Financial Position for an amount equal to its exposure to the changes in value that it may experience and a financial liability will be recognized for the financial asset transferred. The net amount of the transferred asset and the associated liability will be the amortized cost of the rights and obligations retained if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained if the transferred asset is measured at fair value.

As a result, financial assets will only be derecognized when the rights over the cash flows have been extinguished or when substantially all implicit rights and rewards have been transferred to third parties. Likewise, financial liabilities are only derecognized from the Statement of Financial Position when the obligations they generate have been extinguished or when they are acquired with the intention to settle them or place them once again.

aa) Debt issued

The financial instruments issued by the Bank and subsidiaries are classified in the Consolidated Statement of Financial Position within “debt issued”, where the Bank has an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation by the exchange of a fixed amount of cash or other financial asset for a fixed number of shares.

After initial measurement, debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount, premium or cost related directly to the issuance.

bb) Assets, investment funds and pensions managed by the Bank and its subsidiaries

The assets managed by Helm Bank S.A., Corpbanca Administradora General de Fondos S.A. and Corpbanca Investment Trust Colombia S.A. that are owned by third parties are not included in the Consolidated Financial Statements the Bank

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

and its subsidiaries do not have control over them. Fees generated by these activities are included in “fee and commission income” in the Consolidated Statement of Income.

cc) Fiduciary activities

The Bank and its subsidiaries provide trust and other fiduciary services that result in the holding or investing of assets on behalf of customers. Assets held in a fiduciary capacity are not reported in the consolidated financial statements, as they are not the assets of the Bank. Contingencies and commitments arising from this activity are disclosed in Note 22 (a).

dd) Customer loyalty program

The Bank and its subsidiaries maintain a customer loyalty program as an incentive to their customers. Through this program, customers can acquire goods and/or services based on purchases made primarily with credit cards issued by the Bank and by meeting certain conditions established in the program for that purpose.

ee) Non-current assets held for sale

Non-current assets (or disposal groups made up of assets and liabilities) that are expected to be recovered primarily through sale instead of through continued use are classified as held for sale. Immediately before being classified as such, the assets (or elements of a disposal group) are remeasured in accordance with the Bank’s accounting policies. From this time forward, assets (or disposal groups) are measured at the lesser of book value and fair value less costs to sell.

Impairment losses after the initial classification of assets held for sale and gains and losses after revaluation are recognized in profit or loss. Gains are not recognized if they exceed any accumulated loss.

As of June 30, 2014, 2013 and December 31, 2013, the Bank did not have any non-current assets held for sale.

ff) Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the June 30, 2014 closing exchange rate of Ch$552.81 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or at any other rate.

b) Application of new and revised International Financial Reporting Standards (IFRS)

a) New and revised IFRS effective in the current period:

Amendments to Standards	Effective date
IAS 32, Financial instruments: presentation - Clarified requirements for offsetting of financial assets and financial liabilities	Annual periods beginning on or after January 1, 2014
Investment Entities - Amendments to IFRS 10, Consolidated Financial Statements; IFRS 12, Disclosure of Involvement with Other Entities and IAS 27, Separate Financial Statements	Annual periods beginning on or after January 1, 2014
IAS 36, Impairment of Assets - Recoverable Amount Disclosures for Non-Financial Assets	Annual periods beginning on or after January 1, 2014
IAS 39, Financial Instruments: Recognition and measurement - Novation of Derivatives and Continuation of Hedge Accounting	Annual periods beginning on or after January 1, 2014
New Interpretations
IFRIC 21, Levies	Annual periods beginning on or after January 1, 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Amendment to IAS 32, Financial Instruments: Presentation

In December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing amendments to IAS 32, Financial Instruments: Presentation and IFRS 7, Financial Instruments: Disclosures. These amendments are the result of the IASB and US Financial Accounting Standards Board (‘FASB’ undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Both require restrospective application for comparative periods.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

Investment Entities - Amendments to IFRS 10, Consolidated Financial Statements; IFRS 12, Disclosures of Involvement in Other Entities and IAS 27, Separate Financial Statements

On October 31, 2012, the IASB published “Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)”, providing an exemption from consolidation of subsidiaries under IFRS 10 ‘Consolidated Financial Statements’ for entities which meet the definition of an ‘investment entity’, such as certain investment funds. Instead, such entities would measure their investment in particular subsidiaries at fair value through profit or loss in accordance with IFRS 9, ‘Financial Instruments’ or IAS 39, ‘Financial Instruments: Recognition and Measurement’.

The amendments also require additional disclosure about why the entity is considered an investment entity, details of the entity’s unconsolidated subsidiaries, and the nature of relationship and certain transactions between the investment entity and its subsidiaries. In addition, the amendments require an investment entity to account for its investment in a relevant subsidiary in the same way in its consolidated and separate financial statements (or to only provide separate financial statements if all subsidiaries are unconsolidated). The amendments are effective for annual periods beginning on or after January 1, 2014, with early application permitted.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

Amendments to IAS 36, Recoverable Amount Disclosures for Non-Financial Assets

On May 29, 2013 the IASB published “Amends to IAS 36, Recoverable Amount Disclosures for Non-Financial Assets”. The publication of IFRS 13 Fair Value Measurements amended certain disclosure requirements in IAS 36, Impairment of Assets with respect to measuring the recoverable amount of impaired assets. However, one of the modifications to the disclosure requirements was more extensive than originally intended. The IASB has rectified this with the publication of these amendments to IAS 36.

The amendments to IAS 36 removed the requirement to disclose the recoverable amount of each cash-generating unit (group of units) for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit (group of units) was significant compared with the total carrying amount of goodwill or intangible assets with indefinite useful life of the entity. The amendments require an entity to disclose the recoverable amount of an individual asset (including goodwill) or a cash-generating unit to which the entity recognized or reversed a deterioration during the reporting period. An entity shall disclose information about the fair value less costs to sell of an individual asset, including goodwill, or a cash-generating unit to which the entity recognized or reversed an impairment loss during the reporting period, including: (i) the level of the fair value hierarchy (IFRS 13), (ii) the valuation techniques used to measure fair value less costs to sell, and (iii) the key assumptions used in fair value measurement categorized within

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

“Level 2” and “Level 3” of the fair value hierarchy. In addition, an entity should disclose the discount rate used when an entity recognized or reversed an impairment loss during the reporting period and the recoverable amount should be based on the fair value less costs to sell determined using a present value valuation technique. The amendments should be applied retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

Amendments to IAS 39, Novation of Derivatives and Continuation of Hedge Accounting

On June 2013, the IASB published Amendments to IAS 39 - Novation of Derivatives and Continuation of Hedge Accounting. This modification permits the continuation of hedge accounting (under IAS 39 and the next chapter on hedge accounting under IFRS 9) when a derivative is novated to a central counterparty and certain conditions are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty must happen as a consequence of laws or regulations or the introduction of laws or regulations. The amendments are effective for annual periods beginning on or after January 1, 2014, with early application permitted.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

IFRIC 21, Levies

On May 20, 2013, the IASB published the IFRIC 21, Levies. The new interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

This interpretation defines a levy as “a resource outflow involving future economic benefits that are imposed by governments on entities in accordance with the law”. Taxes within the scope of IAS 12 Income Taxes are excluded from the scope as well as fines and penalties. The payments to governments for services or the acquisition of an asset under a contractual arrangement are also excluded. That is, the tax should be a non-reciprocal transfer to a government when the tax paying entity does not receive goods or services in return. For the purpose of interpretation, a “government” is defined in accordance with IAS 20 Accounting for Government Grants and Disclosures of Government Assistance. When an entity acts as an agent of a government to collect a tax, the cash flows received from the agency are outside the scope of this interpretation. This interpretation identifies the event which gives rise to the obligation to recognize a liability, which is the payment of tax in accordance with the relevant legislation.

IFRIC 21 provides the following guidance on recognition of a liability to pay levies: (i) the liability is recognized progressively if the obligating event occurs over a period of time; (ii) if an obligation is triggered on reaching a minimum threshold, the liability is recognised when that minimum threshold is reached. The interpretation is applicable retrospectively for annual periods beginnings on or after January 1, 2014.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an material impact on the accounting policies for the period.

b) New and revised IFRS in issue but not yet effective:

New Standards	Effective date
IFRS 9, Financial Instruments	Annual periods beginning on or after January 1, 2018

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

IFRS 14, Regulatory Deferral Account	Annual periods beginning on or after January 1, 2016
IFRS 15, Revenue from Contracts with Customers	Annual periods beginning on or after January 1, 2017

Amendments to Standards	Effective date
IAS 19, Employee Benefits - Employee benefit plans: Employee contributions	Annual periods beginning on or after July 1, 2014
Annual Improvements 2010 - 2012 Cycle - improvements to six NIIFs	Annual periods beginning on or after July 1, 2014
Annual Improvements 2011 - 2013 Cycle - improvements to four NIIFs	Annual periods beginning on or after July 1, 2014
Accounting for Acquisitions of interests in Joint Operations (Amendments to IFRS 11)	Annual periods beginning on or after January 1, 2016
Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)	Annual periods beginning on or after January 1, 2016
Agriculture: Bearer Plants (amendments to IAS 16 and IAS 41)	Annual periods beginning on or after January 1, 2016

IFRS 9, Financial Instruments

On November 12, 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9). This Standard introduces new requirements for the classification and measurement of financial assets and is effective from 1 January 2013 with early adoption permitted. IFRS 9 specifies how an entity shall classify and measure its financial assets. This Standard requires that all financial assets be classified on the basis of an entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are either measured at amortized cost or at fair value. Only those financial assets measured at amortized cost are tested for impairment. Additionally, on 28 October 2010, the IASB published a revised version of IFRS 9. The revised standard retains the requirements for classification and measurement of financial assets that were published in November 2009 but adds guidance on the classification and measurement of financial liabilities. As part of its restructuring of IFRS 9, the IASB also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first part of Phase 1 of the Board’s project to replace IAS 39. The other phases, impairment and hedge accounting, are not yet completed.

The guidance included in IFRS 9 on the classification and measurement of financial liabilities is unchanged from the classification criteria for financial liabilities currently contained in IAS 39. In other words, financial liabilities will continue to be measured either wholly, or in part, at amortized cost or at fair value through profit or loss (FVTPL). The concept of bifurcating embedded derivatives from a financial liability host contract also remains unchanged. Financial liabilities held for trading would continue to be measured at FVTPL, and all other financial liabilities would be measured at amortized cost unless the fair value option is applied, using the existing criteria in IAS 39.

However, there are two differences compared to IAS 39:

•	The presentation of the effects of changes in fair value attributable to a liability’s credit risk; and

•	The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity

On December 16, 2011, the IASB issued Mandatory Effective Date of IFRS 9 and Transition Disclosures, deferring the mandatory effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after January 1, 2013. The amendments modify the requirements for transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, the amendments also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period containing the date of initial application of IFRS 9.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

On November 19, 2013, the IASB issued a revised version of IFRS 9 which Introduces a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The revised version of IFRS 9 Permits an entity to apply only the requirements introduced in IFRS 9 (2010) for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss without applying the other requirements of IFRS 9, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss. The mandatory implementation of IFRS 9 (2013), IFRS 9 (2010) and IFRS 9 (2009) is for annual periods beginning on or after January 1, 2018.

In accordance with SBIF instructions in section 12 of Chapter A-2 Limits or Specifications on the Use of General Criteria of the Compendium of Accounting Standards, this standard cannot be applied early and, moreover, must not be applied until the SBIF makes use mandatory for all banks.

IFRS 14, Regulatory Deferral Accounts

On January 30, 2014 the IASB issued IFRS 14 Regulatory Deferral Accounts. This standard is applicable to first-time adopter of IFRS and for entities which are involved in rate-regulated activities and recognized regulatory deferral account balances under its previous general accepted accounting principles. This standard requires separate presentation of regulatory deferral account balances in the statement of financial position and statement of comprehensive income. IFRS 14 is effective for an entity’s firs annual IFRS financial statements for a period beginning on or after January 1, 2016, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments.

IFRS 15, Revenue from Contracts with Customers

On May 28, 2014, the IASB has published its new standard, IFRS 15 Revenue from contracts with customers. At the same time, the Financial Accounting Standards Board (FASB) has published its equivalent revenue standard, ASU 2014-09.

The new standard provides a single, principles based five-step model to be applied to all contracts with customers, i) identify the contract with the customer, ii) identify the performance obligations in the contract, iii) determine the transaction price, iv) allocate the transaction price to the performance obligations in the contracts, v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 must be applied in an entity’s firs annual IFRS financial statements for periods beginning on or after 1 January 2017. Application of the Standard is mandatory and early adoption is permitted. An entity that chooses to apply IFRS 15 earlier than 1 January 2016 must disclose this fact.

Management is still in the process of evaluating the potential impact of these amendments.

Amendment to IAS 19 (2011), Employee Benefits

On November 21, 2013, the IASB amended IAS 19 (2011) Employee Benefits to clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. The amendments permit contributions that are independent of the number of years of service to be recognized as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. Other contributions by employees or third parties are required to be attributed to periods of service either using the plan’s contribution formula or on a straight-line basis. The amendments are effective for periods beginning on or after July 1, 2014, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Annual Improvements 2010 - 2012 Cycle

IFRS	Topic	Amendment
IFRS 2 Share based payments	Definition of vesting condition	Appendix A ‘Defined terms’ to IFRS 2 was amended to (i) change the definitions of ‘vesting condition’ and ‘market condition’, and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments clarify that: (a) a performance target can be based on the operations of the entity or another entity in the same group (i.e. a non-market condition) or on the market price of the equity instruments of the entity or another entity in the same group (i.e. a market condition); (b) a performance target can relate either to the performance of the entity as a whole or to some part of it (e.g. a division or an individual employee); (c) a share market index target is a non-vesting condition because it not only reflects the performance of the entity, but also of other entities outside the group; (d) the period for achieving a performance condition must not extend beyond the end of the related service period; (e) a condition needs to have an explicit or implicit service requirement in order to constitute a performance condition (rather than being a non-vesting condition); (f) a market condition is a type of performance condition, rather than a non-vesting condition; and (g) if the counterparty ceases to provide services during the vesting period, this means it has failed to satisfy the service condition, regardless of the reason for ceasing to provide services. The amendments apply prospectively to share-based payment transactions with a grant date on or after July 1, 2014, with earlier application permitted.

IFRS 3 Business Combinations	Accounting for contingent consideration in a business combination	The amendments clarify that a contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit or loss. Consequential amendments were also made to IFRS 9, IAS 39 and IAS 37. The amendments apply prospectively to business combination for which the acquisition date is on or after July 1, 2014. Earlier application is permitted.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

IFRS 8 Operating Segments	Aggregation of Operating Segments	The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

IFRS 8, Operating Segment	Reconciliation of the total of the reportable segments’ assets to the entity’s assets	The amendment clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

IFRS 13, Fair Value Measurement	Short-term receivables and payables	The Basis for Conclusions was amended to clarify that the issuance of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of not discounting is immaterial.

IAS 16, Property, Plant and Equipment IAS 38, Intangible Assets	Revaluation method: proportionate restatement of accumulated depreciation/amortization	The amendments remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended requirements clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted. An entity is required to apply to amendments to all revaluations recognized in the annual period in which the amendments are first applied and in the immediately preceding annual period. An entity is permitted, but not required, to restate any earlier periods presented.

IAS 24, Related Party Disclosures	Key management personnel	The amendments clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity must disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments.

Annual Improvements 2011 - 2013 Cycle

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

IFRS	Topic	Amendment
IFRS 1, First-time Adoption of International Financial Reporting Standards	Meaning of “effective IFRS”	The Basis of Conclusions was amended to clarify that a first-time adopter is allowed, but not required, to apply a new IFRS that is not yet mandatory if that IFRS permits early application. If an entity chooses to early apply a new IFRS, it must apply that new IFRS retrospectively throughout all periods presented unless IFRS 1 provides an exemption or an exception that permits or requires otherwise. Consequently, any transitional requirements of that new IFRS do not apply to a first-time adopter that chooses to apply that new IFRS early.

IFRS 3, Business Combinations	Scope exception for joint ventures	The scope section was amended to clarify that IFRS 3 does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

IFRS 13, Fair Value Measurement	Scope of portfolio exception (paragraph 52)	The scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis was amended to clarify that it includes all contracts that are within the scope of, an accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32. Consistent with the prospective initial application of IFRS 13, the amendment must be applied prospectively from the beginning of the annual period in which IFRS was initially applied.

IAS 40, Investment Property	Interrelationship between IFRS 3 and IAS 40	IAS 40 was amended to clarify that this standard and IFRS 3 Business Combinations are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether (a) the property meets the definition of investment property in IAS 40, and (b) the transaction meets the definition of a business combination under IFRS 3. The amendment applies prospectively for acquisitions of investment property in periods commencing on or after July 1, 2014. An entity is only permitted to adopt the amendments early and/or restate prior periods if the information to do so is available.

Management is still in the process of evaluating the potential impact of these amendments.

Accounting for Acquisitions of interests in Joint Operations (Amendments to IFRS 11)

On May 6, 2014 the IASB has issued “Accounting for Acquisitions of Interests in Joint Operations (amendments to IFRS 11)”, the amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. Amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:

•	apply all of the business combinations accounting principles in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11

•	disclose the information required by IFRS 3 and other IFRSs for business combinations.

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Management is still in the process of evaluating the potential impact of these amendments.

Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)

On May 12, 2014 the IASB has published “Clarification of Acceptable Methods of depreciation and amortization (amendments to IAS 16 and IAS 38)”.

The amendments provide additional guidance on how the depreciation or amortisation of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

Management is still in the process of evaluating the potential impact of these amendments.

Agriculture: Bearer Plants (amendments to IAS 16 and IAS 41)

On 30 June, 2014 the IASB has published ‘Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41)’. The amendments bring bearer plants, which are used solely to grow produce, into the scope of IAS 16 so that they are accounted for in the same way as property, plant and equipment. The amendments are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

Amends IAS 16 Property, Plant and Equipment and IAS 41 Agriculture to:

•	include ‘bearer plants’ within the scope of IAS 16 rather than IAS 41, allowing such assets to be accounted for a property, plant and equipment and measured after initial recognition on a cost or revaluation basis in accordance with IAS 16.

•	introduce a definition of ‘bearer plants’ as a living plant that is used in the production or supply of agricultural produce, is expected to bear produce for more than one period and has a remote likelihood of being sold as agricultural produce, except for incidental scrap sales.

•	clarify that produce growing on bearer plants remains within the scope of IAS 41.

Management is still in the process of evaluating the potential impact of these amendments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 2 - ACCOUNTING CHANGES

During the six month period ended June 30, 2014, there have been no material accounting changes that effect the presentation of these financial statements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 3 - RELEVANT EVENTS

As of June 30, 2014, the following relevant events affecting the operations of the Bank and its subsidiaries or the consolidated financial statements have occurred:

CORPBANCA

a. Board of Directors

On April 7, 2014, Mr. Francisco León Délano submitted his resignation as director of CorpBanca. As indicated in his letter of resignation, this decision was made in order to take a position on the board of a capital markets entity.

b. Possible Business Combination

On January 20, 2014, as a result of an inquiry from the Colombian financial regulator regarding our subsidiary in that country, the Bank updated and informed the Chilean superintendencies of the process being carried out by CorpBanca to potentially merge its business with other banking entities, indicating the following:

Through a ruling from the Colombian Financial Superintendency, the regulator requested that CorpBanca inform it of “the progress by its controller regarding any information that should be made public regarding merger alternatives for its businesses in Chile and abroad.”

In response to this request for information, Corpbanca instructed its subsidiary Banco Corpbanca Colombia to inform the Colombian Financial Superintendency that negotiations have moved forward, but no agreement has been signed, either preliminary or final (except for non-disclosure agreements).

c. Strategic Partnership between Itaú-Unibanco and CorpBanca

On January 29, 2014, Corpbanca has signed a “Transaction Agreement” with Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada (these last two together - “CorpGroup”), Itaú-Unibanco Holding, S.A. (“Itaú-Unibanco”) and Banco Itaú Chile, by virtue of which these parties have agreed to a strategic partnership of their operations in Chile and Colombia, subject to the condition that authorizations are obtained previously from the corresponding regulators and the shareholders of Corpbanca and Banco Itau Chile, as indicated below.

This strategic partnership will be structured as a merger of Corpbanca and Banco Itau Chile in conformity with the aforementioned Transaction Agreement, detailed as follows:

1.	Prior Acts. CorpGroup will dispose of the shares to third parties it directly or indirectly holds in Corpbanca, equivalent to 1.53% of the share capital of that bank and Banco Itaú Chile will increase its capital by US$652 million, by issuing shares that will be fully subscribed and paid by a fully-owned (direct or indirect) subsidiary of Itaú-Unibanco.

2.	Merger. The merger of Corpbanca and Banco Itaú Chile, by which Corpbanca will absorb Banco Itau Chile to form an entity called “Itaú-Corpbanca” will be submitted for approval from the shareholders of both entities at extraordinary shareholders’ meetings. If the merger is approved, 172,048,565,857 shares of Corpbanca are expected to be issued, which represent 33.58% of the share capital of the merged bank, which will be distributed among the shareholders of Banco Itau Chile, while the current shareholders of Corpbanca will maintain 66.42% of the share capital of the merged bank. Thus, the number of shares will increase from 340,358,194,234 to 512,406,760,091 shares, which will be fully subscribed and paid.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

3.	Control. As a result of the merger, Itaú-Unibanco will become a shareholder of Corpbanca and as a result of the exchange of shares applicable to this merger, will acquire control of the merged bank in accordance with Articles 97 and 99 of Law 18,045 on Securities Markets, with CorpGroup conserving a considerable interest in the merged entity with 32.92% of the share capital and 33.5% of that capital in the market.

4.	Colombia. In order to strengthen and consolidate the Bank’s operations in Colombia, subject to applicable restrictions under Colombian law, the merged bank will own 66.39% of the shares of Banco Corpbanca Colombia S.A., and will offer to acquire the remaining 33.61% of the shares that it does not own, which includes 12.38% currently owned indirectly by CorpGroup, which has committed to selling those shares. The price per share to be offered by Itaú-Corpbanca will be equal for all shareholders and correspond to the valuation given to Banco Corpbanca Colombia S.A. for the share exchange for the merger. The price for the 33.61% interest in Banco Corpbanca Colombia S.A., in the event they are sold, will be US$894 million. For the same objective, Itaú-Corpbanca will acquire Itaú BBA Colombia S.A., Corporación Financiera, the entity through which Itaú-Unibanco does business in that country. The price to be paid will be book value, based on the most recent financial statements reported to the banking regulator in Colombia.

5.	Course of Business. Between the signing of the Transaction Agreement and the execution of the merger, the parties have agreed that both Corpbanca and Banco Itaú Chile have certain restrictions during that period, which consist fundamentally in continuing to conduct business in a way substantially similar to how they have been conducting business up to this point. The parties expect to close the transaction in Chile during 2014.

6.	Shareholder Agreement. The Transaction Agreement contemplates, likewise, that when the transaction is closed in Chile, CorpGroup and Itaú-Unibanco will sign a shareholder agreement to regulate certain matters regarding the exercise of their political rights in Itaú-Corpbanca and matters regarding the transfer of shares:

•	It will establish that the Board of Directors of the merged bank has 11 standing members and two alternates. Of the directors that may be elected by the shareholders agreement between CorpGroup and Itaú-Unibanco, the majority will be proposed by Itaú-Unibanco, based on its shareholding and the remaining directors will be proposed by CorpGroup. The Chairman will be proposed by CorpGroup and the CEO by Itaú-Unibanco. Most committees with directors will be comprised of a majority of members proposed by Itaú-Unibanco, based on its shareholding.

•	Likewise, subject to current regulations, CorpGroup is committed to exercise its political rights in alignment with Itaú-Unibanco. CorpGroup will grant in favor of Itaú-Unibanco a pledge over 16.42% of the assets of the merged bank to guarantee the obligations undertaken in the shareholder agreement, with CorpGroup maintaining the right to exercise its political and economic rights that emanate from the pledged shares.

•	It will reflect the intention of the parties in the sense that the merged bank distribute all available profits for each year after ensuring certain capital adequacy levels so that Itaú-Corpbanca complies fully with regulatory requirements and industry best practices.

•	It will also impose certain non-complete obligations on CorpGroup and Itaú-Unibanco with respect to the merged bank.

•	Lastly, regarding the share transfer, it will establish a right of first offer, a right to join third-party sales and the obligation to join certain third-party sales. It will also establish in favor of CorpGroup a sale and purchase right over 6.6% of the shares of the merged bank as a short-term liquidity mechanism, and a sale right as an alternative to keeping its interest in the merged bank. In both cases, the price will be market price with no premium.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

The close of the transaction contemplated in the Transaction Agreement is subject to obtaining the relevant regulatory authorizations as well as approval of the merger from shareholders of Corpbanca and Banco Itaú Chile in the respective extraordinary shareholders’ meetings that will be called to approve the merger.

The signing of the Transaction Agreement was approved by the Board of Directors of Corpbanca, based on a favorable report from the Directors’ Committee, complying with the other requirements established in Section XVI “On Operations with Related Parties Involving Publicly-Held Corporations and their Subsidiaries” in Law 18,046 on Corporations.

The matters described above do not involve any adjustments to the financial statements as of June 30, 2014. At this stage August 20, 2014, the effects that this information will have on the results of Corpbanca cannot be quantified.

d. Profit Distribution

In a meeting of CorpBanca’s board of directors of held February 20, 2014, the board agreed to publicly communicate, as material events, the following matters:

•	The board agreed to convene an ordinary general shareholders’ meeting on March 13, 2014, in order to conduct routine business, as well as, among other items, approve the financial statements for 2013 that report profit of MCh$155,093 and approve the board’s proposal to distribute MCh$88,403 in earnings, representing 57% of 2013 profit for the year, which translates into a dividend of Ch$0.2597360038 per share to be distributed among all 340,358,194,234 shares issued by the Bank.

If approved, these dividends will be paid once the shareholders’ meeting has concluded.

If the terms indicated above are approved, all shareholders registered in the shareholders’ registry at least five business days prior to the date of payment shall be entitled to receive dividends.

The information is presented as required by local regulations (see Note 23c).

e. Requests for Cartica Management, LLC

CorpBanca was named as a defendant in shareholder litigation captioned Cartica Management, LLC, et al. v. Corpbanca S.A., et al., Case No. 1:14-cv-02258-PKC, filed in United States District Court for the Southern District of New York on April 1, 2014. Other defendants include Mr. Saieh Bendeck and his holding companies Corp Group Banking S.A. and Saga, CorpBanca’s directors, and Banco Itaú Chile and Itaú Unibanco Holdings, S.A. Plaintiffs, minority shareholders who own ADRs and other common shares, seek injunctive and declaratory relief for alleged violations of Section 10(b) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 10b-5, Section 20(a) of the Exchange Act, and Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-5 relating to purported misrepresentations and omissions of facts concerning the pending Itaú Merger. Plaintiffs filed an Amended Complaint seeking damages for an additional claim for common law fraud on June 12, 2014, following the filing of pre-motion letters on behalf of defendants that raised deficiencies in the complaint. On June 24, 2014, Defendants filed motions to dismiss all claims. That same day, Plaintiffs moved to lifted the automatic stay of discovery imposed by the Private Securities Litigation Reform Act (“PSLRA”).

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS

a. Board of Directors

In an ordinary meeting (No. 282) of the board of directors held May 23, 2014, the board accepted the resignation of the following directors: Pablo De la Cerda Merino, Andrés Garcia Lagos and Gerardo Schlotfeldt Leighton.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

In the same meeting, in accordance with article 71 of the Corporations Regulations, the following directors were appointed to replace them: Cristian Canales Palacios, Carlos Ruiz de Gamboa Riquelme and Eugenio Gigogne Miqueles. Lastly, as one of the resigning directors served as the vice-chairman of the board, Cristian Canales Palacios was elected the new vice-chairman.

b. Profit Distribution

a) At the twenty-ninth ordinary general shareholders’ meeting held on March 12, 2014, the shareholders approved the financial statements and annual report as of December 31, 2013. At the same meeting, the Chairman proposed to shareholders that all profits for the year ended 2013, totaling MCh$ 2,603, be distributed as dividends. The proposal was unanimously approved by those shareholders present, agreeing to authorize the board of directors to decide when these dividends will be paid during 2014.

CORPBANCA CORREDORES DE BOLSA S.A.

a. Board of Directors

On April 28, 2014, director Alberto Selman Hasbún presented his letter of resignation, which became effective on that same date. The subsidiary’s board of directors appointed Felipe Hurtado Arnolds to replace him.

b. Profit Distribution

In the twenty-first ordinary general shareholders’ meeting held March 12, 2014, shareholders unanimously agreed to distribute profits for the year ended December 31, 2013, totaling MCh$2,206, and agreed to authorize the board of directors to determine the date these dividends will be paid to shareholders. In any case, this payment should take place during 2014.

CORPBANCA CORREDORES DE SEGUROS S.A.

a. Board of Directors

At the seventeenth ordinary general shareholders’ meeting held April 25, 2014, shareholders agreed to distribute profits for the year 2013, of MCh$7,722, which will be prorated among shareholders based on their ownership interests. The board was authorized to determine the dates on which the dividends will be paid.

b. Profit Distribution

At the sixteenth ordinary general shareholders’ meeting held March 8, 2013, shareholders agreed to distribute MCh$5,764 in profits for the year 2012, which will be prorated among shareholders based on their ownership interests.

c. Capital Increase

At the extraordinary general shareholders’ meeting held on March 8, 2013, shareholders agreed to increase capital by MCh$5,764, by issuing 295,428,604 single-series shares with no par value, which were placed at a price of Ch$19.510 each and fully subscribed and paid in April 2013. Shareholdings remained the same.

CORPBANCA AGENCIA DE VALORES S.A.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

a. Board of Directors

In an extraordinary meeting held May 14, 2014, because this subsidiary no longer engages in the activities it is authorized to conduct, the board agreed to request that it be removed from the SVS Broker and Securities Agent Registry maintained in accordance with article 24 of the Securities Market Law and General Character Standard 16.

The subsidiary was first registered on February 23, 2010, under No. 200.

To date, this subsidiary does not have any current clients and does not provide any custody services for securities on behalf of third parties or accounts payable for customers.

The request for removal was filed with the SVS on the same date.

To date, this request has not been approved by the Superintendency of Securities and Insurance.

On June 25, 2014, the subsidiary’s parent company (i.e. Banco Corpbanca) requested authorization to dissolve the agency from the SBIF in accordance with Chapter 11-6 of the SBIF’s Updated Compilation of Standards. The dissolution will take place through a transaction by which Banco Corpbanca will acquire the sole share in the agency held by CorpBanca Corredores de Bolsa S.A. As a result, the Bank will come to hold all of the shares of the agency and, once ten uninterrupted days have passed, the dissolution will take place in accordance with article 103 No. 2 of Law 18,046 on Corporations. To date, this request has not been approved by the Superintendency of Banks and Financial Institutions.

SMU CORP S.A.

•	Board of Directors

At the twenty-second ordinary meeting of the subsidiary’s board of directors held June 30, 2014, the board accepted the resignation of Fernando Ureta Rojas and unanimously appointed Arturo Silva Ortiz to replace him until the next ordinary shareholders’ meeting.

•	Capital Increase

In an ordinary general shareholders’ meeting held March 6, 2014, the board elected the following individuals to the company’s board of directors.

Jorge Andrés Saieh Guzmán

Pilar Doñobeitía Estades

Fernando Massú Taré

Marcelo Gálvez Saldías

Gerardo Schlotfeldt Leyton

Marcelo Cáceres Rojas

Fernando Ureta Rojas

On January 31, 2014, CorpBanca paid for 172 shares, equivalent to MCh$138, and SMU S.A. paid for 164 shares, equivalent to MCh$131, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public instrument on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On February 28, 2014, CorpBanca paid for 160 shares, equivalent to MCh$128, and SMU S.A. paid for 154 shares, equivalent to MCh$123, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public instrument on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

On March 31, 2014, CorpBanca paid for 149 shares, equivalent to MCh$119, and SMU S.A. paid for 143 shares, equivalent to MCh$114, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public instrument on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On April 30, 2014, CorpBanca paid for 141 shares, equivalent to MCh$113, and SMU S.A. paid for 135 shares, equivalent to MCh$108, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public instrument on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On May 31, 2014, CorpBanca paid for 146 shares, equivalent to MCh$117, and SMU S.A. paid for 141 shares, equivalent to MCh$113, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public instrument on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On June 30, 2014, CorpBanca paid for 146 shares, equivalent to MCh$117, and SMU S.A. paid for 141 shares, equivalent to MCh$113, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public instrument on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

These capital increases did not modify the owners’ interests in the subsidiary.

BANCO CORPBANCA COLOMBIA S.A.

a. Profit Distribution

In March 2014, shareholders of Banco Corpbanca Colombia and the other companies within the CorpBanca Colombia Group met and agreed to distribute profits as follows:

Banco Corpbanca Colombia
	MCOP$	MCh$
Profit for the period	107,782	30,157
Release of fiscal reserve	—	—

Total available to shareholders	107,782	30,157
Dividend payments
Total	107,782	30,157

In accordance with article 451 of the Commerce Code, the proposed distribution for 2013 profits does not include amounts for statutory reserves, occasional reserves or tax payments. Therefore, 100% of profit for the year will be allocated to legal reserves as indicated.

(2) In accordance with the irrevocable commitment approved in an extraordinary meeting on July 18, 2013.

For subsidiaries:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Corpbanca Investment Trust Colombia
	MCOP$	MCh$
Profit for the period	7,846	2,195
Release of fiscal reserve	467	131

Total available to shareholders	8,313	2,326
Dividend payments	5,492	1,537
Total	2,820	789

Dividend payment of COP$731.25 per share for 7,510,522 outstanding common shares, payable in cash to shareholders registered as of April 1, 2014, of which Banco Corpbanca Colombia received MCOP$5,190 (MCh$1,452) and CorpBanca Chile received MCOP$302 (MCh$84).

HELM BANK
	MCOP$	MCh$
Profit for the period	54,557	15,265
Release of fiscal reserve	407	114

Total available to shareholders	54,964	15,379
Dividend payments	5,374	1,504
Total	49,590	13,875

A dividend of COP$9.40 per share was declared for preferential shares based on “The prospectus for the preferential share issuance”, for a total of 571,749,928 shares subscribed and paid as of December 31, 2013, charged to profit for the year.

Corpbanca Investment Valores Colombia S.A.
	MCOP$	MCh$
Profit for the period	484	136
Release of fiscal reserve	7,131	1,995

Total available to shareholders	7,615	2,131
Dividend payments	5,879	1,645
Total	1,736	486

Dividend payment of COP$3,919 per share for 1,500,000 shares subscribed and paid as of December 31, 2013, payable in cash as of April 15, 2014, including amounts withheld as required by Colombian law, of which Banco Corpbanca received MCOP$5,581 (MCh$1,561) and CorpBanca Chile received MCOP$297 (MCh$83).

b. Notice of Takeover Bid for Preferential Dividend and Non-Voting Shares of Helm Bank S.A.

On January 23, 2014, the Colombian Stock Exchange (BVC) informed the general public of the final results of the takeover bid for Helm Bank, which totaled 568,206,073 shares or 99.38% of the total (571,749,928).

c. Merger between Banco CorpBanca Colombia S.A. and Helm Bank S.A.

On February 4, 2014, the legal representatives of Banco Corpbanca Colombia S.A., and Helm Bank S.A., banks headquartered in the city of Bogotá D.C., in compliance with article 57 of the Organic Statutes of the Financial System (hereinafter “EOSF”), hereby notify their shareholders:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

1.	That on December 2, 2013, the Colombian Financial Superintendency gave early notice on the merger to be executed by these banks, by which Banco Corpbanca Colombia S.A. absorbed Helm Bank S.A., which would in turn be dissolved without being liquidated, so that its assets, rights and obligations could be acquired by Banco CorpBanca Colombia. This notice was subscribed by legal representatives from both entities through a power of attorney.

2.	Reasons for the Merger. On August 6, 2013, for purposes of this merger, Banco CorpBanca Colombia acquired 2,387,387,295 common shares of Helm Bank, which represent 58.89% of the outstanding common shares of that entity, and subsequently on August 29, 2013, it acquired 1,656,579,084 shares of the same type for a total of 4,043,966,379 shares, equivalent to 99.75% of these instruments and 87.42% of the total subscribed and paid capital of Helm Bank; likewise, on January 23, 2014, once the takeover bid acceptance period had concluded, the BVC awarded Banco CorpBanca Colombia 568,206,073 preferential shares of Helm Bank, which represent 99.38% of these shares and 12.28% of the total subscribed and paid capital of Helm Bank, acquisitions that were carried out for the purposes of the merger and were previously authorized by the SFC in July 2013, giving it a 99.7814% interest. In order to comply with article 55 et seq. of the EOSF, these entities must complete the merger during the year following the date of the first acquisition of shares of Helm Bank by Banco CorpBanca Colombia (i.e. before August 6, 2014).

3.	Administrative and Financial Conditions. As these banks are both lending institutions, unifying their structures will create a more sound entity, taking advantage of synergies that will maximize operating and administrative efficiency without neglecting customer service. Once the merger of Banco CorpBanca Colombia has been completed, it will continue to comply with capital, solvency and equity regulations, as well as risk management practices in accordance with legal provisions.

4.	Valuation Method and Exchange Ratio. Both banks agreed to hire Nogal Asesorías Financieras S.A.S to perform an independent technical study of Banco CorpBanca Colombia and Helm Bank in order to determine their value and the exchange ratio of the shares. Nogal was certified as independent and competent by the SFC in communication number 2013106073-009-000 on December 27, 2013.

The financial statements of Banco CorpBanca Colombia and Helm Bank as of June 30, 2013, duly audited by Deloitte and Ernst & Young and approved by shareholders at the extraordinary general shareholders’ meeting on April 4, 2014, will serve as the basis for establishing the merger conditions. The discounted dividend method (DDM) was used to determine the value of the banks. This robust, efficient and reliable technical methodology is widely accepted locally and internationally for valuing financial entities. In conformity with the appendix containing the Nogal technical study, the exchange ratio is determined as follows (information in COP$):

Value per share of BANCO CORPBANCA COLOMBIA (X)	COP$	6125.6	Ch$	1,804.01
Value per common or preferential dividend and non-voting	COP$	563.21	Ch$	165.87
share of HELM BANK (Y)
Exchange ratio (X/Y)		10.88		10.88

Once merged, based on the valuation of the shares of Banco CorpBanca Colombia, for every 10.876 common shares and/or preferential dividend and non-voting shares of Helm Bank, its shareholders will receive one (1) share of Banco CorpBanca Colombia. For this, Banco CorpBanca Colombia will issue 1,239,863 common shares to fulfill the aforementioned exchange ratio at a value of $6,125.683 per share.

5.	Additional Information. The common shares that Banco CorpBanca Colombia must issue in favor of the shareholders of Helm Bank must be issued in accordance with article 60-5 of the EOSF in order to comply with the aforementioned exchange ratio. This issuance will take place once the merger has been formalized and registered without needing issuance or takeover bid regulations or authorization from the SFC. The fractions of shares that result from the exchange ratio may be negotiated or paid in cash by Banco CorpBanca Colombia with a charge to the capital account, in accordance with article 60-5-2 of the EOSF beginning on the business day following the recording in public deed of the merger.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

6.	Withdrawal Right. The shareholders may exercise their withdrawal right in conformity with article 62-4 of the EOSF.

7.	Inspection Right. As of this date, the accounting records and other documents required by law, as well as the early notice of merger from the SFC, the merger commitment and other documents related to the merger process will be available to shareholders at the respective offices of the Secretary Generals of Banco CorpBanca Colombia and Helm Bank located at Carrera 7 # 99-53 piso 19 and Carrera 7 # 27-18 piso 6 in Bogotá.

In conclusion, the merger will create a more sound lending institution. The matters described above do not involve any adjustments to the financial statements as of December 31, 2013. At this stage August 20, 2014, the financial effects that this information will have on the results of the entity cannot be quantified.

8.	Execution of Legal Merger

The merger between Banco Corpbanca Colombia S.A., as the absorbing entity, and Helm Bank S.A., as the absorbed entity, was formalized on June 1, 2014. As a result, Helm Bank S.A. is dissolved without being liquidated and all of its assets, rights and obligations are transferred fully to the absorbing entity.

In order to carry out the exchange of shares for the merger, the absorbing company (Banco Corpbanca Colombia S.A.) issued one million, two hundred thirty-nine thousand, seven hundred eighty-four (1,239,784) common shares of Banco Corpbanca Colombia S.A. at a nominal value of fiv hundred twenty-five pesos and eleven cents (COP$525.11), which increases the subscribed and paid capital of Banco Corpbanca Colombia S.A. by six hundred fifty-one million, twenty-two thousand, nine hundred sixty-six pesos and twenty-four cents (MCOP$651), resulting in its new subscribed and paid capital of three hundred ninety-six billion, three hundred fifty-six million, two hundred ninety thousand, five hundred eight pesos and forty-three cents (MCOP$396,356).

In accordance with article 60-5 of the EOSF, this issuance is not subject to issuance or takeover bid regulations and does not require authorization from the SFC.

9.	Modification of Shareholders

On June 27, 2014, the following changes to the shareholders of Banco Corpbanca Colombia were reported:

Shareholder	Shares	Par Value	MCOP$	MCh$	%

CorpBanca Chile	500,275,451	525.11	262,700	77,365	66.28%
CG Financial Colombia S.A.S	62,520,726	525.11	32,830	9,669	8.28%
Inversiones CorpGroup Interhold Limitada	15,748,594	525.11	8,270	2,435	2.09%
Corporación Group Banking S.A.	15,037,244	525.11	7,896	2,325	1.99%
CG Investment Colombia	120	525.11	0	0	0.00%
CorpBanca minority shareholders	2,823,151	525.11	1,482	437	0.37%
Helm Bank minority shareholders	1,239,784	525.11	651	192	0.16%
Inversiones Timón S.A.S.	50,958,825	525.11	26,759	7,881	6.75%
Inversiones Carrón S.A.S.	43,147,272	525.11	22,657	6,673	5.72%
Comercial Camacho Gómez S.A.S.	52,615,595	525.11	27,629	8,137	6.97%
Kresge Stock Holding Company Inc.	10,439,451	525.11	5,482	1,614	1.38%
Total	754,806,213		396,356	116,727	100.00%

10.	National and International Ratings Reports

Fitch Ratings retracted its national ratings for Helm Bank S.A. after the legal merger with Banco Corpbanca Colombia.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

On July 1, 2014, Fitch assigned long and short-term national ratings of “AAA (col)” and “F1+(col)” to Banco Corpbanca Colombia, detailed as follows:

•	Long-term national rating of ‘AAA (col)’ with a stable outlook;

•	Short-term national rating of F1+(col);

•	Fitch Ratings Colombia S.A. assigned ratings to the Senior and/or Subordinated Bond Issuance Programs as part of the global quota of Helm Bank (today Banco Corpbanca Colombia S.A.)

•	Fitch Ratings Colombia S.A. assigned ratings to the Multiple and Successive Issuances of Senior Bonds Helm Leasing as part of the global quota of COP$1.5 billion of Helm Bank (today Banco Corpbanca Colombia S.A.)

•	Fitch Ratings Colombia S.A. assigned ratings to the Multiple and Successive Issuances of Senior Bonds of Helm Bank for COP$1.5 billion (today Banco Corpbanca Colombia S.A.)

c. Issuance of Subordinated Bonds

Towards the end of 2013, Banco Corpbanca Colombia, the International Finance Corporation (IFC), a member of the World Bank Group, and the IFC Capitalization Fund, a fund managed by IFC Asset Management Company, signed a document entitled “Note Purchase Agreement”, by which, subject to compliance of certain conditions, Banco Corpbanca Colombia will issue and the IFC Capitalization Fund will purchase subordinated bonds for MUS$170. Once issued, these floating rate notes will mature in 10 years.

A total of MUS$170 (COP$345,926 and MCh$101,875) in bonds was issued on March 18, 2014. The 10-year notes accrue interest at a floating rate of LIBOR plus 4 points, with semi-annual interest payments, the first of which is due September 15 for MUS$3.

d. Amendments to By-Laws of Helm Bank.

On March 31, 2014, shareholders approved amendments to articles 38, 65 and 66 of the by-laws of Helm Bank in order to change the accounting close from six months to one year.

HELM COMISIONISTA

The legal, operational and technological merger of CIVAL (CorpBanca Investment Valores) and Helm Comisionista de Bolsa S.A, which are part of the CorpBanca and Subsidiaries, is expected to occur on September 1, 2014. The merged brokerage firm will maintain the taxpayer ID number of CIVAL and the name of Helm Comisionista de Bolsa. It will also maintain the complete portfolio of products and services offered by the two firms. To date, this process is awaiting approval from the Colombian Financial Superintendency in order to continue with the steps outlined in the timetable and thus complete the process by the estimated date.

HELM BANK CAYMAN

On July 29, 2013, there was a change in this bank’s ownership as a result of the acquisition of the shares of its parent company (Helm Bank). Cayman Island monetary authorities approved the changed in ownership subject to compliance of the following conditions:

a.	Immediate Voluntary Liquidation of the Bank

b.	Delivery of category B operational liquidation in the Bank’s possession in December 2013.

In the general meeting of shareholders of Helm Bank Cayman on August 5, 2013, the bank’s shareholders approved a voluntary liquidation plan for Helm Bank Cayman and appointed Alexander Lawson and Keith Balke from KPMG as liquidators. The assets of Helm Bank Cayman and its customers’ deposits were transferred to other entities within the Helm Group. This process was completed on June 26, 2014, with a bank draft from Helm Cayman for US$24,606,191.57.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 4 - SEGMENT INFORMATION

The segment information is disclosed by the Bank based on its operating segments, which differ primarily in the risks and returns that affect them.

The criteria used to report to the CODM is operating segments in accordance with IFRS 8, Operating Segments. The CODM reviews the discrete financial information on the basis of gross operational margin and only uses average balances (assets and liabilities) to evaluate performance and allocate resources.

The Bank’s business activities are primarily conducted in the domestic market. The seven operating segments are Large; Corporate and Real Estate Companies; Companies; Traditional and Private Banking; Lower Income Retail Banking; Treasury and International; Financial Services Offered through Subsidiaries and Colombia. The Bank manages these operating segments using an internal profitability reporting system.

The Bank has also included entity-wide disclosures on its operations in New York, and those in Colombia through the acquisition of Banco Corpbanca Colombia and its subsidiaries, as detailed above.

Descriptions of each operating segment are as follows:

Commercial Banking

•	Large, Corporate, and Real Estate Companies Operating Segment includes companies that belong to the major economic groups, specific industries, and companies with sales over US$60 million; this operating segment also includes real estate companies and financial institutions.

•	Companies Operating Segment - includes a full range of financial products and services to companies with sales under US$60 million. Leasing and factoring is included in this operating segment.

Retail Banking

•	Traditional and Private Banking Operating Segment - offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income customers.

•	Lower Income Retail Banking Operating Segment - offers, among other products, consumer loans, credit cards and mortgage loans to the traditionally underserved low-to-middle income customers.

Treasury and International

•	Primarily includes our treasury activities such as financial management, funding and liquidity as well as our international business.

Financial Services Offered Through Subsidiaries

•	These are services performed by our subsidiaries which include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia

This comprises the business operations of Banco Corpbanca Colombia and its subsidiaries in that country. The main business carried out in Colombia comes from individuals and small and medium-size entity Banking, Banking and Treasury businesses and institutions; and services.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

1. Entity-Wide disclosure

Corpbanca reports revenue from external customers:

(i)	based on the customers country of domicile and

(ii)	attributed, to all foreign countries in total from which the entity derives revenues.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately.

Colombia has been identified as a separate operating segment based on the business activities described above; that their operating results are regularly reviewed by the CODM which results form the basis for decisions about allocated resources and assessments of performance; and discrete financial information is available.

Entity-Wide disclosure

The revenue from external customers (revenues are attributed to countries on the basis of the customer’s location) that come from the three geographic areas are the following:

	Revenue from external customers
	06.30.2013	06.30.2014
	MCh$	MCh$
CorpBanca Chile	106,940	168,725

Revenues attributed to Chile	106,940	168,725

CorpBanca Colombia [4]	60,838	141,174
CorpBanca New York	3,985	3,296

Revenues attributed to foreign countries	64,823	144,470

Total revenues from external customers	171,763	313,195

Non current assets and others that correspond to the three geographic areas are the following:

		Chile	Colombia	New York	30.06.2014	Chile	Colombia	New York	31.12.2013
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	223,343	598,880	184,252	1,006,475	188,528	597,197	125,363	911,088
Cash in the process of collection	5	353,277	3,467	—	356,744	112,028	727	—	112,755
Investment in other companies	12	8,409	7,761	—	16,170	8,409	7,056	—	15,465
Intangible assets (*)	13	510,957	376,598	90	887,645	481,232	355,596	94	836,922
Property, plant and equipment, net	14	37,608	61,922	836	100,366	36,309	61,311	622	98,242
Deferred income taxes	15	35,046	51,617	1,739	88,402	34,228	53,650	1,340	89,218
Other assets	16	203,172	74,241	1,056	278,469	246,329	45,959	830	293,118

					2,734,271				2,356,808

The accounting policies of segments are the same as those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations.

[4]	This segment includes investments, Helm Bank (Panamá) S.A., and Helm Casa de Valores (Panamá).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

(*)	This includes goodwill generated in business combinations by operations in Colombia (Colombia segment) totaling MCh$ 444,208 (MCh$ 411,992 in 2013). For more information, see Notes 11 and 12 to these consolidated financial statements.

Hence, this disclosure furnishes information on how the Bank is managed as of December 31, 2014 and June 30, 2014.

a)	Income statement:(note that “Operating income net of loan losses, interest and fees” as the selected measure of segment profit or loss is reconciled within the table to “Income before taxes” as required under IFRS 8):

	For the six month ended June 30, 2013
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net Interest income	24,513	33,769	31,166	10,527	(4,700)	15,650	60,838	171,763
Net services fees income	14,418	6,830	10,836	4,398	(58)	(3,173)	14,331	47,582
Trading and investment income, net	692	—	60	—	22,828	1,785	22,689	48,054
Foreign exchange gains (losses), net	9,445	2,373	201	1	(14,537)	1,476	7,803	6,762
Other operating income	—	895	—	—	—	3,035	2,784	6,714
Provision for loan losses	(7,811)	(8,721)	(3,869)	(3,380)	—	583	(16,724)	(39,922)

Total operating income, net of loan losses, interest and fees	41,257	35,146	38,394	11,546	3,533	19,356	91,721	240,953

Other income and expenses	—	—				472	560	1,032
Total Operating Expenses	(6,923)	(12,294)	(27,624)	(7,781)	(5,380)	(27,528)	(47,953)	(135,483)
Income before taxes	34,334	22,852	10,770	3,765	(1,847)	(7,700)	44,328	106,502

Averages Loans	4,052,477	1,751,473	2,321,474	151,036	94,082	137	1,896,927	10,267,606
Averages Investments	—	—	—	—	823,050	—	152,456	975,506

	For the six month ended June 30, 2014
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net Interest income	25,806	37,044	37,148	12,315	50,457	9,251	141,174	313,195
Net services fees income	17,627	7,425	13,177	3,885	(139)	(858)	36,107	77,224
Trading and investment income, net	(3,501)	—	490	—	15,398	29,740	56,567	98,694
Foreign exchange gains (losses), net	9,319	3,272	386	1	718	(45,654)	4,953	(27,005)
Other operating income	—	1,290	8	—	—	1,377	9,169	11,844
Provision for loan losses	(2,518)	(7,865)	(4,253)	(3,072)	—	259	(43,998)	(61,447)

Total operating income, net of loan losses, interest and fees	46,733	41,166	46,956	13,129	66,434	(5,885)	203,972	412,505

Other income and expenses	158	—	—	—	—	—	1,146	1,304
Total Operating Expenses	(9,985)	(16,963)	(31,872)	(8,334)	(6,106)	(39,220)	(121,687)	(234,167)
Income before taxes	36,906	24,203	15,084	4,795	60,328	(45,105)	83,431	179,642

Averages Loans	3,325,449	1,868,128	2,582,172	165,838	61,085	161	5,571,248	13,574,081
Averages Investments	—	—	—	—	576,441	—	517,062	1,093,503

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

b) Assets and Liabilities

	As of December 31, 2013
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	—	23,890	1,501,540	4,179	30	63	459,274	1,988,976
Consumer	34	4,376	337,718	162,813	—	—	1,118,308	1,623,249
Commercial	3,331,083	1,662,605	838,625	79	140,568	175	3,530,402	9,503,537

Loans before provisions	3,331,117	1,690,871	2,677,883	167,071	140,598	238	5,107,984	13,115,762
Provisions for loan losses	(20,718)	(15,311)	(10,789)	(5,115)	—	1,802	(76,045)	(126,176)

Loans net of allowances (*)	3,310,399	1,675,560	2,667,094	161,956	140,598	2,040	5,031,939	12,989,586
Trading portfolio financial assets	—	—	—	—	40,977	—	390,706	431,683
Investments under agreements to resell	—	—	—	—	11,660	—	190,005	201,665
Derivative financial instruments	—	—	—	—	339,773	—	36,507	376,280
Financial investments available-for-sale	—	—	—	—	633,305	—	255,782	889,087
Held to maturity investments	—	—	—	—	19,195	—	218,327	237,522
Assets unallocated to any reportable segment (**)	—	—	—	—	—	—	—	2,356,808

Total assets	3,310,399	1,675,560	2,667,094	161,956	1,185,508	2,040	6,123,266	17,482,631

Current Accounts and demand deposits	188,092	270,671	184,033	4	343	9,524	815,955	1,468,622
Other sight balances	77,066	69,656	33,691	7,097	8	118,621	1,676,622	1,982,761
Time Deposits and saving accounts	747,873	646,746	985,923	16,360	2,403,459	—	2,537,342	7,337,703
Obligations under repurchase agreements	—	—	—	—	74,602	11,388	256,455	342,445
Derivative financial instruments	—	—	—	—	261,661	—	19,922	281,583
Borrowings from financial institutions	—	—	—	—	839,983	—	433,857	1,273,840
Debt issued	—	—	—	—	2,066,648	—	347,909	2,414,557
Liabilities unallocated to any reportable segment (***)	—	—	—	—	—	—	—	649,223
Equity	—	—	—	—	—	—	—	1,731,897

Total liabilities and equity	1,013,031	987,073	1,203,647	23,461	5,646,704	139,533	6,088,062	17,482,631

	As of June 30, 2014
	Commercial Banking		Retail Banking
	Large, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	—	25,350	1,619,672	4,214	31	—	529,020	2,178,287
Consumer	24	7,526	356,161	166,874	—	—	1,268,716	1,799,301
Commercial	3,723,007	1,791,319	927,708	114	399,776	150	4,105,963	10,948,037

Loans before provisions	3,723,031	1,824,195	2,903,541	171,202	399,807	150	5,903,699	14,925,625
Provisions for loan losses	(18,647)	(18,304)	(11,809)	(5,754)	—	1,919	(94,822)	(147,417)

Loans net of allowances (*)	3,704,384	1,805,891	2,891,732	165,448	399,807	2,069	5,808,877	14,778,208
Trading portfolio financial assets	—	—	—	—	69,658	—	427,708	497,366
Investments under agreements to resell	—	—	—	—	14,878	—	183,537	198,415
Derivative financial instruments	—	—	—	—	504,355	—	77,400	581,755
Financial investments available-for-sale	—	—	—	—	418,465	—	208,984	627,449
Held to maturity investments	—	—	—	—	30,134	—	227,935	258,069
Assets unallocated to any reportable segment (**)	—	—	—	—	—	—	—	2,734,271

Total assets	3,704,384	1,805,891	2,891,732	165,448	1,437,297	2,069	6,934,441	19,675,533

Current Accounts and demand deposits	325,902	282,142	214,542	1	994	17,517	918,017	1,759,115
Other sight balances	75,657	43,227	31,827	6,733	—	188,594	2,065,727	2,411,765
Time Deposits and saving accounts	905,705	720,164	981,616	15,364	2,770,190	—	2,504,196	7,897,235
Obligations under repurchase agreements	—	—	—	—	9,700	17,738	268,942	296,380
Derivative financial instruments	—	—	—	—	427,177	—	26,909	454,086
Borrowings from financial institutions	—	—	—	—	866,862	—	631,611	1,498,473
Debt issued	—	—	—	—	2,179,229	—	471,652	2,650,881
Liabilities unallocated to any reportable segment (***)	—	—	—	—	—	—	—	809,450
Equity	—	—	—	—	—	—	—	1,898,148

Total liabilities and equity	1,307,264	1,045,533	1,227,985	22,098	6,254,152	223,849	6,887,054	19,675,533

(*) Loans and receivables (bank and customers) net of allowances for loan losses as of December 31, 2013 and June 30, 2014.

Year 2013 (note 9 MM$126,039, note 8 MCh$ 137).

Year 2014 (note 9 MM$147,245, note 8 MCh$ 172).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

(**)	Assets unallocated to any operating segment correspond to the following:

	Notes	12.31.2013	06.30.2014
		MCh$	MCh$
ASSETS
Cash and deposits in banks	5	911,088	1,006,475
Cash in the process of collection	5	112,755	356,744
Investments in associates	12	15,465	16,170
Intangible assets	13	836,922	887,645

Property, plant and equipment, net	14	98,242	100,366
Current taxes	15	—	—
Deferred income taxes	15	89,218	88,402
Other assets	16	293,118	278,469

		2,356,808	2,734,271

(***)	Liabilities unallocated to any operating segment correspond to the following:

	Notes	12.31.2013	06.30.2014
		MCh$	MCh$
LIABILITIES
Cash in the process of collection	5	57,352	328,697
Other financial obligations	19	16,807	15,220
Current income tax provision	15	45,158	8,485
Deferred income taxes	15	179,467	192,944
Provisions	20	164,932	145,535
Other liabilities	21	185,507	118,569

		649,223	809,450

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 5 - CASH AND CASH EQUIVALENTS

a)	Detail of cash and cash equivalents

The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,	As of June 30,
	2013	2014
	MCh$	MCh$
Cash and deposits in banks
Cash	164,628	167,840
Deposits in the Central Bank of Chile	39,285	36,542
Deposits in national banks	4,666	1,152
Foreign deposits	702,509	800,941

Subtotal Cash and deposits in banks	911,088	1,006,475

Cash in the process of collection, net (5b))	55,403	28,047
Highly liquid financial instruments (1)	294,260	104,940
Investments under agreements to resell (2)	66,725	193,433

Total cash and cash equivalents	1,327,476	1,332,895

(1)	Corresponds to those financial instruments in the trading portfolio and available-for-sale portfolio with maturities that do not exceed three months from their dates of acquisition.

	Notes	12.31.2013	06.30.2014
		MCh$	MCh$
Trading Portfolio financial assets	6	86,617	47,142
Financial investment Available-for-sale portfolio	11	207,643	57,798

Highly liquid financial instruments		294,260	104,940

(2)	Corresponds to investments under agreements to resell with maturities that do not exceed three months from their dates of acquisition.

This detail is presented below:

	Notes	12.31.2013	06.30.2014
		MCh$	MCh$
Investment under agreement to resell	7 a)	66,725	193,433

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

b) Cash in the process of collection

Cash in the process of collection is short-term, amounts in transit of collection.

	As of December 31,	As of June 30,
	2013	2014
	MCh$	MCh$
Assets
Outstanding notes frorn other banks	47,737	43,102
Funds receivable	65,018	313,642

Subtotal assets	112,755	356,744

Liabilities
Funds Payable	57,352	328,697

Subtotal liabilities	57,352	328,697

Net items in course of collection	55,403	28,047

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 6 - TRADING PORTFOLIO FINANCIAL ASSETS

The detail of the financial instruments classified as trading financial assets is as follows:

	As of December 31,		As of June 30,
	2013		2014
	MCh$		MCh$
Chilean Central Bank and Government securities:
Chilean Central Bank bonds	746		11,960
Chilean - Central Bank notes	—		—
Other Chilean Central Bank and government securities	9,106		1,559

Other national institution securities:			—
Bonds	—		675
Notes	18,582		21,097
Other Securities	133		134

Foreign Institution Securities:			—
Bonds	326,141		346,922
Notes	—		—
Other foreign Securities	64,443		91,854

Mutual funds Investments:			—
Funds managed by related organizations	12,495		21,427
Funds managed by third parties	37		1,738

Total	431,683	(*)	497,366	(*)

(*)	This total includes as of June 30, 2014 MCh$47,142 (MCh$86,617 as of December 31, 2013), included in Note 5 “Cash and cash equivalents”, which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 7 - INVESTMENT AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2013 and June 30, 2014 the instruments acquired under agreements to resell are as follows:

As of December 31, 2013
	Less than three months		More than three months and less than one year	More than one Year	Total
	MCh$		MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	—		—	—	—
Treasury Bonds and Notes	—		—	—	—
Other fiscal securities	—		—	—	—
Other securities issued locally:	—		—	—	—
Other local bank securities	—		—	—	—
Bonds and company business papers	772		—	—	772
Other securities issued locally	9,669		1,219	—	10,888
Securities issued abroad:	—		—	—	—
Government and Central Bank securities	56,284		—	133,721	190,005
Other Securities issued abroad	—		—	—	—
Mutual Funds Investments:	—		—	—	—
Funds managed by related companies	—		—	—	—
Funds managed by third parties	—		—	—	—

Total	66,725	(*)	1,219	133,721	201,665

As of June 30, 2014
	Less than three months		More than three months and less than one year	More than one Year	Total
	MCh$		MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	—		—	—	—
Treasury Bonds and Notes	—		—	—	—
Other fiscal securities	—		—	—	—
Other securities issued locally:	—		—	—	—
Other local bank securities	1,335		—	—	1,335
Bonds and company business papers	531		—	—	531
Other securities issued locally	8,030		4,982	—	13,012
Securities issued abroad:	—		—	—	—
Government and Central Bank securities	183,537		—	—	183,537
Other Securities issued abroad	—		—	—	—
Mutual Funds Investments:	—		—	—	—
Funds managed by related companies	—		—	—	—
Funds managed by third parties	—		—	—	—

Total	193,433	(*)	4,982	—	198,415

(*)	This total includes as of June 30, 2014 MCh$193,433 (MCh$66,725 as of December 31, 2013), included in Note 5 “Cash and cash equivalents”, which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

b) The Bank obtains funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a fixed rate.

As of December 31, 2013, and June 30, 2014 obligations under repurchase agreements are the following:

As of December 31, 2013
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	11,628	—	—	11,628
Treasury Bonds and Notes	—	—	—	—
Other fiscal securities	17,405	—	—	17,405
Other securities issued locally:	—	—	—	—
Other local bank securities	56,957	—	—	56,957
Bonds and company business papers	—	—	—	—
Other securities issued locally	—	—	—	—
Securities issued abroad:	—	—	—	—
Government and Central Bank securities	256,455	—	—	256,455
Other Securities issued abroad	—	—	—	—
Mutual Funds Investments:	—	—	—	—
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—

Total	342,445	—	—	342,445

As of June 30, 2014
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$
Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	—	—	—	—
Treasury Bonds and Notes	—	—	—	—
Other fiscal securities	—	—	—	—
Other securities issued locally:	—	—	—	—
Other local bank securities	17,167	571	—	17,738
Bonds and company business papers	9,700	—	—	9,700
Other securities issued locally	—	—	—	—
Securities issued abroad:	—	—	—	—
Government and Central Bank securities	268,942	—	—	268,942
Other Securities issued abroad	—	—	—	—
Mutual Funds Investments:	—	—	—	—
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—

Total	295,809	571	—	296,380

NOTE 8 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

A.	As of December 31, 2013 and June 30, 2014, the Bank holds the following portfolio of derivative financial instruments:

A.1) Derivatives financial assets

	As of December 31, 2013
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value MCh$
	MCh$	MCh$	MCh$
Foreign Currency Forwards	3,401,493	1,568,880	257,382	70,265
Interest Rate Swap	476,480	1,259,204	6,437,978	153,007
Foreign Currency Swap	52,983	348,823	1,761,247	150,528
Foreign Currency Call Options	61,226	65,320	—	1,968
Foreign Currency Put Options	35,861	40,490	—	512

Total	4,028,043	3,282,717	8,456,607	376,280

	As of June 30, 2014
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value MCh$
	MCh$	MCh$	MCh$
Foreign Currency Forwards	2,774,816	1,882,742	272,307	81,276
Interest Rate Swap	643,075	1,665,622	7,318,086	302,301
Foreign Currency Swap	123,315	274,309	1,816,255	196,290
Foreign Currency Call Options	64,559	60,560	—	1,087
Foreign Currency Put Options	47,787	64,782	—	801

Total	3,653,552	3,948,015	9,406,648	581,755

A.2) Derivatives financial liabilities

	As of December 31, 2013
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value MCh$
	MCh$	MCh$	MCh$
Foreign Currency Forwards	3,431,709	1,947,645	228,605	62,170
Interest Rate Swap	628,224	1,977,705	6,061,512	100,784
Foreign Currency Swap	78,762	305,554	1,209,442	114,518
Foreign Currency Call Options	68,540	53,231	—	3,549
Foreign Currency Put Options	9,750	20,094	—	562

Total	4,216,985	4,304,229	7,499,559	281,583

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

	As of June 30, 2014
	Notional
	Up to 3 months	3 months to 1 year	Over one year	Fair Value MCh$
	MCh$	MCh$	MCh$
Foreign Currency Forwards	2,862,538	1,917,654	203,313	71,213
Interest Rate Swap	1,039,592	2,270,355	6,759,937	217,256
Foreign Currency Swap	79,835	295,193	1,174,664	162,657
Foreign Currency Call Options	98,547	65,493	—	2,335
Foreign Currency Put Options	10,917	27,578	—	625

Total	4,091,429	4,576,273	8,137,914	454,086

B. Hedge accounting

Fair value hedges:

The Bank uses interest rate derivatives to reduce the risk on certain items designated as hedged items, for example, long-and-short term debt issuances and assets such as commercial loans.

Below is a detail by maturity of hedged items and hedging instruments as of December 31, 2013 and June 30, 2014, under fair value hedges.

	As of December 31, 2013
	Notional
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$
Hedged Items
Loans	110,034	20,311	109,123	—
Investment	24,825	—	6,993	—
Bonds	—	—	157,924	20,000

Total	134,859	20,311	274,040	20,000

Hedging instrument
Forward Currency	6,177	—	—	—
Interest Rate Swaps	106,059	8,080	238,227	20,000
Currency Swaps	22,623	12,231	35,813	—

Total	134,859	20,311	274,040	20,000

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

	As of June 30, 2014
	Notional
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$
Hedged Items
Loans	15,000	44,274	31,755	—
Investment	22,157	—	—
Bonds	—	—	398,020	20,000

Total	37,157	44,274	429,775	20,000

Hedging instrument
Interest Rate Swaps	34,219	32,043	398,020	20,000
Foreign Currency Swap	—	12,231	31,755	—
Foreign currency Forwards	2,938	—	—	—

Total	37,157	44,274	429,775	20,000

Cash flow hedges:

Cash flow hedges are used by the Bank to:

a)	reduce the volatility of cash flows in balance sheet items that are indexed to inflation through the use of inflation forwards and combinations of swaps in pesos and indexed units.

b)	set the rate of a portion of the pool of short-term liabilities in pesos, thus reducing the risk of an important part of the Bank’s cost of funding, although still maintaining the liquidity risk of the pool.

c)	it also sets the rate of funding sources at a floating.

Below is a detailed account of hedged items and hedging instruments by maturity as of December 31, 2013 and June 30, 2014, under cash flow hedges.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

	As of December 31, 2013
	Notional
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$
Hedged Items
Loans	225,867	74,591	—	—
Investments	—	—	—	15,677
Demand Deposits	115,000	213,800	30,300	—
Financial Obligation	134,236	—	—	—

Total	475,103	288,391	30,300	15,677

Hedging instrument
Foreign Currency Forwards	97,900	74,591	—	—
Interest Rate Swaps	236,367	213,800	30,300	—
Currency Swaps	140,836	—	—	15,677

Total	475,103	288,391	30,300	15,677

	As of June 30, 2014
	Notional
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$
Hedged Items
Loans	492,523	84,083	—	—
Investments	—	—	—	—
Demand Deposits	168,800	45,000	30,300	—
Financial Obligation	71,865	—	—	—

Total	733,188	129,083	30,300	—

Hedging instrument
Foreign Currency Forwards	362,757	84,083	—	—
Interest Rate Swaps	78,465	—	—	—
Currency Swaps	291,966	45,000	30,300	—

Total	733,188	129,083	30,300	—

The effective portion of increase/decrease in fair value of the hedging instruments of the hedged items from cash flow hedges, MCh$(3,757) (MCh$(5,187) as of December 31, 2013) (Note 23g) Shareholders Equity) and the ineffective portion of increase/decrease in fair value of the hedging instruments of the hedged items from cash flow hedges, MCh$42 (MCh$51 as of December 31, 2013) (Note 27 - Net Foreign Exchange Income (losses) - Foreign exchange gains (losses) on hedging derivatives), as of June 30, 2014 and as of December 31, 2013, respectively, were as follow

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

with respect to the following hedged items:

	Effective portion	Ineffective portion
	As of December 31, 2013
	MCh$	MCh$
Demand Deposits	(3,324)	2
Loans	(766)	—
Investments	(646)	49
Financial Obligation	(451)	—

Net flows	(5,187)	51

	Effective portion	Ineffective portion
	As of June 30, 2014
	MCh$	MCh$
Demand Deposits	(4,117)	—
Loans	330	—
Investments	—	42
Financial Obligation	30	—

Net flows	(3,757)	42

Hedging net investment in foreign operations:

The Bank has a foreign operation (New York Branch) whose functional currency (US dollars) is other than the Bank’s functional currency. When translating the results of operations and financial position of this foreign operation into the Bank’s presentation currency, the Bank recognizes foreign exchange differences in other comprehensive income until it disposes of the foreign operation. For this reason, the Bank decided to hedge the foreign currency risk arising from its net investment in this foreign operation and has designated non-derivative financial instruments as hedging instruments. Gains or losses relating to the effective portion of the hedge are recognized in other comprehensive income and accumulated under the heading hedge of a net investment in foreign operation within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses on the hedging instrument relating to the effective portion accumulated in equity are reclassified to profit or loss on the disposal of the foreign operation.

Gains or losses on the hedge of the net investment in its foreign operation that have been recognized in other comprehensive income and accumulated in equity are as follows:

	12.31.2013	06.30.2014
	MCh$	MCh$
Beginning balance	365	(1,907)
Gains (losses ) on hedge of net investment in foreign operation, before tax	(2,840)	(1,586)
Reclassification adjustments to profit or loss, before tax	—	—
Income tax relating to hedges of net investments in foreign operations	568	317

Closing balance	(1,907)	(3,176)

No ineffective portion was recognized in profit or loss for the years ended December 31, 2013 and June 30, 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 9 - LOANS AND RECEIVABLES TO BANKS

a)	As of December 31, 2013 and June 30, 2014, loans and receivables to banks are as follows:

	As of December 31,	As of June 30,
	2013	2014
	MCh$	MCh$
Local Banks
Loans to local banks	—	—
Allowances for loans losses	—	—

Subtotal	—	—

Foreign Banks
Loans to foreign banks	78,064	106,652
Other debts with foreign banks	—	—
Allowances for loans losses	(137)	(172)

Subtotal	77,927	106,480

Banco Central of Chile
Restricted Deposits in the Central Bank of Chile	140,017	399,000

Subtotal	140,017	399,000

Total	217,944	505,480

b) The movement in the allowances for loan losses as of December 31, 2013 and June 30, 2014 is as follows:

	Note	As of December 31, 2013
		Local Banks	Foreign Banks	Total
		MCh$	MCh$	MCh$
Balance as of January 1, 2013		—	(178)	(178)
Write-offs		—	—	—
Established provisions	28	—	(1,054)	(1,054)
Released provisions	28	—	1,086	1,086
Impairment		—	—	—
Impairment reversal		—	—	—
Exchange Differences		—	9	9

Balances as of December 31, 2013		—	(137)	(137)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

	Note	As of June 30, 2014
		Local Banks	Foreign Banks	Total
		MCh$	MCh$	MCh$
Balance as of January 1, 2014		—	(137)	(137)
Write-offs		—	—	—
Established provisions	28	—	(118)	(118)
Released provisions	28	—	95	95
Impairment		—	—	—
Impairment reversal		—	—	—
Exchange Differences		—	(12)	(12)

Balances as of June 30, 2014		—	(172)	(172)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 10 - LOANS AND RECEIVABLES TO CUSTOMERS

a) Loans and receivables to customers

As of December 31, 2013 and June 30, 2014, the composition of the loan portfolio is as follows:

As of December 31, 2013	Gross Assets			Allowances for loan losses
	Normal Portfolio	Impaired Portfolio	Total	Individually Evaluated for impairment	Collectively evaluated for impairment	Total	Net Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	7,447,610	241,817	7,689,427	53,854	10,192	64,046	7,625,381
Foreign trade loans	427,242	31,832	459,074	21,736	236	21,972	437,102
Current account debtors	26,925	1,010	27,935	444	298	742	27,193
Factoring operations	75,102	282	75,384	1,921	183	2,104	73,280
Leasing transactions (*)	773,884	37,998	811,882	80	340	420	811,462
Other loans and receivables	220,322	1,432	221,754	601	1,469	2,070	219,684

Subtotals	8,971,085	314,371	9,285,456	78,636	12,718	91,354	9,194,102

Mortgage loans:
Letters of credit loans	71,285	2,764	74,049	—	218	218	73,831
Endorsable mutual mortgage loans	189,563	6,796	196,359	—	1,571	1,571	194,788
Other mutual mortgage loans	1,400,825	18,986	1,419,811	—	4,080	4,080	1,415,731
Leasing transactions (*)	256,177	4,706	260,883	—	738	738	260,145
Other loans and receivables	36,323	1,551	37,874	—	361	361	37,513

Subtotals	1,954,173	34,803	1,988,976	—	6,968	6,968	1,982,008

Consumer loans:
Consumer loans	1,028,252	33,744	1,061,996	—	15,817	15,817	1,046,179
Current account debtors	39,547	465	40,012	—	1,074	1,074	38,938
Credit card	224,607	4,169	228,776	—	2,495	2,495	226,281
Consumer leasing transactions (*)	21,087	495	21,582	—	145	145	21,437
Other loans and receivables	265,828	5,055	270,883	—	8,186	8,186	262,697

Subtotals	1,579,321	43,928	1,623,249	—	27,717	27,717	1,595,532

Total	12,504,579	393,102	12,897,681	78,636	47,403	126,039	12,771,642

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

As of June 30, 2014	Gross Assets			Allowances for loan losses
				Individually	Collectively
	Normal	Impaired		Evaluated for	evaluated for
	Portfolio	Portfolio	Total	impairment	impairment	Total	Net Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	8,260,182	238,518	8,498,700	61,341	11,086	72,427	8,426,273
Foreign trade loans	552,249	24,207	576,456	21,588	269	21,857	554,599
Current account debtors	66,497	2,130	68,627	1,096	808	1,904	66,723
Factoring operations	57,511	263	57,774	1,451	232	1,683	56,091
Leasing transactions (*)	894,391	30,960	925,351	22	138	160	925,191
Other loans and receivables	314,704	773	315,477	496	1,789	2,285	313,192

Subtotals	10,145,534	296,851	10,442,385	85,994	14,322	100,316	10,342,069

Mortgage loans:
Letters of credit loans	66,656	2,436	69,092	—	202	202	68,890
Endorsable mutual mortgage loans	184,577	5,811	190,388	—	1,228	1,228	189,160
Other mutual mortgage loans	1,560,470	20,237	1,580,707	—	5,065	5,065	1,575,642
Leasing transactions (*)	295,672	5,468	301,140	—	1,726	1,726	299,414
Other loans and receivables	35,628	1,332	36,960	—	282	282	36,678

Subtotals	2,143,003	35,284	2,178,287	—	8,503	8,503	2,169,784

Consumer loans:
Consumer loans	1,152,895	36,927	1,189,822	—	23,645	23,645	1,166,177
Current account debtors	42,771	584	43,355	—	1,223	1,223	42,132
Credit card	248,779	4,779	253,558	—	4,253	4,253	249,305
Consumer leasing transactions (*)	21,528	612	22,140	—	238	238	21,902
Other loans and receivables	285,464	4,962	290,426	—	9,067	9,067	281,359

Subtotals	1,751,437	47,864	1,799,301	—	38,426	38,426	1,760,875

Total	14,039,974	379,999	14,419,973	85,994	61,251	147,245	14,272,728

(*)	Lease transactions (commercial, mortgage and consumer) are presented net of provisions and total MCh$1,246,507 as of June 30, 2014 and MCh$1,093,044 as of December 31, 2013.

The Bank finances its customers’ asset purchases, both movable and real estate, through lease contracts that are included within loans and receivables from customers. As of June 30, 2014, MCh$168,433 corresponds to leases of movable assets (MCh$152,193 as of December 31, 2013) and MCh$190,972 to leases of real estate assets (MCh$179,552 as of December 31, 2013).

Where appropriate, we obtain collateral in respect of our loans and receivables from customers. The collateral normally takes the form of a mortgage (i.e., urban and rural properties, agricultural lands, maritime vessels and aircraft, mineral rights and other assets) and liens (i.e., inventories, agricultural goods, industrial goods, plantations and other property pledged as security) over the customer’s assets. The existence and amount of collateral generally varies from loan to loan. Based on the credit worthiness of the borrower.

We review collateral fair values by obtaining appraisals on impaired secured loans every 18 months and on normal secured loans every three years.

We monitor collateral values between appraisals on an on going basis in order to capture any unusual significant changes (i.e., improved conditions in the real estate industry, changes in overall economic conditions, etc.) in market-based evidence used in the appraisals. In the event that unusual significant changes occur between appraisals, the collateral values are reassessed and recalculated.

During 2014, the Bank has received assets such as homes, apartments, commercial and agricultural lands, among others, with an fair value of MCh$3,024 (MCh$1,970 in 2013) through floreclosure or judicial proceedings.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

b) Portfolio characteristics

As of December 31, 2013 and June 30, 2014, the loan portfolio before allowances for loan losses by customer economic activity was as follows:

	National Loans		Foreign Loans		Total		Distribution Percentage as of
	12.31.2013	06.30.2014	12.31.2013	06.30.2014	12.31.2013	06.30.2014	12.31.2013	06.30.2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans:
Manufacturing	499,037	500,031	332,767	549,966	831,804	1,049,997	6.45%	7.28%
Mining	328,377	343,651	457,884	143,632	786,261	487,283	6.10%	3.38%
Electricity, gas and water	146,316	329,088	351,301	560,656	497,617	889,744	3.86%	6.17%
Agriculture and livestock	179,008	200,780	123,906	143,116	302,914	343,896	2.35%	2.38%
Forestry and wood extraction	23,650	25,477	8,875	26,111	32,525	51,588	0.25%	0.36%
Fishing	1,212	6,213	—	—	1,212	6,213	0.01%	0.04%
Transport	196,092	198,953	165,982	131,622	362,074	330,575	2.81%	2.29%
Communications	3,423	2,941	111,671	122,256	115,094	125,197	0.89%	0.87%
Construction	854,452	879,683	257,438	254,245	1,111,890	1,133,928	8.62%	7.86%
Commerce	434,713	492,400	1,034,412	1,276,446	1,469,125	1,768,846	11.39%	12.27%
Services	2,695,813	2,796,805	980,883	1,233,404	3,676,696	4,030,209	28.51%	27.95%
Others	70,829	66,161	27,415	158,748	98,244	224,909	0.76%	1.56%

Subtotals	5,432,922	5,842,183	3,852,534	4,600,202	9,285,456	10,442,385	72.00%	72.42%

Mortgage Loans	1,529,701	1,660,870	459,275	517,417	1,988,976	2,178,287	15.42%	15.11%
Consumer loans	504,940	547,245	1,118,309	1,252,056	1,623,249	1,799,301	12.59%	12.48%

Total	7,467,563	8,050,298	5,430,118	6,369,675	12,897,681	14,419,973	100.00%	100.00%

c) Allowances for loans losses

The changes in allowances for loan losses during the periods ended June 30, 2014 and December 31, 2013 are summarized as follows:

	Note	Individually Evaluated for impairment	Collectively evaluated for impairment	Total
		MCh$	MCh$	MCh$
Balances as January 1, 2013		65,164	44,437	109,601
Impaired portfolio write-offs:
Commercial loans		(30,178)	(12,253)	(42,431)
Mortgage loans		—	(2,831)	(2,831)
Consumer loans		—	(62,296)	(62,296)

Total Write-offs		(30,178)	(77,380)	(107,558)
Established provision	28	193,586	137,423	331,009
Provision released	28	(148,563)	(62,875)	(211,438)
Impairment		—	—	—
Debt exchange and loans-sale		(4,565)	—	(4,565)
Exchange rate differences		3,192	5,798	8,990

Balances as of December 31, 2013	10 a)	78,636	47,403	126,039

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

		Individually	Collectively
		Evaluated for	evaluated for
	Note	impairment	impairment	Total
		MCh$	MCh$	MCh$
Balances as January 1, 2014		78,636	47,403	126,039
Impaired portfolio write-offs:
Commercial loans		(11,850)	(6,594)	(18,444)
Mortgage loans		—	(1,173)	(1,173)
Consumer loans		—	(33,437)	(33,437)

		(11,850)	(41,204)	(53,054)
Total Write-offs
Established provision	28	80,069	91,905	171,974
Provision released	28	(56,897)	(42,179)	(99,076)
Impairment		—	—	—
Debt exchange and loans-sale		(8,630)	—	(8,630)
Exchange rate differences		4,666	5,326	9,992

Balances as of June 30, 2014	10a)	85,994	61,251	147,245

c) Lease

The maturity of finance leases as of December 31, 2013 and June 30, 2014, is detailed as follows:

			12.31.2013		06.30.2014
			Net Leasing		Net Leasing
	Note		MCh$		MCh$
Up to 1 month			29,928		25,419
From 1 month to 3 months			40,820		25,425
From 3 months to 1 year			167,689		105,099
From 1 year to 3 years			322,322		328,992
From 3 years to 6 years			223,757		245,633
Over 6 years			308,528		515,940

Total	10 a	)	1,093,044	(*)	1,246,507

(*)	Includes commercial leasing transactions of MCh$925,191 (MCh$811,462) mortgage leasing transactions of MCh$299,414 (MCh$260,145) and consumer leasing transactions of MCh$21,902 (MCh$21,437) as of December 2013 and as of June 30, 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 11 - INVESTMENT INSTRUMENTS

As of December 31, 2013 and June 30, 2014, the detail of financial investments available for sale and held to maturity was as follows:

a) Financial investments

			As of December 31,				As of June 30,
			2013				2014
			Available for	Held to	Total		Available		Held to	Total
			sale	maturity			for sale		maturity
			MCh$	MCh$	MCh$		MCh$		MCh$	MCh$
Chilean Central Bank and Government Securities
Chilean Central Bank securities			334,718	—	334,718		240,559		—	240,559
Chilean Treasury Bonds			847	—	847		51,860		—	51,860
Other government securities			21,769	—	21,769		15,133		—	15,133
							—		—
Other financial instruments							—		—
Promissory notes related to deposits in local banks			78,712	—	78,712		19,105		—	19,105
Chilean mortgage finance bonds			313	—	313		239		—	239
Chilean financial institution bonds			17,985	—	17,985		—		—	—
Other local investments			136,623	8,632	145,255		64,593		7,994	72,587

Financial instruments Issued abroad							—		—
Foreign government and central bank instruments			212,280	93,750	306,030		166,309		—	166,309
Other foreign investments			85,840	135,140	220,980		69,651		250,075	319,726
Impairment provision			—	—	—		—		—	—
			—	—			—		—

Unquoted securities in active markets
Chilean corporate bonds			—	—	—		—		—	—
Other investments			—	—	—		—		—	—
							—		—
Impairment Provision			—	—	—		—		—	—
							—		—

Total	(	*)	889,087	237,522	1,126,609	(*)	627,449	(*)	258,069	885,518

(*)	As of June 30, 2014 this total includes MCh$57,798 (MCh$69,705 in June 30, 2013 and MCh$207,643 as of December 31, 2013), included in note No. 5 “Cash and cash equivalents”, which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

As of June 30, 2014, the portfolio of financial investments available-for-sale includes net unrealized losses, net of taxes, recorded in other comprehensive income of MCh$787 (MCh$2,799 as of December 31, 2013)

b) Impairment of investment instruments

As of December 31, 2013 and June 30, 2014, there are no significant or prolonged declines in value.

All investments quoted in non-active markets and classified as available-for-sale have been recorded at their fair value.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

c) The classification of our available-for-sale securities within the fair value hierarchy is as follows:

	As of December 31, 2013
	Available for sale Portfolio
	Total	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	334,718	334,063	655	—
Chilean Central Bank Notes	847	847	—	—
Other government securities	21,769	—	21,769	—

Other Financial Instruments
Promissory notes related to deposits in local banks	78,712	—	78,712	—
Chilean mortgage finance bonds	313	—	313	—
Chilean financial institution bonds	17,985	—	17,985	—
Other local investments	136,623	—	136,623	—

Financial instruments Issued abroad
Foreign government and central bank instruments	212,280	212,280	—	—
Other foreign investments	85,840	48,686	37,154	—
Impairment Provision	—	—	—	—

Totals	889,087	595,876	293,211	—

	As of June 30, 2014
	Available for sale Portfolio
	Total	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	240,559	240,243	316	—
Chilean Central Bank Notes	51,860	51,860	—	—
Other Chilean Central Bank and Government securities	15,133	—	15,133	—

Other Financial Instruments
Promissory notes related to deposits in local banks	19,105	—	19,105	—
Chilean mortgage finance bonds	239	—	239	—
Chilean financial institution bonds	64,593	—	64,593	—
Other local investments	—	—	—	—

Financial instruments Issued abroad
Foreign government and central bank instruments	166,309	166,309	—	—
Other foreign investments	69,651	3,148	66,503	—
Impairment Provision	—	—	—	—

Totals	627,449	461,560	165,889	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 12 - INVESTMENTS IN OTHER COMPANIES

a) As of December 31, 2013 and June 30, 2014 the investments in other companies are detailed as follows:

	December 31, 2013			June 30, 2014
Company	% Ownership	MCh$		% Ownership	MCh$
Nexus S.A.	12,90	1.057		12,90	1.057
Transbank S.A.	8,72	939		8,72	939
Combanc S.A.	5,29	159		5,29	159
Redbanc S.A.	2,50	110		2,50	110
Sociedad Interbancaria de Depósitos de Valores S.A.	3,91	75		3,91	75
Imerc OTC S.A	6,67	864	(ii)	6,67	864	(ii)
Deceval S.A.	11,35	8.098	(i)	11,35	8.434	(i)
A.C.H Colombia	4,22	523	(i)	4,22	545	(i)
Redeban Multicolor S.A	1,60	284	(i)	1,60	306	(i)
Cámara de Compensación Divisas de Col. S.A.	7,76	73	(i)	7,76	79	(i)
Cámara de Riesgo Central de Contraparte S.A.	2,42	208	(i)	2,42	224	(i)
B.C.H. - Liquidación	0,000003	15	(i)	—	—	(i)
Cifin	9,00	150	(i)	9,00	343	(i)
Servibanca - Tecnibanca	4,54	719	(i)	4,54	774	(i)
Shares or rights in other companies
Santiago Stock Exchange Shares	2,08	1.056		2,08	1.056
Chilean Electronic Stock Exchange Shares	2,44	211		2,44	211
Colombia Stock Exchange	0,97	841	(i)	0,97	905	(i)
Fogacol	150.000 Unit	83	(i)	150.000 Unit	89	(i)

Total		15.465			16.170

(i)	Corresponds to investments in other companies carried out by the subsidiaries in Colombia.
(ii)	As of December 31, 2013, Corpbanca had subscribed to and paid in for 667 shares, equivalent to MCh$ 864, which were paid in when forming the company. The company, Servicios de Infraestructura de Mercado OTC S.A., doing business as IMERC-OTC S.A. was formed on June 21, 2013, in conjunction with other banks from the Chilean financial system to operate a centralized operations registry, providing registration, confirmation, storage, consolidation and reconciliation services for derivative transactions. The new company was formed with capital of Ch$12,957,463,890, divided into 10,000 shares with no par value.

During as of June 30, 2013 and 2014 the Bank received dividends from its investment in other companies as follows:

	06.30.2013	06.30.2014
	MCh$	MCh$
Dividends received	1,032	1,304

Total	1,032	1,304

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

The movements of investment in other companies as of December 31, 2013 and June 30, 2014 were the following:

	12.31.2013	06.30.2014
	MCh$	MCh$
Opening balance at January 1	5,793	15,465
Investment acquisitions	9,672	—
Investment sales	—	(15)
Exchange rate differences	—	720

Ending balance as of	15,465	16,170

b) Business Combination - Banco Corpbanca Colombia and Subsidiaries with Helm Bank and Subsidiaries.

i. General Operating Aspects

Banco Corpbanca Colombia, headquartered in Colombia (mainly in Bogotá D.C.), acquired the voting and non-voting shares of Helm Bank S.A. (hereinafter “Helm Bank”) and subsidiaries, also headquartered in Colombia.

Historical information (See note 3 “Merger between Banco CorpBanca Colombia S.A. and Helm Bank S.A.”)5.

As part of the agreement between Banco Corpbanca Colombia and the companies controlling Helm Bank, Banco Corpbanca Colombia committed to acquiring up to 100% of the preferential dividend and non-voting shares (preferential shares) of Helm Bank. Banco Corpbanca Colombia acquired, 2,387,387,295 common shares, which represented 58.89% of the outstanding common shares (51.61% of subscribed and paid capital) of Helm Bank during the first closing and 1,650,579,084 common shares, which represented 40.86% of the outstanding common shares (35.81% of subscribed to and paid in capital) of Helm Bank during the second closing for a total of 4,043,966,379 common shares, which represented 99.75% of the total outstanding common shares and 87.42% of the subscribed to and paid in capital of Helm Bank, in purchases made on August 6 and 29, 2013 (referred to above as first closing and second closing). On January 28, 2014, Banco CorpBanca Colombia honored its commitment with respect to preference shares, carrying out a voluntary Takeover Bid (TOB) for the preference shares as part of the third closing (see subsequent events footnote), which was mainly designed to offer a liquidity and sales mechanism to the preference shareholders under the same economic conditions that were agreed upon for the sellers of the common shares of Helm Bank under the SPA6 and to facilitate the merger process, enabling Banco Corpbanca Colombia and its subsidiaries to expand their presence in the medium and long term as loan establishments in the Colombian market, obtaining a 12.36% interest and giving a total interest of 99.7814% of subscribed to and paid in capital. By virtue of express legal provisions, Banco Corpbanca Colombia and Helm Bank must merge within a year following the date of the first acquisition of shares of Helm Bank (i.e. before August 6, 2014). This company is engaged in raising funds through checking account, demand and time deposits in order to provide loans. Banco CorpBanca Colombia as a result of the acquisition of Helm Bank acquired an indirect interest over Helm Comisionista, Helm Fiduciaria, Helm Caymán and Helm Panamá, which has complemented its businesses. See note 23 i) for further information.

[5]	By virtue of a express legal provision of Colombian legislation, Banco CorpBanca Colombia and Helm Bank were committed to merge after a year of acquisition, event that took place on the the 1st of June 2014, where Banco CorpBanca Colombia absorbed Helm Bank.
[6]	Share Purchase Agreement or SPA: A share purchase agreement for common shares of Helm Bank signed between Helm Corporation, Inversiones Carrón S.A.S, Comercial Camacho Gómez S.A.S. e Inversiones Timón S.A.S., together the first party, and HC Acquisitions SAS, the second party, who subsequently transferred the agreement to Banco Corpbanca Colombia, by virtue of which the first party sold to the second party all of the common shares owned by Inv. Carrón S.A.S., Comercial Camacho Gómez S.A.S. and Inversiones Timón S.A.S., in Helm Bank, and by which Banco Corpbanca Colombia committed to offer to purchase up to 100% of the Preferential Shares from the Preferential Shareholders under the same economic conditions set for the sellers of the aforementioned common shares.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Helm Fiduciaria S.A. This subsidiary is a financial services corporation that is engaged in providing trust services and, in general, performing all transactions legally allowed for trust companies based on the requirements, restrictions and limitations of Colombian law. (Helm Bank S.A. has a 99.9807% direct and indirect interest).

Helm Bank Panamá S.A. This subsidiary is organized under the law of the Republic of Panama and has been operating since April 15, 1998 in that country with an international license granted by the Superintendency of Banks through Ruling 2297 of October 17, 1997 that also allows it to be engaged in the banking business abroad. (Helm Bank S.A. has a 100% direct interest.)

Helm Comisionista de Bolsa S.A. This subsidiary carries out the activities particular to a securities brokerage firm based on the legal requirements, especially Ruling No. 400 of 1995 (Sole Ruling), issued by the Financial Superintendency. This entity has a 100% interest in the company Helm Casa de Valores Panamá, which is engaged in purchasing and selling securities under the laws of the Republic of Panama. (Helm Bank S.A. has a 99.9965% direct and indirect interest.)

Helm Bank Cayman. This subsidiary is engaged in providing unrestricted financial services. It can carry out banking business of any type, except with customers from the Grand Cayman Islands, in accordance with the laws of those islands. (Helm Bank S.A. has a 100% direct interest.)

See Note 1.1 Parent Company and Subsidiaries in Chile (table on ownership interests).

ii. Helm Bank and Subsidiaries

Its strategy has been to maximize returns on its portfolio and reduce funding costs by enhancing the composition of its available resources.

iii. Main Reasons for the Purchase

After receiving the necessary regulatory authorizations from regulators in Chile, Colombia, Panama and the Cayman Islands, Corpbanca acquired control of Helm Bank and subsidiaries through its subsidiary Banco Corpbanca Colombia. With the recent acquisition of Helm Bank and its foreseen merger with Banco Corpbanca Colombia, Corpbanca Chile has consolidated its operations in Colombia, reaffirming its long-term commitment to this market.

For Corpbanca Chile, the Colombian market has great potential and significant room for growth in the banking business. Many Chilean investors have invested in Colombia and the Bank aims to assist customers with these projects, to strengthen long-term relationships with people and companies in that country, and also to provide peace of mind to our shareholders and investors by diversifying risks and earnings sources.

iv. Detail of Assets Acquired and Liabilities Assumed

The fair value of the identifiable assets and liabilities of Helm Bank and its subsidiaries as of the date of acquisition (August 6, 2013) was as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

	MCop$	MCh$
Total net identifiable assets at fair value	1,331,262	364,233
Non-controlling interest measured at fair value (using an income approach)	(5,428)	(1,485)
Goodwill arising from the acquisition	693,064	189,622 (i)
Intangible assets	535,028	146,384
Contingent liabilities	(13,533)	(3,703)
Deferred income taxes	(177,342)	(48,521)
Deferred taxes (tax goodwill)	115,443	31,585 (h)

Consideration transferred for the adquisition	2,478,494	678,115

	—	—
Net cash received from subsidiary	1,276,481	349,245
Gross cash consideration	(2,178,378)	(596,004)

Net cash consideration paid	(901,897)	(246,759)
	—	—
Liability for preferential shares	(307,011)	(83,998)

Net cash consideration paid	(1,208,908)	(330,757)

Important Matters Regarding the Acquisition

i.	The fair values presented here were calculated on a provisional basis determined by professionals that were independent from Corpbanca and its subsidiaries (the Group) and its external auditors, as well as independent among themselves. Accordingly, the Bank would like to point out the following considerations:

a)	As the initial accounting for the business combination is not complete (see subsequent events foot note), the Group has reported provisional amounts as noted above. Should the Group determine that such provisional amounts differ from those representing the finalized amount, they will be retrospectively adjusted.

b)	This business combination was accounted for using the acquisition method as of the purchase date, which is the date on which control is transferred to the Group. The Bank obtains control in an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. Potential voting rights that are currently enforceable or convertible were considered when evaluating control. Due to its interest in Helm Bank, Banco Corpbanca has the following substantive rights:

•	Voting rights in proportion to its interest in the companies.

•	The right to name or remove key members of management of the investees that have the ability to direct relevant activities.

•	The right to assign or unassign investees to direct relevant activities.

•	The right to direct the activities of subordinates for the benefit of the bank.

c)	The Group valued goodwill as of the acquisition date, taking into account the following factors:

•	the fair value of the consideration transferred;

•	the recoverable amount of any non-controlling interest in the acquiree, plus

•	if the business combination is performed in phases (not the case for our purposes), the fair value of the existing interests in the equity of the acquiree;

•	less the net amount recognized (generally the fair value) of the identifiable assets acquired and the identifiable liabilities assumed.

d)	Regarding the preceding point, when the excess is negative, a gain on sale with advantageous conditions is recognized immediately in profit and loss (such was not the case with this business combination).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

e)	The fair value of intangible assets and their respective deferred taxes has been determined provisionally pending an independent valuation. See Note 13 “Intangible Assets” to these consolidated financial statements.

f)	As of the date of acquisition, a contingent liability with a fair value of Mcop$ 13,533 (MCh$ 3,703) was determined as a result of legal contingencies. As of the date of the reporting period, the Bank reevaluated that contingent liability and determined no variations in its value.

g)	As of the date of acquisition, the fair value of loans and receivables (including loans and advances to banks) totaled Mcop$11,021,182 (MCh$3,015,395) and their gross amount was Mcop$11,485,865 (MCh$ 3,142,532). None of these debtors were impaired and the Bank expects to collect the full amounts. In accordance with IFRS, the fair value of loans should be shown net of credit risk provisions.

h)	A deferred tax asset must be recognized as part of the purchase price allocation for the mercantile tax credit (tax goodwill) generated under Colombian regulations. This is based on a future tax benefit existing as of the transaction date to reduce the future income tax basis (i.e. this credit is likely to be recovered). This analysis is based on IAS 12. The amount for this deferred tax for the mercantile tax credit was Mcop$ 115,443 (MCh$ 31,585).

i)	The goodwill of Mcop$ 693,064 (MCh$ 189,622) recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of Helm Bank and Subsidiaries together with Corpbanca and Subsidiaries (described in section iii) “Main Reasons for the Purchase”).

j)	If new information is obtained within a year from the date of acquisition regarding facts and circumstances that existed as of the acquisition date, amounts previously presented are adjusted or if there is any additional information as of the acquisition date, the acquisition accounting will be reviewed.

ii.	Corpbanca decided to measure the non-controlling interest in the acquiree at fair value. This value was estimated by applying the discounted cash flow method.

iii.	The acquisition-related transaction costs of Mcop$ 14,889 (MCh$ 3,935), mainly for external legal fees and due diligence costs, were charged to administrative expenses in the Consolidated Statement of Income and included within cash flows from operating activities in the Statement of Cash Flows.

iv.	The total consideration transferred in the transaction was Mcop$ 2,178,378 (MCh$ 596,004). Net cash received for cash flow purposes was Mcop$ 901.897 (MCh$ 246,759). As of December 31, 2013, the line item “Acquisition of Subsidiary Helm Bank, net of cash acquired” has been added. This includes the net cash disbursement for the purchase of Helm Bank S.A. and subsidiaries for MCh$ 255,444.

v.	The transaction did not include any agreements involving contingent consideration.

vi.	Both the goodwill arising from the acquisition of a foreign business (the case of Helm and other group entities) as well as the fair value adjustments made to the carrying amount of the assets and liabilities must be treated as assets and liabilities of the same entity as a result of the acquisition of this business. This means that they should be expressed in the same functional currency of this company (the Colombian peso) and will be converted at the closing exchange rate (COP to CLP exchange rate for parent company accounting purposes).

Goodwill is tested to determine whether there is an impairment annually (as of December 31 of each year), and when circumstances indicate that its carrying amount may be impaired. The impairment of goodwill is determined by assessing the recoverable amount of each cash-generating unit (group of cash-generating units) to which the goodwill is allocated. When the recoverable amount of the cash-generating unit is less than its carrying amount, an impairment loss is recognized. The impairment losses relating to goodwill can not be reversed in future periods.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

c) Business Combination - Banco CorpBanca Chile and Helm Corredor de Seguros S.A.

i. General Operating Aspects

As part of the transaction with Helm, Corpbanca Chile, domiciled in Chile, acquired 80.00% of the shares with voting rights of Helm Corredor de Seguros S.A.

Helm Corredor de Seguros S.A. (HCS). This company, formed on January 16, 1985, is engaged in brokering insurance, under the supervision of the Colombian Financial Superintendency. It is domiciled in Bogota. This entity is not a subsidiary of Helm Bank S.A.

ii. Main Reasons for the Purchase

With this acquisition, Corpbanca sought to expand regionally and simultaneously participate in the growing Colombian banking market as a complementary business whose potential is based on the sound economic prospects of that country.

iii. Detail of Assets Acquired and Liabilities Assumed

The fair value of the identifiable assets and liabilities of Helm Corredores de Seguros S.A. as of the date of acquisition (August 6, 2013) was as follows:

MCh$
Total net identifiable assets at fair value	4,030
Non-controlling interest measured at fair value (using an income approach)	(2,278)
Intangible assets	1,797
Deferred income taxes	(616)
Goodwill arising from acquisition	6,171

Consideration transferred for the acquisition	9,104

Net cash received from subsidiary	419
Gross cash consideration	(9,104)

Net cash consideration paid	(8,685)

iv. Important Matters Regarding the Acquisition

•	The fair values presented here were calculated on a provisional basis determined by professionals that were independent from Corpbanca and Subsidiaries (the Group) and its external auditors, as well as independent among themselves. They took into account the same criteria described in i.a) to i.e and i.i), ii), iv), vi) and vii), for the business combination between Banco Corpbanca Colombia and Helm (see subsequent events footnote).

•	As of the acquisition date, no contingent liabilities were determined.

•	The goodwill of MCh$ 6,171 recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of HCS. Goodwill was not expected to be tax deductible.

•	The acquisition-related transaction costs, mainly legal fees and other external costs, were charged to income by the parent company (Corpbanca Chile).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

d) Reconciliation of Book Value of Goodwill.

Goodwill is tested annually to determine whether impairment exists (as of December 31, of each year) and when circumstances indicate that its book value may be impaired. This impairment is determined by evaluating the recoverable amount of each cash generating unit (or group of cash generating units) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its book value, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

The following table reconciles the book value of goodwill at the beginning and end of the period:

2014
MCh$
As of January 01, 2014 (Note 12)	411,992
Accumulated impairment losses at beginning of period	—
Increase in goodwill due to acquisitions during the period	—
Net translation adjustments arising during the period	32,216
Close of amounts, measurement period	—
Impairment losses recognized during the period	—

As of June 30, 2014 (Note 12)	444,208

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 13 - INTANGIBLE ASSETS

i) Intangible assets as of December 31, 2013 and June 30, 2014 consist of the following:

	As of December 31, 2013
Concept	Useful life years	Gross balance	Accumulated amortization	Net Balance
		MCh$	MCh$	MCh$
			(Note 28)
Integrated banking system (1)	15	8,911	(4,694)	4,217
Computer equipment system or software	4	25,023	(9,580)	15,443
Projects
IT projects	8	26,954	(3,622)	23,332
Acquisition of Banco Corpbanca Helm
- Goodwill		411,992	—	411,992
- License		50,567	—	50,567
- Other intangibles	4	19,783	(1,113)	18,670
- Customer relationship		330,996	(19,418)	311,578
Other projects	6	1,435	(312)	1,123

Total		875,661	(38,739)	836,922

	As of June 30, 2014
Concept	Useful life years	Gross balance	Accumulated amortization	Net Balance
		MCh$	MCh$	MCh$
			(Note 28)
Integrated banking system (1)	15	8,932	(5,283)	3,649
Computer equipment system or software	3	27,938	(15,961)	11,977
IT Projects	6	29,604	(5,756)	23,848
CorpBanca Colombia acquisition	16
- Goodwill		444,208	—	444,208
- License		54,429	—	54,429
- Other intangibles		19,301	(1,640)	17,661
- Customer relationship		359,019	(27,839)	331,180
Other projects	6	1,135	(442)	693

Total		944,566	(56,921)	887,645

(1)	Integrated Banking System (IBS) corresponds to the main operating system software of the Bank that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

ii)	The movement of intangible assets in the period ended December 31, 2013 and June 30, 2014 is as follows:

	Integrated banking system	Computer equipment system or software	IT Projects	Intangible arising from business combination- Colombia (*)	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2013	5,368	10,960	12,074	459,879	1,025	489,306
Purchases	19	7,691	15,119	343,974	436	367,239
Retirements	—	—	(135)	—	—	(135)
Amortization (Note 25)	(1,181)	(9,010)	(3,726)	(15,442)	(249)	(29,608)
Exchange rate differences	—	—	—	4,396	—	4,396
Other	11	(704)	—	—	(89)	(782)
Colombia acquisition	—	6,506	—	—	—	6,506

Balances as of December 31, 2013	4,217	15,443	23,332	792,807	1,123	836,922

	Integrated banking system	Computer equipment system or software	IT Projects	Intangible arising from business combination- Colombia (**)	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2014	4,217	15,443	23,332	792,807	1,123	836,922
Purchases	17	2,237	2,650	—	14	4,918
Retirements	—	(229)	—	—	(366)	(595)
Amortization (***) (Note 25)	(589)	(6,381)	(2,134)	(8,948)	(130)	(18,182)
Exchange differences	4	907	—	63,619	—	64,530
Others	—	—	—	—	52	52

Balances as of June 30, 2014	3,649	11,977	23,848	847,478	693	887,645

(*)	As of December 31, 2013 and expressed in MCh$, intangible assets before amortization and the effects of exchange differences expressed in MCh$ totaled MCh$ 343,974, detailed as follows: Goodwill of MCh$189,622, customer relationships for MCh$133,039 (10 years of useful life) and brands for MCh$13,345 (5 years of useful life) (total of MCh$146,384) resulting from the purchase of Helm Bank and Subsidiaries. This also includes goodwill of MCh$ 6,171 and other intangible assets arising from the business combination of MCh$ 1,797(3 years of useful life) resulting from the purchase of Helm Corredores de Seguros. These business combinations are detailed further in Note 11 “Investments in Other Companies”.
(**)	As of June 30, 2014 and expressed in MCh$, intangible assets before amortization and the effects of exchange differences expressed in MCh$ totaled MCh$ 792,807, detailed as follows: Goodwill of MCh$411,992, customer relationships for MCh$311,578 (10 years of useful life), brands for MCh$18,670 (5 years of useful life) and license MCh$50,567 (indefinite useful life).
(***)	As of June 30, 2014 is amounts charged to income for amortization is MCh$18,182 (MCh$10,821 in June 2013 and is MCh$ 29,608 in December 2013)

iii)	As of December 31, 2013 and June 30, 2014, the Bank has entered into the following contractual commitments for the acquisition of intangible assets:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

	12.31.2013	06.30.2014
	MCh$	MCh$
License detail:
Business object Borja Consultores Ltda.	981	—
Ingram Micro Chile S.A.	668	—
Licenciamiento Plataforma Cognos	—	—

iv) Impairment

At each reporting date, Banco Corpbanca will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current year, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is required for a CGU to which goodwill has been allocated, and for intangible assets with indefinite useful lives. Different cash generating units and different intangible assets can be tested for impairment at different times during the year, as long as they are carried out at the same time each year.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 14 - PROPERTY, PLANT AND EQUIPMENT

a) Property, plant and equipment for the periods ended December 31, 2013 and June 30, 2014 is as follows:

	As of December 31, 2013
Item	Useful life years	Gross balance	Accumulated depreciation	Net Balance
		MCh$	MCh$	MCh$
Land and buildings	21	90,461	(16,055)	74,406
Equipment	5	38,276	(26,755)	11,521
Other	9	26,698	(14,383)	12,315
- Furnitures		7,216	(2,209)	5,007
- Leasing assets		2,250	(708)	1,542
- Others		17,232	(11,466)	5,766

Total		155,435	(57,193)	98,242

	As of June 30, 2014
Item	Useful life years	Gross balance	Accumulated depreciation	Net Balance
		MCh$	MCh$	MCh$
Land and buildings	21	95,586	(20,211)	75,375
Equipment	5	41,194	(29,495)	11,699
Other	9	28,515	(15,223)	13,292
- Furnitures		7,929	(2,649)	5,280
- Leasing assets		2,250	(885)	1,365
- Others		18,336	(11,689)	6,647

Total		165,295	(64,929)	100,366

The useful lives presented herein are those of the Bank’s building, equipment, and other property, plant, and equipment as of the transition date to IFRS (January 1, 2009). The useful lives presented in Note 1 m) are all of the useful lives of the Bank’s property, plant, and equipment. Such useful lives have been determined based on our expected use considering the quality of the original construction, the environment in which the assets are located, the quality and degree of maintenance carried out, and appraisals performed by external specialists who are independent of the Bank which have been taken into consideration by management to determine the useful lives of our buildings.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

b) The movement of property, plant and equipment for the periods ended December 31, 2013 and June 30, 2014:

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2013	47,067	7,824	10,195	65,086
Purchases	6,667	3,009	1,425	11,101
Retirements	(20,240)	(47)	—	(20,287)
Depreciation	(6,535)	(3,457)	(2,688)	(12,680)
Corredora de Seguros Helm acquisition	392	64	49	505
Helm Group acquisition	46,585	4,007	3,205	53,797
Other	470	121	129	720

Balances as of December 31, 2013	74,406	11,521	12,315	98,242

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2014	74,406	11,521	12,315	98,242
Purchases	1,860	2,693	1,308	5,861
Retirements	(531)	(75)	(3)	(609)
Depreciation	(4,156)	(2,740)	(840)	(7,736)
Other	3,796	300	512	4,608

Balances as of June 30, 2014	75,375	11,699	13,292	100,366

c) As of December 31, 2013 and June 30, 2014, the Bank holds operating lease contracts that cannot be unilaterally terminated. The future payment information is detailed as follows:

	Future Operating Lease Payments Land, Buildings and Equipment
	Up to 1 Year	From 1 to 5 Year	Over 5 Years	Total
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2013	7,653	25,996	35,275	68,924
As of June 30, 2014	9,533	31,645	46,526	87,704

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

d)	As of December 31, 2013 and June 30, 2014, the Bank holds finance lease contracts that cannot be rescinded or unilaterally terminated. The future payment information is detailed as follows:

	Future Financial Leasing Payments Land, Buildings and Equipment
	Up to 1 Year	From 1 to 5 Year	Over 5 Years	Total
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2013	486	770	—	1,256
As of June 30, 2014	273	546	—	819

e) As of December 31, 2013 and June 30, 2014, the Bank and its subsidiaries have no restrictions on property, plant and equipment. In addition, no property, plant and equipment have been given in guarantee for compliance of any obligations. There are also no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 15 - CURRENT TAXES

a) Current income tax provision

At the end of each year the bank recognizes an Income Tax Provision, which is determined based on the currently enacted tax legislation. Current taxes payable recognized as of June 30, 2014 was MCh$8,485 (MCh$45,158 as of December 31, 2013). The income tax provision (net of recoverable taxes) is as follows:

	As of December 31, 2013	As of June 30, 2014
	MCh$	MCh$
Income tax.	82,327	37,052
Corpbanca Colombia acquisition	(2,421)	(1,061)
Less:
Monthly Provisional Payment	(30,458)	(24,955)
Tax credit for training costs	(394)	—
Tax credit for donations	(519)	(931)
Tax credit for property taxes on leased real estate assets	(1,006)	(294)
Other taxes to be recovered (1)	(2,371)	(1,326)

Total	45,158	8,485

(1)	Corresponds to tax refunds of prior years

b) Effect on income

The tax expense for the years ended June 30, 2013 and 2014 is comprised of the following items:

	06.30.2013	06.30.2014
	MCh$	MCh$
Income Tax expense
Current tax expense	(33,909)	(37,052)
Deferred taxes
Deferred tax expenses / (benefit)	9,962	(15,678)

Subtotal	(23,947)	(52,730)
Others	(542)	1,702

Net expense for income taxes	(24,489)	(51,028)

c) Effective tax rate reconciliation

The table below represents the effective tax rate reconciliation for the years ended June 30, 2013 and 2014.

The main tax rates of countries reported consolidated are: Chile 20%, Colombia 34%, U.S. 34% (The statutory rates).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

	06.30.2013		06.30.2014
	Tax Rate	Amount	Tax Rate	Amount
	%	MCh$	%	MCh$
Calculation of statutory rate	20	21,300	20	35,928
Other permanent diferences	(1)	(1,181)	1	2,424
Rate change income tax
Effect subsidiary rates Colombia - New York (*)	4	4,370	7	12,676

	23	24,489	28	51,028

(*)	This line reflects the differences in tax rates in other jurisdictions.

d) Other comprehensive income - tax effects

The table below sets for a summary of the deferred tax effect on other comprehensive income for the periods ended June 30, 2013 and June 30, 2014, which consists of the following items:

Tax effect of “OCI” that will be reclassified to profit in subsequent periods:

	Note		06.30.2013	06.30.2014
			MCh$	MCh$
Financial assets available-for-sale			(1,122)	(193)
Hedge of a net investment in New York Branch	8 b	)	1,035	317
Cash Flow hedge			345	51

Total	23 f	)	258	175

“OCI” that will not be reclassified subsequently to profit or loss:

	06.30.2013	06.30.2014
	MCh$	MCh$
Remeasurement of defined benefit obligation	1,590	328
Income tax relating to defined benefit obligation	(541)	(111)

Total	1,049	217

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

e) Effect of deferred taxes

Below are the effects of deferred taxes on assets, liabilities assigned as a result of timing differences (*):

	12.31.2013			06.30.2014
	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Concepts:
Provisions for loans losses	26,167	—	26,167	29,168	—	29,168
Accrued interest and inflation-indexing related to past-due loan portfolio	3,401	—	3,401	3,736	—	3,736
Unearned Price differences	93	—	93	64	—	64
Employees related provisions	4,316	—	4,316	5,330	—	5,330
Subsidiary tax loss	3,553	—	3,553	3,972	—	3,972
Assets received in lieu of payment	—	—	—	2,546	—	2,546
Depreciation of plant and equipment	—	(1,653)	(1,653)	—	(37,904)	(37,904)
Leases and other	—	(34,249)	(34,249)	—	(14,838)	(14,838)
Corpbanca Colombia Intangibles	—	(117,168)	(117,168)	—	(111,703)	(111,703)
Other Intangibles Corpbanca Colombia	23,326	—	23,326	20,505	—	20,505
Other	28,362	(26,397)	1,965	23,081	(28,499)	(5,418)

Total net asset (liability)	89,218	(179,467)	(90,249)	88,402	(192,944)	(104,542)

(*)	This note incorporates the deferred tax balances of Banco Corpbanca Colombia and its subsidiaries, which in the case of companies in Colombia, fluctuations in such balances from the date of acquisition forward are recognized in the income statement (see Note 12 “Investments in other companies”, letter b” Business Combination”).

On July 29, 2010 was enacted in Chile Law No. 20,455, “Amends several laws to obtain resources for financing the reconstruction of the country”, and was published in the “Diario Oficial” on July 31, 2010. This law, among other things, established a temporary increase of the tax rate for years 2011 and 2012 (to 20% and 18.5%, respectively) and back again to 17% by 2013.

Law 20630 of Chile, which introduced tax reforms to finance the education system and also to improve the tax system by closing loopholes and eliminating certain tax exemptions became effective on September 27, 2012. The main change was that tax rate was increased from 17% to 20%, this new rate is applicable from January 1, 2012.

As a result of the change in the tax rate its effect on deferred tax assets and liabilities to be reversed in those years in comparison with those calculated previously, the Company recognized a credit to income tax of MCh$82 at December 31, 2013 (MCh$204 at December 31, 2012, charge of MCh$1,750 at December 31, 2011).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 16 - OTHER ASSETS

a) The detail of other assets is as follows:

	As of December 31,	As of June 30,
	2013	2014
	MCh$	MCh$
Rentals in advance (1)	19,067	18,694
Accounts and Notes receivable	101,087	72,275
Prepaid expenses	20,952	27,282
Projects under development (2)	24,688	23,444
Assets for Leasing (3)	46,768	47,548
Assets received in lieu of payment (4)	4,347	5,437
Guarantees (5)	50,832	73,582
Other	25,377	10,207

Total	293,118	278,469

(1)	Rent paid in advance for SMU ATMs (See Note 33.b)
(2)	Information system and other projects under development.
(3)	Fixed assets available for delivery under the financial leases. Within this item, are included items recovered from leasing kept for sale, corresponding to computers, furniture, and transportation equipment. These assets are available for a sale and have high probability of being sold. For most of such assets, the Bank expects to complete the sale within one year from the date when the assets are classified as available for sale and/or lease assets recovered held for sale.
(4)	The provisions for assets received in lieu of payment are recorded as a provision for the difference between initial value and any additions or currency restatement and its realizable value, where the former is greater.
(5)	Guarantees for financial transactions.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 17 - CURRENT ACCOUNTS, DEMAND DEPOSITS, TIME DEPOSITS AND SAVING ACCOUNTS

As of December 31, 2013 and June 30, 2014 current accounts and demands deposits consist of the following:

	As of December 31,	As of June 30,
	2013	2014
	MCh$	MCh$
a) Current accounts and demand deposits
Current Accounts	1,468,622	1,759,115
Other deposits and sight accounts	1,737,779	2,035,708
Advance payments received from customers	138,312	144,173
Other sight liabilities	106,670	231,884

Total	3,451,383	4,170,880

As of December 31, 2013 and June 30, 2014 time deposits and saving accounts consist of the following:

	As of December 31,	As of June 30,
	2013	2014
	MCh$	MCh$
b) Time deposits and saving accounts
Time deposits	7,273,216	7,828,252
Term Savings Accounts	32,630	34,766
Other term creditor Balances	31,857	34,217

Total	7,337,703	7,897,235

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 18 - BORROWINGS FROM FINANCIAL INSTITUTIONS

As of December 31, 2013 and June 30, 2014, borrowings from financial institutions include the following:

	As of December 31,	As of June 30,
	2013	2014
	MCh$	MCh$
Loans obtained from financial institutions and the Chilean Central Bank	—	—

Subtotal	—	—

Loans obtained from local financial institutions
Bank of Tokyo Mitsubishi (Chile)	—	—

Subtotal	—	—
Loans obtained from foreign financial institutions
Bank of America	49,182	23,451
Bank of Montreal Toronto	31,571	30,445
Banco Estado	5,264	4,480
Banco Latinoamericano de Comercio Exterior SA	10,573	5,035
Findeter S.A. -Financiera del Desarrollo Territorial	80,372	95,933
Bancoldex	59,821	65,216
Bank of New York	25,794	27,088
Banck of Nova Scotia	21,056	22,112
Banco de la producción S.A. Produbanco	28,463	8,458
OCBC Bank	21,056	22,112
Royal Bank of Scotland	18,424	24,876
Citibank N.A.	84,171	108,959
Commerzbank A.G.	91,908	85,292
Corporacion Andina de Fomento	26,003	30,445
Deutsche Bank USA	42,696	13,820
ING Bank N.V Amsterdam	54,095	23,594
HSBC England	13,160	35,359
JP Morgan Chase	10,528	—
Standard Chartered Bank	168,621	209,177
Sumitomo Mitsui	74,049	114,315
Toronto Dominion Bank	20,181	—
Wachovia Bank N.A.	26,049	13,830
Bladex Pamana	44,797	1,924
Banco Crédito del Peru	13,168	13,829
Fifth Third Bank	10,566	8,374
Mercantil Commercebank	15,266	22,519
Wells Fargo Bank	91,170	89,024
Swedbank	7,911	5,531
Bancolombia	9,405	11,066
Banco Bogota - Colombia	1,505	—
Banco Caja Social	—	29,469
Finagro	—	17,324
Taiwan Cooperative Bank	—	13,827
Banco Santander Madrid	—	21,889
The Bank of Montreal	—	6,881
Banco de Occidente	—	16,352
Banco República	—	119,101
Conmerbank Frankfurt	—	25,702
Other banks	117,015	131,665

Subtotal	1,273,840	1,498,473

Total	1,273,840	1,498,473

The detail of borrowings from financial institutions by maturity is as follows:

	As of December 31,	As of June 30,
	2013	2014
	MCh$	MCh$
Due within 1 year	1,159,661	1,193,293
Due within 1 year but within 2 years	30,018	52,811
Due within 2 years but within 3 years	11,270	17,092
Due within 3 years but within 4 years	8,975	12,567
Due within 5 years but within 5 years	8,639	8,834
Due after 5 years	55,277	213,876

	1,273,840	1,498,473

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 19 - DEBT ISSUED AND OTHER FINANCIAL OBLIGATIONS

As of December 31, 2013 and June 30, 2014 the composition of these items is as follows:

	As of December 31,	As of June 30,
	2013	2014
	MCh$	MCh$
Debt issued
Letters of credit	118,489	107,570
Bonds	1,521,952	1,647,939
Subordinated bonds	774,116	895,372

Subtotal	2,414,557	2,650,881

Other financial obligations
Public Sector liabilities	7,458	6,393
Borrowings from domestic financial institutions	8,227	7,233
Foreign Borrowings	1,122	1,594

Subtotal	16,807	15,220

Total	2,431,364	2,666,101

Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term, and is detailed as follows:

	As of December 31, 2013
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$
Letters of credit	98,859	19,630	118,489
Bonds	1,464,497	57,455	1,521,952
Subordinated bonds	774,116	—	774,116

Debt issued	2,337,472	77,085	2,414,557

Other financial obligations	7,317	9,490	16,807

	As of June 30, 2014
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$
Letters of credit	91,580	15,990	107,570
Bonds	1,386,444	261,495	1,647,939
Subordinated bonds	895,372	—	895,372

Debt issued	2,373,396	277,485	2,650,881

Other financial obligations	7,530	7,690	15,220

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

The detail of letter of credit by maturity is as follows:

	12.31.2013	06.30.2014
	MCh$	MCh$
Due within 1 year	19,630	15,990
Due after 1 year but within 2 years	15,187	13,529
Due after 2 years but within 3 years	11,040	11,747
Due after 3 years but within 4 years	11,513	10,077
Due after 4 years but within 5 years	9,186	8,707
Due after 5 years	51,933	47,520

Total mortgage finance bonds	118,489	107,570

The detail of bonds issued is as follows:

	Expiration Date	Interest rate	Currency	12.31.2013	06.30.2014
				MCh$	MCh$
BCOR-J0606	01-06-2016	4.00%	UF	23,069	18,996
BCOR-L0707	01-07-2017	3.40%	UF	94,336	97,239
Bonds-R0110	09-07-2020	4.00%	UF	121,828	125,327
Bonds-AI0710	01-07-2020	3.00%	UF	111,246	114,532
Bonds-AD0710	01-07-2015	3.00%	UF	47,066	48,606
Bonds-Q0110	09-01-2015	3.60%	UF	113,310	117,386
Bonds-O0110	09-07-2015	6.30%		$22,966	23,028
Bonds-P0110	09-07-2020	7.30%		$23,917	23,890
BCORAG0710	01-07-2018	3.00%	UF	—	66,598
BCORAE0710	01-07-2016	3.00%	UF	236,526	240,580
BCORAF0710	01-07-2017	3.00%	UF	143,288	147,028
BCORUSDD0118	15-01-2018	3.125%	US	382,465	402,155
Financial Flat rate Bonds	09-02-2016	12.36%	US	3,333	3,377
Financial Bonds UVR	03-08-2018	6.36%	US	14,210	15,535
Financial Bonds DTF	09-02-2014	6.08%	US	471	—
Financial Bonds IBR	03-08-2014	5.10%	US	24,293	25,950
Financial Bonds IPC	10-12-2019	6.18%	US	159,628	177,712

Total bonds				1,521,952	1,647,939

The detail of bonds issued by maturity is as follows:

	12.31.2013	06.30.2014
	MCh$	MCh$
Due within 1 year	57,455	261,495
Due after 1 year but within 2 years	212,046	284,798
Due after 2 years but within 3 years	280,038	264,638
Due after 3 years but within 4 years	270,054	512,032
Due after 4 years but within 5 years	422,305	42,954
Due after 5 years	280,054	282,022

Total bonds	1,521,952	1,647,939

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

The detail of subordinated bonds is as follows:

	As of December 31
	Expiration Date	Interest rate	Currency	12.31.2013	06.30.2014
				MCh$	MCh$
Series UCOR-Y1197	01-11-2022	6.50%	UF	8,076	7,993
Series UCOR-Z1197	01-11-2022	6.50%	UF	18,785	18,595
Series UCOR-V0808	01-08-2033	4.60%	UF	124,174	127,993
Series UCOR AA-0809	09-08-2035	4.90%	UF	113,915	117,335
Serie UCOR BN0710	01-07-2040	4.00%	UF	71,015	73,203
Serie UCOR BI0710	01-07-2035	4.00%	UF	27,817	28,656
Serie UCOR BL0710	01-07-2038	4.00%	UF	96,646	99,566
Serie UCORBF0710	01-07-2032	4.00%	UF	122,899	126,744
Serie UCORBJ0710	01-07-2036	4.00%	UF	11,436	11,792
Serie UCORBP0710	01-07-2042	4.00%	UF	33,379	34,416
Serie A - issued Corpbanca Colombia	30-03-2017	10.84%	COP	1,332	1,362
Serie A - issued Corpbanca Colombia	30-03-2019	10.79%	COP	592	605
Serie B - issued CorpBanca Colombia.	30-03-2017	IPC+6,35	COP	8,931	9,350
Serie B - issued CorpBanca Colombia.	30-03-2019	IPC+4,45	COP	27,507	28,512
Serie B - issued CorpBanca Colombia.	30-03-2017	IPC+4,45	COP	38,631	43,614
Serie AS10 - issued CorpBanca Colombia.	07-02-2023	IPC+3,89	COP	28,694	30,940
Serie AS15 - issued CorpBanca Colombia.	07-02-2028	IPC+4	COP	40,288	43,442
Serie Ben USD -issued CorpBanca Colombia.	18-03-2024	Libor 6m + 4%	COP	—	91,254

Total subordinated bonds				774,116	895,372

The detail of subordinated bonds by maturity is as follows:

	12.31.2013	06.30.2014
	MCh$	MCh$
Due within 1 year	—	—
Due after 1 year but within 2 years	—	10,712
Due after 2 years but within 3 years	10,340	—
Due after 3 years but within 4 years	66,482	43,613
Due after 4 years but within 5 years	—	29,118
Due after 5 years	697,294	811,929

Total subordinated bonds	774,116	895,372

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

The detail of other financial obligations by maturity is as follows:

	12.31.2013	06.30.2014
	MCh$	MCh$
Due within 1 year	1,263	2,051
Due after 1 year but within 2 years	552	21
Due after 2 years but within 3 years	125	318
Due after 3 years but within 4 years	386	108
Due after 4 years but within 5 years	734	612
Due after 5 years	5,520	4,877

Total long term obligations	8,580	7,987

The detail of other short term financial obligations is as follows:

Amounts due to credit card operators	8,227	7,233
Total short term financial obligations:	8,227	7,233

Total other financial obligations	16,807	15,220

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 20 - PROVISIONS

As of December 31, 2013 and June 30, 2014 the Bank has recorded the following provisions and changes in its provisions:

a.	Other provisions

The provisions as of December 31, 2013 and June 30, 2014 are as follows:

	12.31.2013	06.30.2014
	MCh$	MCh$
Provisions for employee benefits and salaries	80,801	85,127
Accrual for mandatory dividends	77,547	52,703
Allowances for contingencies	6,584	7,705

Total	164,932	145,535

Employee benefits and staff salaries

This item includes the following provisions related to: a) provisions for staff benefits and payroll, b) provisions compensation for years of service indemnities, c) provisions for other employee benefits and d) provisions for vacations.

Mandatory Dividends

Corresponds to the minimum dividends to be paid.

Contingencies

Includes estimates for probable losses.

b.	The provision balance changes during 2013 and 2014, were as follows:

	As of December 31, 2013
	Employee benefits and staff salaries	Mandatory Dividends	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2013	73,088	60,040	3,112	136,240
Established provision	45,893	77,547	107	123,547
Provisions released	(51,769)	(60,040)	(57)	(111,866)
Helm CorpBanca bank acquisition	11,231	—	12	11,243
Other changes	2,358	—	3,410	5,768

Balance as of December 31, 2013	80,801	77,547	6,584	164,932

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

	As of June 30, 2014
	Employee benefits and staff salaries	Mandatory Dividends	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2014	80,801	77,547	6,584	164,932
Established provision	17,095	52,703	65	69,863
Provisions released	(16,438)	(77,547)	—	(93,985)
Colombia CorpBanca bank acquisition	2,848	—	—	2,848
Other changes	821	—	1,056	1,877

Balance as of June 31, 2014	85,127	52,703	7,705	145,535

Accounting effects

•	Employee benefits and staff salaries are recorded in “Personnel salaries expenses.”

•	Mandatory dividends are recorded in the Shareholders Equity Statement, against “Accrual for mandatory dividends”.

•	the contingency provisions/(releases) are included in Other Operating (Expenses)/Income, depending on whether they are debit or a credit.

			12.31.2013	06.30.2014
			MCh$	MCh$
Balance as of January 1			3,112	6,584
Established provision	32b	)	107	65
Provisions released	32a	)	(57)	—
Acquisition Helm			12	—
Other			3,410	1,056

Balance as of December 31			6,584	7,705

The provisión balance changes during 2013 and 2014, shown below (contingencies):

c.	Provisions employee benefits and staff salaries

	12.31.2013		06.30.2014
	MCh$		MCh$
Provision for severance indemnities	47,435	(*)	46,721	(*)
Provision for other employee benefits	26,088		30,854	(1)
Provision for vacations	7,278		7,552

Total	80,801		85,127

(*)	This amount includes the following:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

	12.31.2013	06.30.2014
	MCh$	MCh$
Long-term employee benefits	3,349	7,514	i)
Retirement benefit plan	43,815	39,207	ii)
Others employee benefits	529	308	iii)

(1)	It includes long-term employee benefits and other employee benefits relating to Helm Bank, which during 2014 were modified to conform to human resource policies of CorpBanca Colombia by legal merger (wich occurred as of June 1, 2014). (See note below and relevant event).

i) Long-term employee benefits

The Bank’s employees are entitled to receive years of service awards starting with the 5th year employment anniversary and each five years thereafter. This award is paid in the month when the employee celebrates his/her corresponding employment anniversary.

1.-Assumptions used

The main assumptions used in the valuation are presented in the following tables:

Summary of economic assumptions

	12.31.2013	06.30.2014
	%	%
Discount rate(s)	5.75	6.51
Expected rate(s) of salary increase	5.00	5.50

Summary of key demographic hypotheses

Retirement Age	55 years (men) and 50 years (women), both with 20 years of service or 30 years of service with no age requirement.

Mortality	RV-08 mortality table “Annuitants Valid” Colombian market.

2.-Methodology

Cost Method

To determine the cost of benefits, the method of the projected unit credit was used (to be described, as well as treatment costs).

Method applied to assets

The plan does not have its own assets.

Others

For fiscal year 2014, it is assumed that the nominal discount rate increases from 5.75% to 6.50% annual. Additionally, the rate of wage changes of 5.0% decreased to 5.5% annual. Other assumptions (economic and demographic) are equal to those used in the previous year.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

The movements in the present value of the defined benefit obligation and the amounts recognized in the statement of income in respect of this award are determined using the projected unit credit method and consisted of the following:

Changes in provision

	12.31.2013	06.30.2014
	MCh$	MCh$
Present value of the liability at the beginning of fiscal year	3,073	3,349
Increase in existing provision	667	1,061
Payments	(419)	(459)
Transfer of staff to June 30, 2014	—	3,819 (1)
Others	28	(256)

Total	3,349	7,514

(1)	Benefits relating to Helm Bank, which during 2014 were modified in accordance with human resource policies of CorpBanca Colombia due to legal merger (wich occurred as of June 1, 2014).

Cost of net profit

	12.31.2013	06.30.2014
	MCh$	MCh$
Current service cost	479	962
Interest expense on obligation	188	99

	667	1,061

ii) Retirement benefit plan

The retirement pension liability is recorded based on the present value of the pension obligation for employees who meet certain statutory requirements as to age, length of service and other, determined in accordance with actuarial adjustments under the existing Colombian law.

The present value of the defined benefit obligation was measured using the Projected Unit Credit Method and Other long-term employee benefits.

1.-Assumptions used:

The principal assumptions used in the valuation are presented in the following tables:

Summary of economic hypotheses

	12.31.2013	06.30.2014
	%	%
Discount rate(s)	6.75	6.75
Expected rate(s) of salary increase	5.0	3.0
Inflation rate	3.0	3.0

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

2.-Methodology

Cost Method

To determine the cost of benefits, the method of the Projected Unit Credit (PUC) was used, according to the provisions of IAS 19 (revised 2011). Under the PUC method, the “projected accrued benefit” is calculated for each benefit. For all active members of the plan, the “projected accrued benefit” is based on the formula of the Plan and the years of service to the date of calculation, but using a salary average, social security benefits and others, projected to the age at which it is assumed that the employee will no longer provide services. The defined benefit obligation is the present value of the “projected benefits accrued”.

The service cost is the amount of benefits earned in the year by the active members as a result of a year of credited service value.

The interest cost for the year is the interest on the defined benefit obligation.

Method applied to assets

The plan does not have its own assets

Others

Amounts recognized in the income statement in respect of these defined benefit plans were as follows:

Changes in provision

	12.31.2013	06.30.2014
	MCh$	MCh$
Present value of the liability at the beginning of fiscal year	49,067	43,815
Increase in existing provision	3,073	1,513
Payments	(5,476)	(2,491)
Actuarial gain	(3,300)	(283)
Others	451	(3,347)

Total	43,815	39,207

Cost of net profit

	12.31.2013	06.30.2014
	MCh$	MCh$
Current service cost	—	—
Interest expense on obligation	3,073	1,513
Actuarial gain	(3,300)	(283)

Total	(227)	1,230

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

iii) Severance

	12.31.2013	06.30.2014
	MCh$	MCh$
Opening defined benefit obligation	—	—
Transfer of staff to June 30, 2014	—	529 (1)
Current service cost	—	10
Interest expense on obligations	—	16
Actuarial (gains)/losses	—	(45)
Benefits paid	—	(161)
Other - exchange rate differences		(41)

Closing defined benefit obligation	—	308

(1)	Benefits relating to Helm Bank, which during 2014 were modified in accordance with human resource policies of CorpBanca Colombia due to legal merger (wich occurred as of June 1, 2014).

iv)	Actuarial Valuation Nature

Future actuarial calculations may differ with respect to the calculations presented, due to the following factors:

•	The experience of the plans differ from those anticipated by economic and demographic hypotheses selected.

•	Changes in economic and demographic assumptions.

•	Increases or decreases expected as a natural part of the operation of the methodology for these calculations (example, the end of the amortization period or additional costs based on the funding status of the plan).

•	Changes in the characteristics of the plan or applicable law, and

According to the above, there are no significant events affecting the results presented since the last valuation.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 21 - OTHER LIABILITIES

As of December 31, 2013 and June 30, 2014 other liabilities are as follows:

	As of December 31,	As of June 30,
	2013	2014
	MCh$	MCh$
Accounts payable for Helm TOB (1)	83,998	—
Accounts and notes payable (2)	61,030	89,540
Dividends payable	307	385
Unearned income	6,000	5,863
Valuation adjustments of hedging (3)	1,010	—
Various creditors	5,987	4,473
Provision for commissions and consulting fees	1,212	5,389
Guarantees given by threshold effect	19,110	868
Other liabilities	6,853	12,051

Total	185,507	118,569

(1)	Accounts payable for the Helm TOB[7] (see detail in Note 12 b) “Investments in Other Companies”.
(2)	Group obligations for business operations, such as withholding taxes, social security contributions, balances due on purchases of materials, balances due on obligations for leasing contracts for acquisition of fixed assets and other.
(3)	Corresponds to the changes in fair value of hedged items under fair value hedges. The effect on the income statements for fair value hedges fair value fluctuations on hedged items is MCh$ (15) for the six-months ended June 30, 2014 (June 30, 2013 MCh$ 6,683) and fair value fluctuations on hedging instruments is MCh$ (2,512) for the six-months ended June 30, 2014 (June 30, 2013 MCh$ (2,327)).

[7]	Takeover Bid

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 22 - CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a) Off-balance commitments and responsibilities:

The Bank, its subsidiaries and its New York branch maintain off-balance sheet accounts as follows:

	As of December 31	As of June 30
	2013	2014
	MCh$	MCh$
CONTINGENT LOANS	2,751,929	2,853,886
Collaterals and Guarantees	200,759	171,009
Collaterals and Guarantees in Chilean currency	—	—
Collaterals and Guarantees in foreign currency	200,759	171,009
Confirmed foreign letters of credit	15,762	29,481
Letters of credit	99,031	90,761
Performance bonds	761,728	805,523
Interbank letters of guarantee	—	—
Cleared lines of credit	1,399,496	1,586,763
Other credit commitments	275,153	170,349
Other contingent loans	—	—
THIRD PARTY OPERATIONS	1,279,978	1,592,356
Collections	22,602	30,588
Foreign Collections	13,607	16,716
Domestic Collections	8,995	13,872
Placement or sale of financial securities	—	—
Placement of public securities issues	—	—
Sale of bank transaction letters of credit	—	—
Other security sales	—	—
Transferred financial assets administered by the bank	230,511	241,479
Assets assigned to Insurance Companies	37,156	36,596
Securitized assets	—	—
Other assets assigned to third parties	193,355	204,883
Third party funds under management	1,026,865	1,320,289
Financial assets under management on behalf of third parties	1,026,865	1,320,289
Other assets under management on behalf of third parties	—	—
Financial assets acquired in own name	—	—
Other assets acquired in own name	—	—
SECURITIES CUSTODY	536,341	516,778
Securities in custody held by the bank	113,895	135,271
Securities in custody deposited in another entity	334,752	292,781
Bank-issued Securities	87,694	88,726
Term deposit notes	87,694	88,726
Saleable letters of credit	—	—
Other documents	—	—
COMMITMENTS	—	—
Underwriting transaction guarantees	—	—
Asset acquisition commitments	—	—

Total	4,568,248	4,963,020

The information above only includes the most significant balances.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

b) Pending litigation

b.1) Corpbanca

As of the date of issuance of these financial statements, there are lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Division, present no risk of significant loss. Nevertheless, as of June 30, 2014, it has recorded provisions of MCh$262 (MCh$128 as of June 30, 2013) in compliance with IAS 37.

b.2) CorpBanca Corredores de Bolsa S.A.

According to the Bank’s Legal Services Division, as of June 30, 2014 and December 31, 2013, this company does not have any pending lawsuits that represent a risk of significant loss for the Bank. However, the company has initiated and/or is party to the following lawsuits and/or collections proceedings that could result in a loss for the Bank:

Before the 5th Criminal Court of Santiago, in fraud case No. 149913-7, as part of a criminal suit filed by Banco del Estado de Chile, to which CorpBanca Corredores de Bolsa S.A. is not party, the court seized (in the Company’s opinion, improperly) Time Deposit No. 00243145 for MCh$43 (historical pesos) that Concepción S.A. Corredores de Bolsa, now CorpBanca Corredores de Bolsa S.A., had acquired from its initial beneficiary, because it was considered corpus delicti. This time deposit is fully provisioned in the Company’s financial statements and is presented net of the provision in notes and accounts receivable.

b.3) CorpBanca Administradora General de Fondos

On April 15, 2013, the Company was notified of a lawsuit brought by José Hernán Romero Salinas against CorpBanca Administradora General de Fondos S.A. filed with the 12th Civil Court of Santiago, Case No. C-17811-2012, seeking compensation for damages due to an alleged breach of contractual liability. Compensation sought amounts to MCh$138. On March 6, 2014, the court ruled that the proceedings had been abandoned. This ruling became final on March 21, 2014. Therefore, this case is currently closed.

On September 26, 2013, the Company was notified of a lawsuit brought by José Hernán Romero Salinas against CorpBanca Administradora General de Fondos S.A. filed with the 9th Civil Court of Santiago, Case No. C-9302-2013, seeking annulment of contracts due to an alleged error in the type of investment made, return of funds invested totaling MCh$513 and compensation for damages of MCh$150. The case is currently in the evidence stage.

b.4) Banco CorpBanca Colombia S.A.

The bank and its subsidiaries are involved in civil, labor and administrative proceedings. Of the 168 outstanding civil and administrative proceedings, 120 are related to banking operations and 48 to ownership of leased assets.

Compensation sought amounts to MCh$40. Of these proceedings, the probability of loss is remote in 133 cases, possible in 22 cases and probably in 13 cases. Provisions for those proceedings classified as likely in accordance with IAS 37 total MCh$5.

The proceedings classified as likely include one class action suit from 2010 that affects the entire financial sector. No court proceedings, adverse rulings or complaints were filed that, given their amount, might materially affect the Bank’s capital. The common legal proceedings or processes that affect most of the financial sector will not necessarily be ruled on in 2014, but perhaps in subsequent years. Specifically because of the portfolio sales by Banco Corpbanca Colombia (formerly Banco Santander), which make its particular situation different from other banks that are party to the lawsuit, it is difficult to quantify the status of these proceedings and impossible to determine the financial implications.

There are 121 labor proceedings seeking a total of MCh$2,020, for which MCh$1,234 has been provisioned, equivalent to 61%. Of these, the probability of loss is remote in 42 cases and likely in 79 cases.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

b.5) Other Companies Included in Consolidation

As of June 30, 2014 and 2013, the following companies do not have any pending lawsuits that represent a risk of significant loss for the Bank:

•	CorpBanca Asesorías Financieras S.A.

•	CorpBanca Corredores de Seguros S.A.

•	CorpLegal S.A.

•	CorpBanca Agencia de Valores S.A.

•	CorpBanca New York Branch

•	SMU CORP S.A.

•	CorpBanca Investment Trust Colombia S.A.

c) Contingent loans

The following table details the Bank’s contractual obligations:

	As of December 31,	As of June 30,
	2013	2014
	MCh$	MCh$
Sureties and guarantees	200,759	171,009
Letters of credit	99,031	90,761
Confirmed foreign letters of credit	15,762	29,481
Performance bonds	761,728	805,523
Amounts available on lines of credit and credit cards	1,399,496	1,586,763
Guaranteed credit by the state for Higher Education Law No. 20,027	224,265	157,652
Other	50,888	12,697

Total	2,751,929	2,853,886

d) Assets held in custody

The Bank holds the following assets under management:

	As of December 31,	As of June 30,
	2013	2014
	MCh$	MCh$
Notes under collection	22,602	30,588
Financial assets transferred to and managed by the bank	230,511	241,479
Third party resources managed by the bank	1,026,865	1,320,289
Securities held in custody	536,341	516,778

Total	1,816,319	2,109,134

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

e) Guarantees

e.1) Corpbanca and subsidiaries

Assets given as collateral

	As of December 31,	As of June 30,
	2013	2014
	MCh$	MCh$
Securities	2,766	722
Deposits	9	10
Other	10,888	13,012

Total amount given as collateral	13,663	13,744

e.2) CorpBanca Corredores de Bolsa S.A.

•	Direct commitments - As of June 30, 2014 and December 31, 2013, the Company does not have any direct commitments.

•	Real Guarantees in Assets Established in Favor of Third-Party Obligations

With the exception of guarantees that must be established in the normal course of business for legal or regulatory purposes, as of June 30, 2014 and December 31, 2013, the Company does not have any real guarantees involving Bank assets established in favor of third parties.

•	Personal guarantees - As of June 30, 2014 and December 31, 2013, the Company has not granted any personal guarantees.

•	Operating guarantees - In compliance with articles 30 and 31 of Law No. 18,045 (Securities Market Law), the Company has established a guarantee of UF 4,000 maturing April 22, 2016, through Compañía de Seguros de Crédito Continental S.A., designating the Santiago Stock Exchange as the creditors’ representative.

On September 29, 2012, an employee dishonesty insurance policy with US$10,000,000 in coverage from CHUBB de CHILE Compañía de Seguros Generales originally expiring September 29, 2012, was extended. The new policy matured September 29, 2013, and its direct beneficiary was CorpBanca Corredores de Bolsa S.A. On September 29, 2013, this policy was extended for 30 days until October 29, 2013.

On October 29, 2013, an employee dishonesty insurance policy with MUS$10 in coverage was purchased from ORION SEGUROS GENERALES, expiring October 29, 2014.

This subsidiary maintains shares in the stock exchanges to guarantee simultaneous operations for MCh$13,012 (MCh$10,888 in December 2013).

The Bank has established guarantees for MUS$100, equivalent to MCh$55, and MUS$30, equivalent to MCh$17, (MUS$100, equivalent to MCh$53, and MUS$30, equivalent to MCh$16, in December 2013), to guarantee transactions with foreign traders Pershing and Corp FX, respectively. The latter is a Chilean company engaged primarily in purchasing and selling financial assets on its own or on behalf of third parties and, in general, carrying out any type of purchase and sale transaction, arbitrage and/or any transaction or operation involving any monetary and/or financial assets, expressly including derivative contracts (swaps, forwards, options and/or arbitrage) for any type of underlying asset, in addition to receiving guarantees for the contracts and operations mentioned above, and accepting any type of mandate for these transactions involving any type of asset over which these guarantees are established.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

The Company has fixed income instruments and cash deposits in the Santiago Stock Exchange to guarantee transactions in the Securities Settlement and Clearing House that totaled MCh$722 and MCh$621, respectively (MCh$2,766 and MCh$1,378 in December 2013, respectively).

This subsidiary maintains shares in the stock exchanges to guarantee short-sales for MCh$12 (Ch$0 in December 2013) and to guarantee subscriptions for MCh$12 (Ch$0 in December 2013).

e.3) CorpBanca Agencia de Valores

•	Direct Commitments. As of June 30, 2014 and 2013, the Company does not have any direct commitments.

•	Real Guarantees in Assets Established in Favor of Third-Party Obligations As of June 30, 2014 and 2013, the Company does not have any real guarantees in assets established in favor of third parties.

•	Personal Guarantees. As of June 30, 2014 and 2013, the Company has not granted any personal guarantees.

•	Operating Guarantees

In compliance with article 30 of Law No. 18,045 (Securities Market Law), the subsidiary has established a guarantee of UF 4,000 maturing December 1, 2014 through Mapfre Garantía y Crédito S.A. Compañía de Seguros, designating Banco Corpbanca as the creditors’ representative.

On September 1, 2011, the subsidiary established an additional guarantee of UF 24,000 maturing June 30, 2012, through Mapfre Garantía y Crédito S.A. Compañía de Seguros, designating CorpBanca as the depositary and custody institution. In addition, during the month of March, the Company expanded the amount of that policy by UF 15,000, giving a total of UF 39,000. On June 30, 2012, it renewed this additional policy for UF 39,000 from Mapfre Garantía y Crédito S.A. and expanded it to UF 54,000 maturing June 30, 2013, designating Banco Corpbanca as the depositary and custody institution. On June 30, 2013, the additional policy was renewed with Mapfre Seguros Generales S.A., reducing the amount insured to UF 26,000 maturing June 30, 2014. This last policy was not renewed.

e.4) Other Companies Included in Consolidation

As of June 30, 2014 and 2013, the following companies have not granted any guarantees that must be disclosed in these financial statements:

•	CorpBanca Administradora General de Fondos S.A.

•	CorpBanca Asesorías Financieras S.A.

•	CorpBanca Corredores de Seguros S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch

•	SMU CORP S.A.

•	Banco Corpbanca Colombia and Subsidiaries.

•	CorpBanca Investment Trust Colombia S.A.

f) Other Liabilities

f.1) CorpBanca

•	The Bank is authorized to transfer to its customers any obligations for deferred customs duties arising from imports of leased assets. These transfers take place with prior authorization from the National Customs Service. As of June 30, 2014 and 2013, the Bank has not transferred any customs duties obligations to its customers.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

f.2) CorpBanca Corredores de Seguros

•	In order to comply with Art. 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house”, the Company renewed the following policies, taking effect April 15, 2014, and expiring April 14, 2015, through Consorcio Nacional de Seguros S.A.:

2014

Effective date April 15, 2014 and expiration April 14, 2015:

Policy	Insured item	Insured Amount (UF)
10023878	Civil Liability	60,000
10023877	Guarntee	500

f.3) CorpBanca Administradora General de Fondos S.A.

On December 19, 2013, the Chilean Treasury seized the funds deposited in account No. 1244905 at CorpBanca that the Company had in that bank for a past due tax debt for MCh$22, according to Administrative File 10305-2013 (Las Condes). On December 27, 2013, the debt was paid and the Company filed a motion to release the seized assets.

On February 7, 2014, the seized assets were released into account No. 1244905 at CorpBanca.

f.4) Other Companies Included in Consolidation

As of June 30, 2014 and 2013, the following companies have no other obligations that must be disclosed in these financial statements:

•	CorpBanca Corredores de Bolsa S.A.

•	CorpBanca Asesorías Financieras S.A.

•	CorpBanca Agencia de Valores S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch

•	SMU CORP S.A.

•	Banco Corpbanca Colombia and Subsidiaries.

•	CorpBanca Investment Trust Colombia S.A.

g) Penalties

g.1) CorpBanca Corredores de Bolsa S.A.

During the periods ended June 30, 2014 and December 31, 2013, the Company and/or its Chief Executive Officer received the following penalties:

d. The Company received a penalty from the Best Practices Committee of the Santiago Stock Exchange via a Ruling dated October 4, 2013, and notified on October 9, 2013, in case number 64-2012, regarding 24 advances for simultaneous operations performed by the Company for its proprietary portfolio, in its role as short seller, that were not covered on the same day as indicated in the “Specific Audit Report of Matching of Custody and Simultaneous Operations of CorpBanca Corredores de Bolsa S.A. on February 29, 2012”, dated June 6, 2012. This committee fined the Company 300 UF. No court or administrative recourse was filed against this penalty ruling and the fine was paid.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

CCLV Penalties as of June 30, 2014:

On June 9, 2014, the Company was fined 10 UF by the CCLV for annulling accepted transactions.

On June 4, 2014, the Company received a penalty from the CCLV for hedge of net seller positions during the complement period.

On May 2, 2014, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On April 4, 2014, the Company was fined 5 UF by the CCLV for modifying accepted transactions.

On February 14, 2014, the Company received a penalty from the CCLV for hedge of net seller positions during the complement period.

On January 6, 2014, the Company was fined 50 UF by the CCLV for hedge of net seller positions during the extraordinary period.

During the same period, its directors have not received penalties from any regulator.

g.2) Other Companies Included in Consolidation

As of June 30, 2014 and 2013, the following companies have no other penalties that must be disclosed in these financial statements: .

•	CorpBanca Asesorías Financieras S.A.

•	CorpBanca Agencia de Valores S.A.

•	CorpBanca Corredores de Seguros S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch

•	SMU CORP S.A.

•	Banco Corpbanca Colombia and Subsidiaries.

•	CorpBanca Investment Trust Colombia S.A.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 23 - SHAREHOLDERS’ EQUITY

a) Movement in Shareholders’ equity accounts (attributable to equity holders of the Bank)

As of December 31, 2013 and June 30, 2014 the Bank’s issued shares are represented by the following detail, ordinary shares authorized, subscribed and paid, with no par value, detailed below:

	Ordinary Shares	Ordinary Shares
	12.31.2013	06.30.2014
	(number of shares)	(number of shares)
Issued as of January 1	293,358,194,234	340,358,194,234
Issuance of paid shares	47,000,000,000	—
Issuance of outstanding shares	—	—
Repurchase of Bank´s issued shares (treasury shares)	—	—
Sale of bank own issued shares	—	—

Total	340,358,194,234	340,358,194,234

Capital MCh$	781,559	781,559

i. Purchases and Sales of Bank Shares

As of June 30, 2014 and 2013, there were no purchase or sale transactions by the Bank involving its own shares.

ii. Subscribed and Paid Shares

2014

As of June 30, 2014, the Bank’s paid capital is represented by 340,358,194,234 subscribed and paid common shares with no par value.

2013

At an extraordinary shareholders’ meeting held November 6, 2012, shareholders agreed to increase the Bank’s capital by issuing 47,000,000,000 common shares with no par value.

At an extraordinary meeting of the board of directors (January 15, 2013), the board made the following agreements related to the aforementioned shareholders’ meeting:

•	To preferentially offer shareholders 47,000,000,000 common shares, with no par value.

•	To set the period for exercising the preferential right on these shares as January 16, 2013 to February 14, 2013.

•	To offer the issuance preferentially to the Bank’s shareholders, who will be entitled to subscribe 0.160213694 new shares for each share registered in the Shareholders’ Registry five working days before the beginning of the first preferential period.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

iii. Profit Distribution

2014

•	Regarding 2013 profit, at the EGSM held on March 13, 2014, shareholders agreed to distribute MCh$ 88,403 in earnings, representing 57% of profit for the year. The remaining 43% was left as retained earnings.

2013

•	Regarding 2012 profit, at the EGSM held on March 7, 2013, shareholders agreed to distribute MCh$ 60,040 in earnings, representing 50% of profit for the year. The remaining 50% was left as retained earnings.

b) List of major shareholders

As of December 31, 2013 the list of major shareholders as follows:

	Common Stock
	Año 2013
	No of Shares	Share %
Corp Group Banking S.A.	154,043,852,909	45.25933	% (*)
Banco Santander por cuenta de Inv. Extranjeros	25,377,118,381	7.45600%
Banco Itaú por cuenta de Inversionistas	18,653,411,916	5.48052%
Banco de Chile por cuenta de Terceros no Residentes	18,024,857,961	5.29585%
Compañía Inmobiliaria y de Inversiones SAGA Limitada	18,697,285,842	5.49341	% (1) (*)
Deutsche Bank Trust Company Americas (ADRS1)	10,139,985,500	2.97921%
Moneda S.A. AFI para Pionero Fondo de Inversión	9,974,800,000	2.93068%
Sierra Nevada Investments Chile Dos Ltda.	9,817,092,180	2.88434%
Cía. de Seguros Corpvida S.A.	7,193,390,867	2.11348%
Corpbanca Corredores de Bolsa S.A. por cuenta de Terceros	4,953,736,229	1.45545%
Inv. Las Nieves S.A.	3,790,725,224	1.11375%
Santander S.A. C de B	3,440,910,083	1.01097%
Cía. de Seguros de Vida Consorcio Nacional de Seguros S.A.	3,389,025,493	0.99572%
Bolsa de Comercio de Santiago Bolsa de Valores	2,967,790,771	0.87196%
Compañía de Seguros Corpseguros S.A.	2,928,659,561	0.86046%
BTG Pactual Chile S.A. C de B	2,829,206,389	0.83124%
Inversiones Tauro Limtada	2,822,883,095	0.82939%
SN Holding S.A.	2,713,342,266	0.79720%
Inmob. E Inversiones Boquiñeni Ltda.	2,353,758,526	0.69155%
R CC Fondo de Inversión Privado	2,221,303,931	0.65264	% (*)
Other Shareholders	34,025,057,110	9.99684%

Total	340,358,194,234	100.00000%

(1)	This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 952,160,000 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.
(*)	In summary, the Saieh Group (controlling party) has a 51.3760% interest in Corpbanca and Subsidiaries.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

As of June 30, 2014 the shareholder composition is as follows:

	Common Stock Año 2014
	N° of Shares	Share %
Corp Group Banking S.A.	154,043,852,909	45.25933	% (*)
Banco Santander por cuenta de Inv. Extranjeros	22,879,769,665	6.72226%
Banco de Chile por cuenta de Terceros no Residentes	21,447,527,471	6.30146%
Banco Itaú por cuenta de Inversionistas	20,869,128,855	6.13152%
Compañía Inmobiliaria y de Inversiones SAGA Limitada	20,918,589,773	6.14605	% (1) (*)
Deutsche Bank Trust Company Americas (ADRS)	10,445,037,500	3.06884%
Sierra Nevada Investments Chile Dos Ltda.	9,817,092,180	2.88434%
Moneda S.A. AFI para Pionero Fondo de Inversión	9,284,552,000	2.72788%
Cía. de Seguros Corpvida S.A.	7,134,390,867	2.09614%
Corpbanca Corredores de Bolsa S.A.	4,889,228,626	1.43650%
Inv. Las Nieves S.A.	3,790,725,224	1.11375%
Cía. de Seguros de Vida Consorcio Nacional de Seguros S.A.	3,633,100,848	1.06743%
Santander S.A. C de B	3,357,338,873	0.98641%
Bolsa de Comercio de Santiago Bolsa de Valores	3,263,620,002	0.95888%
Inversiones Tauro Limtada	3,159,883,095	0.92840%
Compañía de Seguros Corpseguros S.A.	2,754,278,810	0.80923%
MBI Corredores de Bolsa S.A.	2,476,889,921	0.72773%
Inmob. EInversiones Boquiñeni Ltda.	2,353,758,526	0.69155%
BTG Pactual Chile S.A. C de B	1,939,669,251	0.56989%
Inversiones LH S.A.	1,857,029,279	0.54561%
Other Shareholders	30,042,730,559	8.82680%

Total	340,358,194,234	100.00000%

(1)	This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 952,160,000 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.
(*)	In summary, the Saieh Group has a 51.41% interest in Corpbanca and Subsidiaries.

c) Dividends

The distribution of dividends of the Bank is as follows:

Year	Income attributable to equity holders	To reserves or retaines earnings	Intended Dividens	Percentage Distributed	N° of Shares	Dividend per share (in MC$)
	MCh$	MCh$	MCh$	%
2013 (Shareholders	155,093	66,690	88,403	57.00%	340,358,194,234	0.260
Meeting, February 2014)
2012 (Shareholders	120,080	60,040	60,040	50.00%	340,358,194,234	0.176
Meeting, February 2013)
2011 (Shareholders	122,849	—	122,849	100%	250,358,194,234	0.491
Meeting, February 2012)
2010 (Shareholders	119,043	—	119,043	100%	226,909,290,577	0.525
Meeting, February 2011)

Figures are presented as required by local regulations.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

d)	As of ended June 30, 2013 and 2014 basic earnings and diluted earnings is as follows:

	06.30.2013		06.30.2014
	N° Shares Millions	Total MCh$	N° Shares Millions	Total MCh$
Basic and diluted earnings per share
Basic earnings per share
Net income for the period	—	80,496	—	113,790
Weighted average number of shares outstanding	334,807	—	340,358	—
Adjusted number of shares	334,807	—	340,358	—
Basic earnings per share (Chilean pesos)	—	0.240	—	0.334

Diluted earnings per share			—	—
Net income for the period	—	80,496	—	113,790
Weighted average number of shares outstanding	334,807	—	340,358	—
Diluted effect	—	—	—	—
Adjusted number of shares	334,807	—	340,358	—
Diluted earnings per share (Chilean pesos)	—	0.240	—	0.334

e) Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or there is a significant or prolonged decline in value.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco Corpbanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which can affect profit and loss for the period.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations, mentioned above.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

f) Other Comprehensive Income

Other Comprehensive Income	06.30.2013	06.30.2014
	MCh$	MCh$
Items that may be reclassified subsequently to profit or loss:

Exchange differences on translation - New York Branch - Colombia
Gains (losses) on exchange differences on translation, before tax	(12,162)	72,161

Other comprehensive income, before tax, exchange differences on translation	(12,162)	72,161

Financial instruments available - for - sale
Gains (losses) on remeasuring financial instruments available - for - sale, before tax	3,354	3,245

Other comprehensive income, before tax, financial instruments available	3,354	3,245

Cash flow hedges
Gains (losses) on cash flow hedges, before tax	(5,172)	1,430

Other comprehensive income, before tax, cash flow hedges	(5,172)	1,430

Hedges of net investment in foreign operations
Gains (losses) on hedges of net investment in foreign operations, before tax	(1,727)	(1,586)

Other comprehensive income, before tax, Hedges of net investment in foreign operations	(1,727)	(1,586)

Other comprehensive income, before tax	(15,707)	75,250

Income tax relating to components of other comprehensive income
Income tax relating to instruments available - for - sale	(1,122)	(193)
Income tax relating to hedges of net investment in foreign operations	1,035	317
Income tax relating to cash flow hedge	345	51

Aggregated income tax relating to components of other comprehensive income	258	175

Other comprehensive income, after tax	(15,449)	75,425

Items that will not be reclassified subsequently to profit or loss

Remeasurement of defined benefit obligation
Gains (losses) on Remeasurement of defined benefit obligation, before tax	1,590	328

Income tax relating to components of other comprehensive income
Income tax relating to defined benefit obligation	(541)	(111)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

g) Rollforward for the year ended (OCI)

a) Rollforward for the year ended (OCI) - Available for sale

	As of December 31, 2013	As of June 30, 2014
	MCh$	MCh$
Opening Balance, Accumulated other comprehensive income	(8,143)	(3,546)
Amount recognized in other comprehensive income for the period	12,775	9,903
Amount reclassified from equitity to profit or loss for the period	(8,178)	(8,234)

Ending balance, accumulated other comprehensive income	(3,546)	(1,877)

b) Rollforward for the year ended (OCI) - Cash flow hedges

	As of December 31, 2013	As of June 30, 2014
	MCh$	MCh$
Opening Balance, Accumulated other comprehensive income	570	(5,187)
Amount recognized in other comprehensive income for the period	(1,563)	(1,162)
Amount reclassified from equitity to profit or loss for the period	(4,194)	2,592

Ending balance, accumulated other comprehensive income	(5,187)	(3,757)

h) Non - Controlling interest:

This item reflects the net amount of the subsidiaries’ net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

This corresponds to the net amount of equity in the subsidiaries attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the period is detailed as follows:

The non controlling interest in the subsidiaries’ equity is summarized as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

	As of June 30, 2013			For six-month period ended June 30, 2013
				Other Comprehensive income
Subsidiaries	Non-controlling	Equity	Net Income (1)	Financial instruments available for sale	Exchange differences on translation NY	Effect Variation Accounting Case Foreign Investment	Cash Flow Hedges Effect Change	Deferred Tax	Other Comprehensive income	Comprenhensive Income
	%	MCh$	MCh$			MCh$		MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	2,291	(783)	—	—	—	—	—	—	(783)
Banco CorpBanca Colombia y subsidiaries	8.07%	50,102	2,260	—	—	—	—	—	—	2,260

		52,393	1,477	—	—	—	—	—	—	1,477

	As of Decembre 31, 2013			For the year ended 31, 2013
				Other Comprehensive income
Subsidiaries	Non-controlling	Equity	Net Income (1)	Financial instruments available for sale	Exchange differences on translation NY	Effect Variation Accounting Case Foreign Investment	Cash Flow Hedges Effect Change	Deferred Tax	Other Comprehensive income	Comprenhensive Income
	%	MCh$	MCh$			MCh$		MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	2,386	(1,475)	—	—	—	—	—	—	(1,475)
Corredora de seguros Helm	20.00%	554	83	—	—	—	—	—	—	83
Banco CorpBanca Colombia y subsidiaries	33.62%	302,758	14,209	—	—	—	—	—	—	14,209

		305,698	12,817	—	—	—	—	—	—	12,817

	As of June 30, 2014			For six-month period ended June 30, 2014
				Other Comprehensive income
Subsidiaries	Non-controlling	Equity	Net Income (1)	Financial instruments available for sale	Exchange differences on translation NY	Effect Variation Accounting Case Foreign Investment	Cash Flow Hedges Effect Change	Deferred Tax	Other Comprehensive income	Comprenhensive Income
	%	MCh$	MCh$			MCh$		MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	2,374	(715)	—	—	—	—	—	—	(715)
Corredora de seguros Helm	20.00%	2,344	223	—	—	—	—	—	—	223
Banco CorpBanca Colombia y subsidiaries	33.72%	342,398	15,316	1,576	—	—	—	(536)	1,040	16,356

		347,116	14,824	1,576	—	—	—	(536)	1,040	15,864

The rollforward of non-controlling interest is as follow:

	12.31.2013	06.30.2014
	MCh$	MCh$
Balance at January 1	54,370	305,698
Net income for the year	12,817	14,824
Change in non-controlling interest	3,503	26,594
Non-controlling interest arising on the acquisition non participation in rights to sahere increase	235,008	—

Total	305,698	347,116

The summarized financial information of Banco Corpbanca Colombia and its subsidiaries which information represents the non-controlling interest prior to intergroup eliminations is as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

h.1) Dividends paid to non-controlling interests:

	06.30.2013	12.31.2013	06.30.2014
	MCh$	MCh$	MCh$
Dividends paid	—	—	—

	12.31.201 3	06.30.2014
	MCh$	MCh$
Cash and deposit in banks	200,216	201,148
Loans and receivables from banks	4,781	13,327
Loans and receivables from customers, net	1,677,733	1,933,403
Intangible assets	155,775	162,069
Others	422,705	448,138

TOTAL ASSETS	2,461,210	2,758,085

Currents account and demand deposits	837,812	1,006,157
Time deposits and saving accounts	852,859	844,447
Debt issued	116,940	159,048
Others	350,841	406,035

TOTAL LIABILITIES	2,158,452	2,415,687

	06.30.2013	06.30.2014
	MCh$	MCh$
Net interest income	4,909	47,599
Net service fee income	1,156	10,588
Operating income before provision for loan losses	8,764	82,024
Total operating income, net of loan losses, interest and fees	7,380	66,562
Total net operating income	3,295	24,063
Net income for the period	2,260	15,316

	06.30.2013	06.30.2014
	MCh$	MCh$
Cash flow from operating activities	(11,310)	(27,360)
Cash flow from investing activities	(139)	(2,209)
Cash flow from financing activities	56,937	31,396

i) Dilutive effect of purchase of Helm Bank and subsidiaries

•	Dilutive effect. Since Corpbanca Chile did not participate in the capital increase of Banco Corpbanca Colombia the ownership of Corpbanca Chile decrease from 91.9314% to 66.3877% Corpbanca Chile remeasured non-controlling interest at the date of transaction at fair value and adjusted the carryng amounts of the controlling and non-controlling interest to reflect the changes in their relative interests in the subsidiary (For more information, see Statements of Changes in Shareholders´ Equity).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 24 - INTEREST INCOME AND EXPENSE

a)	The composition of interest income and inflation-indexing for the six periods ended June 30, 2013 and 2014 is as follows:

	For the six month period ended June 30,
	2013			2014
	Interest	Inflation (1)	Total	Interest	Inflation (1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under agreements to resell	1,779	1	1,780	7,415	23	7,438
Loans and receivables to banks	7,087	—	7,087	4,159	—	4,159
Commercial loans	242,240	1,379	243,619	306,999	65,356	372,355
Mortgage Loans	39,121	1,342	40,463	58,215	48,284	106,499
Consumer Loans	91,496	699	92,195	135,671	633	136,304
Financial investments	22,726	(747)	21,979	18,444	4,904	23,348
Other interest income	1,029	120	1,149	4,805	—	4,805
Gain (loss) from accounting hedges (* )	—	—	—	4,152	—	4,152

Subtotals	405,478	2,794	408,272	539,860	119,200	659,060

b)	The detail of interest expenses for the six-month periods ended June 30, 2013 and 2014 is the following:

	For the six month period ended June 30,
	2013			2014
	Interests	Inflation (1)	Total	Interests	Inflation (1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand Deposits	(1,798)	(14)	(1,812)	(32,735)	(316)	(33,051)
Investments under agreements to repurchase	(5,376)	(155)	(5,531)	(16,874)	(21)	(16,895)
Deposits and Time Deposits	(179,912)	(467)	(180,379)	(166,767)	(12,162)	(178,929)
Borrowings from financial institutions	(6,504)	—	(6,504)	(10,581)	—	(10,581)
Debt issued	(45,070)	(1,017)	(46,087)	(55,319)	(49,213)	(104,532)
Other financial obligations	(170)	(575)	(745)	(155)	(363)	(518)
Other interest expenses	4,887	—	4,887	(358)	(1,383)	(1,741)
Hedge accounting gains (losses) (*)	(131)	(207)	(338)	382	—	382

Total Interest Expenses	(234,074)	(2,435)	(236,509)	(282,407)	(63,458)	(345,865)

(1)	The inflation indexing is the result of changes in the Unidades de Fomento (“UF”). The UF is an inflation-index Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.
(*)	The mark to market adjustments are presented in this line for hedging derivatives used in hedging of assets except in the case of foreign currency hedges, cash flow hedges are cross-currency, their all in-mark to market adjustment is included in the foreign exchange gain (losses) (See Note 24 Net foreign exchange income (losses)).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

c) For the six-month periods ended June 30, 2013 and 2014, the composition of net interest income is as follows:

	06.30.2013	06.30.2014
	MCh$	MCh$
Interest Income	408,272	659,060
Interest expense	(236,171)	(346,247)

Interest Income	172,101	312,813

Income from hedge accounting (net)	(338)	382

Total net interest income	171,763	313,195

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 25 - FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses for the six-month periods ended June 30, 2013 and 2014 are summarized as follows:

		06.30.2013	06.30.2014
		MCh$	MCh$
Income from services fees
Lines of credit and overdrafts		6,606	6,755
Letters of credit and guarantees		4,319	5,899
Card services		9,794	18,374
Account administration		3,966	5,478
Collections, billings and payments		14,705	16,061
Management and brokerage commissions for securities		2,266	4,400
Investments in mutual funds and others		5,985	10,749
Insurance brokerage		5,077	10,482
Financial advisors		2,204	10,285
Other fees earned		3,285	7,540
Other payments for services rendered		605	796

Total Income from services fees	(1)	58,812	96,819

		06.30.2013	06.30.2014
		MCh$	MCh$
Expenses from services fees
Credit card transactions		(5,035)	(8,505)
Securities transactions		(1,447)	(2,287)
Commissions paid through Chilean clearing house (ACC)		(1,779)	(2,162)
Foreign trade transactions		(218)	(777)
Expenses from refunded commissions		(13)	(1)
CorpPuntos loyalty program		(435)	(444)
CorpPuntos loyalty program benefits		(612)	(372)
Loans services to customers		(746)	(1,846)
Fees for payroll deduction agreements		(746)	(1,299)
Other paid commissions		(199)	(1,902)

Total expenses from services fees	(2)	(11,230)	(19,595)

Net service fee income (1) +(2)		47,582	77,224

The fees earned through transactions with letters of credit are recorded under “Interest income” within the consolidated statements of income.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 26 - NET TRADING AND INVESTMENT INCOME

Trading and investment income recognized on the consolidated statements of income for the six month periods ended June 30, 2013 and 2014 is as follows:

	06.30.2013	06.30.2014
	MCh$	MCh$
Trading instruments	(176)	26,260
Speculative financial instruments mark to market adjustment	24,290	58,183
Other financial investments at fair value with effect on profit or loss	2,755	44
Financial investments available-for-sale realized gain (losses)	13,232	14,206
Simultaneous fixed income operations	8,011	—
Profit on bank-issued time deposit repurchase	34	19
Loss on bank-issued time deposit repurchase	(305)	(252)
Other	213	234

Total trading and investement income, net	48,054	98,694

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 27 - NET FOREIGN EXCHANGE INCOME (LOSSES)

This item includes the income earned from foreign currency trading, the differences arise from converting monetary items in a foreign currency to the functional currency and those generated by non-monetary assets in a foreign currency at the time of their disposal.

The detail of net foreign exchange gains (losses) for the six periods ended June 30, 2013 and 2014 is as follows:

	06.30.2013	06.30.2014
	MCh$	MCh$
Gains (losses) of foreign currency exchange differences
Net gains (losses) of foreign currency exchange positions	1,465	(21,652)
Other foreign currency exchange gains(losses)	1,081	1,018

Subtotals	2,546	(20,634)

Net earnings on exchange rate adjustments
Adjustments to loan to customers	810	723
Adjustments to investment instruments	384	437
Adjustments to other liabilities	(58)	(31)
Fair value gains (losses) on foreing currency hedging derivatives	3,080	(7,500)

Subtotales	4,216	(6,371)

Total	6,762	(27,005)

(*) The Fair value gains (losses) on hedging derivatives as of June 30, 2013 and 2014 is as follows:

	Cash Flows (CF) or Fair Value	Fair Value		Gain/(loss)
		Assets	Liabilities
As of June 30, 2013	(FV) Hedge	MCh$	MCh$	MCh$
Derivatives held-for-hedging
Foreign currency forwards	FV	—	—	265
Foreign currency swaps	FV	1,287	2,231	(2,051)
Interest rate swaps	FV	351	1,736	2,435

Subtotal		1,638	3,967	649

Foreign currency forwards	CF	—	1,720	(1,226)
Foreign currency swaps	CF	2,684	5,452	241
Interest rate swaps	CF	—	—	(2,744)

Subtotal		2,684	7,172	(3,729)

Total derivatives held-for-hedging		4,322	11,139	(3,080)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

	Cash Flows (CF) or Fair Value (FV) Hedge	Fair Value		Gain/(loss)
As of June 30, 2014		Assets MCh$	Liabilities MCh$	MCh$
Derivatives held-for-hedging
Foreign currency forwards	FV	2,938		11
Foreign currency swaps	FV	—	3,258	(88)
Interest rate swaps	FV	3,086	2,111	1,823

Subtotal		6,024	5,369	1,746

Foreign currency forwards	CF	49	4,556	5,421
Foreign currency swaps	CF	1,146	1,660	481
Interest rate swaps	CF	141	6,010	(148)

Subtotal		1,336	12,226	5,754

Total derivatives held-for-hedging		7,360	17,595	7,500

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 28 - PROVISION FOR LOAN LOSSES

The changes in provision for loan losses recorded on the income statement for the six-month period ended June 30, 2013 and 2014 is as follows:

		For the six-months period ended June 30, 2013 Loans and receivables from customers
	Loans and receivables from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Recognized provision:
Individual Analysis	(84)	(35,069)	—	—	(35,153)
Group Analysis	—	(6,314)	(2,418)	(35,833)	(44,565)

Charge to income for provisions recognized	(84)	(41,383)	(2,418)	(35,833)	(79,718	) (*)

Used provisions:
Individual Analysis	59	15,554	—	—	15,613
Group Analysis	—	1,566	1,117	14,018	16,701

Credit to income for provisions used	59	17,120	1,117	14,018	32,314	(*)

Recovery of assets previously written-off	—	1,998	735	4,749	7,482

Net charge to income	(25)	(22,265)	(566)	(17,066)	(39,922)

		For the six-months period ended June 30, 2014 Loans and receivables from customers
	Loans and receivables from banks	Commercial loans	Mortgage Loans	Consumer Loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Recognized provision:
Individual Analysis	(118)	(80,069)	—	—	(80,187)
Group Analysis	—	(16,208)	(4,884)	(70,813)	(91,905)

Charge to income for provisions recognized	(118)	(96,277)	(4,884)	(70,813)	(172,092	) (*)

Used provisions:
Individual Analysis	95	56,897	—	—	56,992
Group Analysis	—	7,662	3,433	31,084	42,179

Credit to income for provisions used	95	64,559	3,433	31,084	99,171	(*)

Recovery of assets previously written-off	—	4,537	470	6,467	11,474

Net charge to income	(23)	(27,181)	(981)	(33,262)	(61,447)

(*)	Consolidated Statements of Cash Flows, in the amounts respectively of June 2013 MCh$47,404 and June 2014 MCh$72,921.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

The break down by type of loan, whether assessed collectively or individually, for established and released provision amounts, respectively, is as follows:

	Established Provision
	Individual Analysis	Group Analysis	06.30.2013
	MCh$	MCh$	MCh$
Commercial Loans	(35,069)	(6,314)	(41,383)
Mortgage Loans	—	(2,418)	(2,418)
Consumer Loans	—	(35,833)	(35,833)

	(35,069)	(44,565)	(79,634)

Banks	(84)	—	(84)

	(35,153)	(44,565)	(79,718)

	Established Provision
	Individual Analysis	Group Analysis	06.30.2014
	MCh$	MCh$	MCh$
Commercial Loans	(80,069)	(16,208)	(96,277)
Mortgage Loans		(4,884)	(4,884)
Consumer Loans		(70,813)	(70,813)

	(80,069)	(91,905)	(171,974)

Banks	(118)	—	(118)

	(80,187)	(91,905)	(172,092)

	Released Provision
	Individual Analysis	Group Analysis	06.30.2013
	MCh$	MCh$	MCh$
Commercial Loans	15,554	1,566	17,120
Mortgage Loans	—	1,117	1,117
Consumer Loans	—	14,018	14,018

	15,554	16,701	32,255

Banks	59	—	59

	15,613	16,701	32,314

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

	Released Provision
	Individual Analysis	Group Analysis	06.30.2014
	MCh$	MCh$	MCh$
Commercial Loans	56,897	7,662	64,559
Mortgage Loans		3,433	3,433
Consumer Loans		31,084	31,084

	56,897	42,179	99,076

Banks	95	—	95

	56,992	42,179	99,171

In management’s opinion, the credit risk provisions established cover all losses that may arise from incurred losses, based on the information examined by the Bank and its subsidiaries.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 29 - PERSONNEL SALARIES EXPENSES

Personnel salaries expenses for the six periods ended June 30, 2013 and 2014 are as follows:

	06.30.2013	06.30.2014
	MCh$	MCh$
Personnel remunerations	(41,954)	(66,097)
Bonuses and gratifications/awards	(17,359)	(28,486)
Severance indemnities	(1,160)	(4,797)
Training Expenses	(331)	(711)
Other personnel expenses	(5,604)	(9,186)

Total	(66,408)	(109,277)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 30 - ADMINISTRATION EXPENSES

Administration expenses for the six-month periods ended June 30, 2013 and 2014 are as follows:

	06.30.2013	06.30.2014
	MCh$	MCh$
Maintenance and repair of fixed assets	(3,231)	(5,830)
Office rentals	(6,130)	(10,131)
Equipment rentals	(1,571)	(1,886)
Insurance premiums	(2,978)	(8,091)
Office supplies	(495)	(779)
IT and communications expense	(3,094)	(5,529)
Lighting, heating and other services	(2,121)	(2,760)
Security Service and transportation of securities	(1,073)	(1,171)
Public relations expense and staff travel expenses	(1,019)	(1,237)
Legal and Notary Costs	(530)	(578)
Technical report fees	(4,857)	(8,414)
Professional services fees	(396)	(707)
Securities classification fees	(33)	(9)
Penalties	(7)	(60)
Comprehensive management ATMs	(1,446)	(381)
Other administration expenses	(5,775)	(15,900)

Subtotal	(34,756)	(63,463)

Subcontracted services	(7,730)	(13,441)
Data processing	(4,150)	(5,421)
Sales	(138)	(160)
Loan valuation	(24)	(2,281)
Others	(3,418)	(5,579)

Board of Directors Expenses	(659)	(730)
Remunerations	(638)	(705)
Other Board of Directors expenses	(21)	(25)

Marketing and advertising	(2,216)	(3,081)

Real estate taxes, contributions and levies	(7,210)	(15,856)
Real estate taxes	(169)	(212)
Patents	(400)	(426)
Other taxes (*)	(4,736)	(12,826)
Contributions to SBIF	(1,905)	(2,392)

Total	(52,571)	(96,571)

(*)	This amount corresponds primarily to taxes other than income taxes that affect Banco Corpbanca Colombia and its subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 31 - DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a) Depreciation and amortization expenses as of June 30, 2013 and 2014 were as follows:

	As of June 30,	As of June 30,
	2013	2014
	MCh$	MCh$
Depreciation and amortization
Depreciation of property, plant and equipment (Note 14)	(4,300)	(7,736)
Amortization of intangibles assets (Note 13)	(10,821)	(18,182)

Balances	(15,121)	(25,918)

b) Impairment losses for the years ended June 30, 2013 and 2014 are detailed below:

	06.30.2013	06.30.2014
	MCh$	MCh$
Impairment of financial investments available-for-sale	—	—
Impairment of financial investments held-to-maturity	—	—

Subtotal financial assets (a)

Impairment of property, plant and equipment	—	—
Impairment of Goodwill and Intangibles	—	—

Subtotal Non-financial assets (b)

Total	—	—

At each reporting date, Banco Corpbanca and its subsidiaries (the Group) will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

(a) Financial assets

As of each reporting date, Corpbanca and its subsidiaries assess whether there is objective evidence that a financial asset or a group of financial assets may be impaired. Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated. Evidence of impairment may include, among other examples, debtors or a group of debtors with significant financial difficulties, non-compliance or delinquency in principal or interest payments, the potential to declare bankruptcy or undergo another form of financial reorganization, or observable data that indicate a measureable reduction in estimated future cash flows, such as adverse changes in the status of past due payments or in the economic conditions related to such non-compliance.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Non-financial assets8

The carrying amounts of non-financial assets, excluding investment property and deferred taxes, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current year, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be allocated of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is required for a CGU to which goodwill has been allocated and for intangible assets with indefinite useful lives. Different cash generating units and different intangible assets can be tested for impairment at different times during the year as long as they are carried out at the same time each year.

Upon evaluating whether any indication of impairment exists for an asset, the entity shall consider at least the following factors:

External sources of information:

(a)	During the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use.

(b)	Adverse conditions in the technological, market, economic or legal environment.

(c)	Increase in interest rates.

(d)	Market value of equity lower than carrying amount.

Internal sources of information:

(a)	Evidence of obsolescence of physical damage of an asset.

(b)	Plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite.

(c)	Decrease or expected decrease in an asset’s performance.

In the event of objective impairment, the carrying amount of an asset will be reduced until the recoverable amount if, and only if, the recoverable amount is less than the carrying amount. This reduction is an impairment loss.

Impairment losses are recognized immediately in the Statement of Income unless the asset is accounted for at revalued value in accordance with other standards. Any impairment loss in revalued assets is treated as a decrease in the

[8]	(Goodwill and intangible assets with definite/indefinite lives) were reviewed for indicator of impairment at June 30, 2014. No indicators of impairment were present.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

revaluation made in accordance with that standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it is related, the entity will recognize a liability if, and only if, it were obligated to do so by another standard. After recognizing an impairment loss, charges for depreciating the asset are adjusted for future periods in order to distribute the asset’s revised carrying amount, less its potential residual value, systematically over the remaining useful life.

If an impairment loss is recognized, the deferred tax assets and liabilities related to it will also be determined by comparing the asset’s revised carrying amount to its tax basis in accordance with IAS 12.

Impairment testing of goodwill and intangible assets with indefinite useful lives at December 31, 2013

For impairment testing purposes, goodwill acquired in a business combination (see Note 12 “Investments in Other Companies”) and intangible assets with indefinite useful lives (see Note 13 “Intangible Assets”) are allocated to the cash generating units in Colombia, which is also a operating segment (see Note 4 “Segment Reporting).

The following table details the intangible assets with indefinitive lives for 2014 and 2013:

	Note	12.31.2013	06.30.2014
		MCh$	MCh$
Brands		11,603	15,486
Licenses	13	50,567	54,429
Database		500	538
Goodwill	13	411,992	444,208

Total		474,662	514,661

Key assumptions used in calculating the recoverable amount

Goodwill

a. Projection period and perpetuity.

•	Cash flow projections correspond to 7 years (2013-2019) after which a present value is calculated for cash flows in perpetuity by normalizing cash flows until 2021. This normalization is performed to increase the payment of dividends used in perpetuity without reducing the solvency ratio.

•	The growth rate of cash flows in perpetuity is approximately 5% nominal. Projected inflation for Colombia is around 3%.

b. Loans and deposits.

•	Loans were projected considering that 100 basis points of market share are earned until 2019 and the deposit portfolio was projected as a temporary balance account for the projected balance sheet.

c. Income

•	Determined by average balances (calculated with respect to gaining market share) of mortgage loans, credit cards, commercial loans and consumer loans.

d. Costs.

•	Cost projections are determined primarily by average balances of time and demand deposits.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

e. Discount rate.

•	In order to estimate the discount rate (Ke) and the weighted average cost of capital, the capital asset pricing model was used as a framework. This models sets the rate demanded by shareholders (Ke) equal to the risk-free rate plus a premium that the investors expect to assume for the systematic risk inherent to the company.

•	The risk-free rate corresponds to U.S. treasury bonds, specifically US GT 30 and GOVT.

•	The beta measures the share price volatility for a company with respect to the general securities market. It reflects the market or systematic risk, as opposed to the company’s specific risk. We have selected a group of listed companies that operate in the Colombian banking industry. In the search for these indicators, we concentrated on companies whose main activities are similar. The betas of shares used for each of the comparable companies were taken from the Bloomberg platform. In order to adjust for the financial leverage effect of the beta of each company, the betas were “unlevered”, based on the current history of the comparable company and its debt-equity ratio to give the asset beta of each company.

•	A tax rate of 34% was used for the first three years and after that a rate of 33%, as set by the Colombian government. This tax is applied on net operating income (loss).

•	Because the discount rate is a variable that has a considerable impact on results, sensitivity testing was performed for that rate.

f. Dividend payments.

•	Dividend payments were used to maximize the cash flows of shareholders with the restriction that dividends distribution did not go below 10% for projected cash flows and 11% in perpetuity.

Sensitivity to changes in key assumptions used

In determining the recoverable amount of the cash generating unit analyzed, upper management believes that no reasonable possible change in any of the aforementioned key assumptions would make the carrying amount of the unit significantly exceed its recoverable amount.

Valuation of intangible assets with indefinite useful lives

Licenses.

The “with or without” methodology was used for the valuation, which reflects the difference between the values of the company based on the time it would take to obtain the intangible asset and, therefore, begin to receive cash flows. The key assumptions are detailed as follows:

a.	Period of time to obtain the license. A period of 18 months was defined as the time necessary to obtain a banking license and, therefore, begin to generate cash flows.

b.	Cash flows. The same flows used for the equity valuation model were used (i.e. dividend discount).

c.	Discount rate: The cash flows were discounted at the same rate used in the equity valuation model described above.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Brands9.

The relief from royalty method was used, which considers the income attributable to the brands of Banco Corpbanca Colombia. It also considers a royalty equivalent to the percentage of income produced by the brands and the result of this cash flow is discounted to equity cost. The key assumptions are detailed as follows:

a.	Evolution of contribution margin. The assumptions that govern the evolution of income and costs are the same used in the valuation of Corpbanca’s economic equity.

b.	Tax Relief-From-Royalty. The royalty rate used is approximately 0.33%. The same tax rate described above is used.

c.	Marketing expenses. This uses the assumption that for the brand to continue to generate cash flows, marketing expenses must be incurred, specifically around 22% of results after the effects of the post-tax royalties.

d.	Cash flow discount rate: The same discount rates were used as in the valuation model for equity and perpetuity.

Databases.

For this asset, a value per user was estimated justified by the level of detail in the database and considering total customers for the Colombia segment.

[9]	The values of some brands are still being determined, in accordance with the measurement period established by IFRS 3 “Business Combination” for transactions carried out during 2013, described in Note 12 (see subsequent events foot note).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 32 - OTHER OPERATING INCOME AND EXPENSES

a) Other operating income

The detail of other operating income is as follows:

	06.30.2013	06.30.2014
	MCh$	MCh$
Revenues for assets received in lieu of payment
Gain on sales of assets received in lieu of payment	728	854
Others	75	395

Subtotal	803	1,249

Contingency provisions used
Other contingency provisions (see note 20 b))	662	—

Subtotal	662	—

Other Revenues
Gain on sales of property, plant and equipment (see note 14 b))	27	97
Compensation insurance companies	62	47

Subtotal	89	144

Other income	197	796
Leasing contributions revenue	1,544	586
Other operating income -Subsidiaries	564	521
Gain on sales of leased assets	286	407
Other operating income -Leasing	72	174
Income costs recovery credit leasing		—
Returning insurance administration	1,901	924
Revenues from leasing loans expenses recovered	477	124
Change useful life intangible assets Helm Bank	—	2,643
Returning The Fondo Garantías Financieras (Fogafin - Colombia)	—	1,955
Income Optirent	—	936
Income policy administration	—	766
Rental income	119	619

Subtotal	5,160	10,451
Total	6,714	11,844

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

b) Other operating expenses

Other operating expenses for the six-month periods ended June 30, 2013 and 2014 are the following:

	Note		06.30.2013	06.30.2014
			MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
- Provisions for assets received in lieu of payment			(1)	—
- Maintenance expenses of assets received in lieu of payment			(102)	(304)

Subtotal			(103)	(304)

Contingency provisions
- Other contingency provisions	20 b	)	(5)	(65)

Subtotal			(5)	(65)

Other expenses
- Other expenses			(1,275)	(2,032)

Subtotal			(1,275)	(2,032)

Total			(1,383)	(2,401)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 33 - RELATED PARTY TRANSACTIONS

As defined in IAS 24, a related party is: (a) a person or a close member of that person’s family related to a reporting entity if that person (i) has control or joint control of the reporting entity; (ii) has significant influence over the reporting entity; or (iii) is a member of the key management personnel of the reporting entity or of a parent of the reporting entity. (b) an entity is related to a reporting entity if (i) the entity and the reporting entity are members of the same group; (ii) one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member); (iii) both entities are joint ventures of the same third party; (iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity; (v) the entity is a post-employment benefit plan for the benefit of employees of either the reporting entity or an entity related to the reporting entity; (vi) the entity is controlled or jointly controlled by a person identified in (a) or ; (vii) a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the enity (or of a parent of the entity).:

Transactions that the Bank entered into with related parties as of June 30, 2013 and 2014 are specified below:

a) Loans granted to related parties

Loan granted to related parties as of June 30, 2013 and 2014 are as follows:

As of June 30, 2013	Operating Companies	Investment Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables to customers :
Commercial loans	149,240	34,592	739
Mortgage Loans	—	—	20,760
Consumer Loans	8	23	7,014

Loans and receivables to customers - gross	149,248	34,615	28,513
Provision for loan losses	(6,504)	(87)	(135)

Loans and receivables to customers, net	142,744	34,528	28,378

Other	24,073	—	6,025

As of June 30, 2014	Operating Companies	Investment Companies	Individuals
	Mch$	Mch$	Mch$
Loans and receivables to customers:
Commercial loans	142,810	45,691	1,842
Mortgage Loans	—	—	15,134
Consumer Loans	—	—	5,270

Loans and receivables to customers - gross	142,810	45,691	22,246
Provision for loan losses	(2,783)	(1,422)	(133)

Loans and receivables to customers, net	140,027	44,269	22,113

Other	94,540	382	3,280

b) Other transactions with related parties

During the for the six-month period ended June 30, 2013 and 2014, the Bank entered into the following transactions with related parties for amounts exceeding UF 1,000.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

As of June 30, 2013:
	Description		Balance Asset (Liability)	Effect on Statement of Income
Company		Notes		Income	(expense)
			MCh$	MCh$	MCh$
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs		—	—	1,330
Transbank S.A.	Credit Card processing		—	—	1,199
Corp Group Interhold S.A.	Management advisory services		—	—	1,233
Redbanc S.A.	Automatic teller machine administration		—	—	892
Proservicen S.A.	Advertising services		—	—	767
Recaudaciones y Cobranzas S.A.	Office rent and credit collection		—	—	373
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing		—	—	401
Fundación Corpgroup Centro Cultural	Donations		—	—	471
Fundación Descúbreme	Donations		—	—	40
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office rent		—	—	159
Empresa Periodística La Tercera S.A.	Advertising services		—	—	40
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	14	19,769	—	905
Corpbanca Investment Valores S.A.	Corporate office rent and building costs		2,817	111	195
Corpbanca Investment Trust S.A.	Corporate office rent and building costs		3,378	153	83
Asesorías Santa Josefina Ltda.	financial and management asesorias		—	—	86
Inmobiliaria e Inversiones San Francisco Ltda.	Financial advisory services		—	—	76

These transactions were carried out at normal market prices prevailing at the day of the transactions.

As of June 30, 2014:
			Balance	Effect on Statement of Income
Company	Description	Notes	Asset	Income	(expense)
			MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations		—	—	876
Transbank S.A.	Credit Card processing		—	—	1,537
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs		—	—	1,848
Inversiones Corp Group Interhold Ltda.	Management advisory services		—	—	1,080
Redbanc S.A.	Automatic teller machine administration		—	—	771
Recaudaciones y Cobranzas S.A.	Office rent and credit collection		—	—	926
Promoservice S.A.	Advertising services		—	—	600
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing		—	—	472
Corp Group Holding Inversiones Limitada	advisory		—	—	236
Empresa Periodística La Tercera S.A.	Advertising services		—	—	112
Corp Research S.A	Management advisory services		—	—	268
Fundación Descúbreme	Donations		—	—	120
Grupo de Radios Dial S.A	Publicity		—	—	104
Compañía de Seguros Vida Corp S.A.	Accommodation, events		—	—	113
Hotel Corporation of Chile S.A	Publishing Services		—	—	94
Pulso Editorial S.A	Rent spaces ATMs		—	—	26
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs	14	18,694	—	1,008
Corp Imagen y diseños S.A	Other services		—	—	41
CAI Gestion Inmobiliaria S.A	Commercial Homes (Department Stores)		—	—	41
Asesorias e Inversiones Rapelco Limitada S.A	Other services		—	—	30
Corpbanca Investment Valores S.A. Comisionista de Bolsa	Rental of offices and common costs		2,223	125	55
Corpbanca Investment Trust S.A. Sociedad Fiduciaria	Rental of offices and common costs		1,497	167	57
Helm Fiduciaria	Rental of offices and common costs		3,820	95	38
Helm Comisionista	Rental of offices and common costs		607	26	11
Helm Panama	common expenses		357	—	2

In accordance with IAS 24, the relationship of all listed companies in the above table falls under the category “other related parties”.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

c) Other assets and liabilities with related parties

As of June 30, 2013:
			Balance	Effect on Statement of
Company	Description	Notes	Asset	Income	(expense)
			MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations		—	—	471
Fundación Descúbreme	Donations		—	—	40

As of June 30, 2014:
			Balance	Effect on Statement of
Company	Description	Notes	Asset	Income	(expense)
			MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations		—	—	876
Fundación Descúbreme	Donations		—	—	120

d) Other assets and liabilities with related parties

	12.31.2013	06.30.2014
	MCh$	MCh$
ASSETS
Derivative financial instruments	20,589	18,945
Other assets	14,186	183

LIABILITIES
Derivative financial instruments	1,965	—
Demand deposits	67,569	57,372
Deposits and other time deposits	170,930	227,868
Other Liabilities	1,092	1,092

e) Operating income /expenses from related party transactions

	06.30.2013		06.30.2014
Type of recognized income or expense	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$
Interest revenue	5,816	5,937	13,133	7,837
Income and expenses on fees and services	556	13	1,004	15
Gain and Loss on other financial transactions	—	—	—	—
Operating support expense	255	8,210	413	16,226
Other income and expense	9	278	—	163

Total	6,636	14,438	14,550	24,241

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

f) Contracts with related parties

2013
Company	Description
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees
Transbank S.A.	Credit card management
Corp Group Interhold S.A. and Corp Group Holding Inversiones Ltda.	Management advisory services
Redbanc S.A.	ATM management
Promoservice S.A.	Promotional services
Recaudaciones y Cobranzas S.A.	Office lease and collections services
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management
Fundación Corpgroup Centro Cultural	Donations
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease
Empresa Periodística La Tercera S.A.	Advertising services
SMU S.A., Rendic Hnos S.A.	Lease ATM space
Corpbanca Investment Valores S.A. Comisionista de Bolsa	Office leases
Synergy agreement
Corpbanca Investment Trust S.A. Sociedad Fiduciaria	Synergy agreement
Office leases
Network use agreement
Helm Bank	Treasury transactions

2014
Company	Description
Fundación Corpgroup Centro Cultural	Donations
Transbank S.A.	Credit Card processing
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building costs
Inversiones Corp Group Interhold Ltda.	Management advisory services
Redbanc S.A.	Automatic teller machine administration
Recaudaciones y Cobranzas S.A.	Office rent and credit collection
Promoservice S.A.	Advertising services
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card processing
Corp Group Holding Inversiones Limitada	advisory
Empresa Periodística La Tercera S.A.	Advertising services
Corp Research S.A	Management advisory services
Fundación Descúbreme	Donations
Grupo de Radios Dial S.A	Publicity
Compañía de Seguros Vida Corp S.A.	Accommodation, events
Hotel Corporation of Chile S.A	Publishing Services
Pulso Editorial S.A	Rent spaces ATMs
SMU S.A., Rendic Hnos S.A.	Prepaid rent for space for ATMs
Corp Imagen y diseños S.A	Other services
CAI Gestion Inmobiliaria S.A	Commercial Homes (Department Stores)
Asesorias e Inversiones Rapelco Limitada S.A	Other services
Corpbanca Investment Valores S.A. Comisionista de Bolsa	Rental of offices and common costs
Corpbanca Investment Trust S.A. Sociedad Fiduciaria	Rental of offices and common costs
Helm Fiduciaria	Rental of offices and common costs
Helm Comisionista	Rental of offices and common costs
Helm Panama	common expenses

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

g) Remunerations to members of the board and key management personnel

Remunerations paid to key management personnel are sets forth in table below:

	12.31.2013	06.30.2014
	MCh$	MCh$
Short term employee remuneration	23,563	14,012
Severance indemnities	395	116

Total	23,958	14,128

2014

As agreed by shareholders at the Ordinary General Shareholders’ Meeting on March 13, 2014, the Directors of Corpbanca received a total of MCh$229 in compensation for the year.

As agreed at the same meeting, the members of the Directors’ Audit Committee were paid total fees of MCh$386.

Total compensation received by the Bank’s executives and key management personnel during the year ended June 30, 2014, amounted to MCh$14,012.

In addition, based on the bonus policy established by the Human Resources and Development Division, together with the Chief Executive Officer, senior executives received bonuses for meeting their targets.

2013

As agreed by shareholders at the Ordinary General Shareholders’ Meeting on March 7, 2013, the Directors of Corpbanca received a total of MCh$460 in compensation for the year.

As agreed at the same meeting, the members of the Directors’ Audit Committee were paid total fees of MCh$726.

Total compensation received by the Bank’s executives and key management personnel during the year ended December 31, 2013, amounted to MCh$16,627.

In addition, based on the bonus policy established by the Human Resources and Development Division, together with the Chief Executive Officer, senior executives received bonuses for meeting their targets.

h) Key management personnel

As of December 31, 2013 and June 30, 2014, the composition of the Bank’s key management personnel is as follows:

	Number of Executives
Position	06.30.2013	06.30.2014
Directors	40	42
Chief Executive Officers-at the Subsidiaries	10	11
Division Managers	25	24
Department Managers	168	166
Deputy Managers	146	143
Vicepresident	22	19

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

i) Transactions with key management personnel

During 2013 and 2014 transactions with key personnel were carried out as follows:

	Income
	06.30.2013	06.30.2014
Credit Cards	65	110
Consumer loans	98	162
Commercial loans	19	45
Mortgages loans	238	744

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 34 - FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

This disclosure was prepared based on the guidelines “Fair Value of Financial Instruments” from the IFRS 13 “Fair Value Measurements”.

The standard is effective for annual periods beginning on or after January 1, 2013. Early application is permitted (but not done by Group) and it must be prospectively applied from the beginning of the annual period in which it is adopted (for our purposes the 2013 period). The disclosure requirements do not need to be applied to comparative information provided for periods before initial application.

The following section details the main guidelines and definitions used by the Group:

Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal10 or most advantageous11 market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.	They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.	They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.	They are able to enter into a transaction for the asset or liability.

d.	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in a orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

[10]	The market with the greatest volume and level of activity for the asset or liability.
[11]	The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group’s own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.	A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.	An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention:

a.	Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

b.	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

c.	Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a.	An estimate of future cash flows for the asset or liability being measured.

b.	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

c.	The time value of money, represented by the rate on risk-free monetary assets that have maturity dates or durations that coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e. a risk-free interest rate).

d.	The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).

e.	Other factors that market participants would take into account in the circumstances.

f.	For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

Fair value hierarchy. Gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

1.1 Determination of the fair value of financial instruments

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of June 30, 2014 and December 31, 2013, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

		12.31.2013		06.30.2014
	Notes	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	911,088	911,088	1,006,475	1,006,475
Cash in the process of collection	5	112,755	112,755	356,744	356,744
Trading portfolio financial assets	6	431,683	431,683	497,366	497,366
Investments under agreements to resell	7	201,665	201,665	198,415	198,415
Derivative financial instruments	8	376,280	376,280	581,755	581,755
Loans and receivables from banks	9	217,944	217,944	505,480	505,480
Loans and receivables from customers	10	12,771,642	12,691,109	14,272,728	14,340,173
Financial investments available-for-sale	11	889,087	889,087	627,449	627,449
Held to maturity investments	11	237,522	231,880	258,069	282,393
LIABILITIES
Current accounts and demand deposits	17	3,451,383	3,451,383	4,170,880	4,170,880
Cash in the process of collection	5	57,352	57,352	328,697	328,697
Obligations under repurchase agreements	7	342,445	342,445	296,380	296,380
Time deposits and saving accounts	17	7,337,703	7,320,494	7,897,235	7,934,688
Derivative financial instruments	8	281,583	281,583	454,086	454,086
Borrowings from financial institutions	18	1,273,840	1,295,807	1,498,473	1,501,896
Debt issued	19	2,414,557	2,388,752	2,650,881	2,788,145
Other financial obligations	19	16,807	16,807	15,220	15,220

1.1.1. Fair Value Measurements of assets and liabilities only for disclosure purposes (non-recurring):

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

The following section describes the methods used to estimate fair value:

		Measurement at fair value of items not valued on a recurrent
	Note	12.31.2013	06.30.2014
		MCh$	MCh$
ASSETS
Cash and deposits in banks	5	911,088	1,006,475
Cash in the process of collection	5	112,755	356,744
Investments under agreements to resell	7	201,665	198,415
Loans and receivables from banks	9	217,944	505,480
Loans and receivables from customers	10	12,691,109	14,340,173
Held to maturity investments	11	231,880	282,393

		14,366,441	16,689,680
LIABILITIES
Currents accounts and demand deposits	17	3,451,383	4,170,880
Cash in the process of collection	5	57,352	328,697
Obligations under repurchase agreements	7	342,445	296,380
Time deposits and saving accounts	17	7,320,493	7,934,688
Borrowings from financial institutions	18	1,295,807	1,501,896
Debt issued	19	2,388,752	2,788,145
Other financial obligations	19	16,807	15,220

		14,873,039	17,035,906

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

•	Cash and deposits in banks

•	Cash in the process of collection

•	Investments under agreements to resell

•	Current accounts and demand deposits

•	Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on the Group’s credit risk policies and methodologies: These items include:

•	Loans and receivables from banks

•	Loans and receivables customers

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Financial instruments held to maturity

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

•	Time deposits and saving accounts

•	Borrowings from financial institutions

•	Debt issued

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

1.1.2. Fair Value measurement of financial assets and liabilities (recurring)

		Fair value measurement of recurring items
	Note	12.31.2013	06.30.2014
		MCh$	MCh$
ASSETS
Trading portfolio financial assets	6	431,683	497,367
From the Chilean Government and Central Bank		9,852	13,520
Other instruments issued in Chile		18,715	21,905
Foreign government and Central Bank instruments		326,141	346,923
Other instruments issued abroad		64,443	91,854
Mutual fund investments		12,532	23,165
Financial investments available for sale	11	889,087	627,449
From the Chilean Government and Central Bank		357,334	307,552
Other instruments issued in Chile		233,633	107,765
Foreign government and Central Bank instruments		212,280	166,309
Other instruments issued abroad		85,840	45,823
Derivative financial instruments	8	376,280	581,755
Forwards		70,265	81,276
Swaps		303,535	498,591
Call Options		1,968	1,087
Put Options		512	801

Total		1,697,050	1,706,571

LIABILITIES
Derivative financial instruments	8	281,583	454,086
Forwards		62,170	71,213
Swaps		215,302	379,913
Call Options		3,549	2,335
Put Options		562	625

Total		281,583	454,086

Financial Instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

•	Trading portfolio financial assets

•	Financial investments available for sale

Derivative instruments

The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics.

The methodology therefore recognizes the credit risk of each counterparty.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

The effect of both CVA (counterparty valuation adjustement) and DVA (negative counterparty valuation adjustement) are incorporated in the valuation of a derivatives contracts.

These adjustments are recognized periodically in the financial statements since December 2013, the portfolio of derivative contracts accumulate an effect of MCh$(2,183) (MCh$(4,969) June 2014), the breakdown is as follows:

	12.31.2013		06.30.2014
	CVA MCh$	DVA MCh$	CVA MCh$	DVA MCh$
Derivatives held for hedging	—	7	—	11

Fair value	—	4	—	3

Forwards	—	—	—	—
Swaps	—	4	—	3

Cash Flow	—	2	1	7

Forwards	—	1	—	3
Swaps	—	2	1	4

Derivatives held for trading	(2.263)	73	(5.090)	109

Forwards	(216)	14	(299)	7
Swaps	(2.032)	58	(4.781)	101
Call Options	(16)	1	2	1
Put Options	(4)	—	(12)	—

Total financial derivatives	(2.263)	80	(5.089)	120

1.2 Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument’s cash flows.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

•	Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

•	Level 3: inputs are unobservable inputs for the asset or liability.

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the counter, the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the Interes Rate Swap with the greatest market depth.

In addition, the Bank develops American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model’s parameters are very stable.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

Impact of Calibration in MCh$	Total	Volatility of American forwards	TAB 30	TAB 90	TAB 180	TAB 360
American forward USD-CLP	—	—	—	—	—	—

Basis TAB CLP	973	—	230	197	528	18
Basis TAB CLF	(1.501)	—	—	—	(102)	(1.399)

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
1	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Various	Santiago Stock Exchange	Directly observable price.
	Mutual Funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Internal rate of return (IRR) based on prices.
2	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market instruments	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Interest rate curves based on prices.
	Money market instruments	Banks	Santiago Stock Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc
3	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for June 30, 2014 and December 31, 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

		Fair Value Measurement at reporting date using
December 31, 2013	Notes	Fair Value Amount	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
ASSETS
Trading securities	6	431,683	348,525	83,158	—
Available-for-sale securities	11	889,087	595,876	293,211	—
Derivatives	8	376,280	—	340,558	35,722
Total		1,697,050	944,401	716,927	35,722

LIABILITIES Derivatives	8	281,583	—	278,867	2,716

Total		281,583	—	278,867	2,716

		Fair Value Measurement at reporting date using
June 30, 20 14	Notes	Fair Value Amount	Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
ASSETS Trading securities	6	497,365	273,206	224,160	—
Available-for-sale securities	11	627,449	461,560	165,889	—
Derivatives	8	581,755	—	539,330	42,425

Total		1,706,569	734,766	929,379	42,425

LIABILITIES Derivatives	8	454,086	—	452,042	2,044

Total		454,086	—	452,042	2,044

1.2.1 Transfers between level 1 and 2

The following table details transfers of assets and liabilities between Level 1 and Level 2 during 2013.

		Fair value measurement of recurring items
December 31, 2013	Note	Fair Value	Level 1 to 2	Level 2 to 1
ASSETS
Trading portfolio financial assets securities	6	431,683	18,331	—
Other instruments issued in Chile		—	18,331	—
Financial instruments available for sale	11	889,087	78,712	—
Other instruments issued in Chile		—	78,712	—
Derivative financial instruments	8	376,280	—	—

Total		1,697,050	97,043	—

LIABILITIES
Derivative financial instruments	8	281,583	—	—

Total		281,583	—	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

		Fair value measurement of recurring items
June 30, 2014	Note	Fair Value	Level 1 to 2	Level 2 to 1
ASSETS
Trading portfolio financial assets securities	6	497,366	—	—
Other instruments issued in Chile		—	—	—
Financial instruments available for sale	11	627,449	—	—
Other instruments issued in Chile		—	—	—
Derivative financial instruments		581,755	—	—

Total		1,706,570	—	—

LIABILITIES
Derivative financial instruments	8	281,583	—	—

Total		281,583	—	—

Transfers from Level 1 to Level 2 observed during 2013 are due fully to implementing IFRS 13, as the transferred assets are valued using zero-coupon discount curves built using quoted input for transactions with similar instruments.

1.2.2 Disclosures regarding level 3 assets and liablilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

•	Derivative financial instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

•	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of year-end 2013 and 2012.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Level 3 Reconciliation
December 31, 2013	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Net of purchases, sales and agreements	Transfers between level 1 and level 2	Closing balance
	MCh$					MCh$
ASSETS
Trading securities	—	—	—	—	—	—
Financial assets available for sale	—	—	—	—	—	—
Derivative instruments	32,971	9,729	—	(6,978)	—	35,722

Total	32,971	9,729	—	(6,978)	—	35,722

LIABILITIES
Derivative instruments	5,813	5,703	—	(8,800)	—	2,716

Total	5,813	5,703	—	(8,800)	—	2,716

Level 3 Reconciliation
June 30, 2014	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Net of purchases, sales and agreements	Transfers between level 1 and level 2	Closing balance
	MCh$					MCh$
ASSETS
Trading securities	—	—	—	—	—	—
Financial assets available for sale	—	—	—	—	—	—
Derivative instruments	35,722	10,891	—	(4,188)	—	42,425

Total	35,722	10,891	—	(4,188)	—	42,425

LIABILITIES
Derivative instruments	2,716	2,225	—	(2,897)	—	2,044

Total	2,716	2,225	—	(2,897)	—	2,044

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 35 - RISK MANAGEMENT

1. Introduction:

As a result of its activities, the Bank is exposed to several types of risks mainly related to its loan portfolio and financial instruments. The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At Corpbanca, the Board of Directors plays a leading role in corporate governance. They are responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the Board of Directors is to monitor, evaluate and guide upper management to ensure that their actions are in line with best practices. To accomplish this, various Committees, support areas, codes and manuals have been developed, which lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

Directors’ and Audit Committee

The purpose of the Directors Committee is to strengthen self-regulation within the Bank, thus improving the efficiency of the directors’ supervisory activities. This committee is responsible for, among other functions, examining accounting and financial reports, transactions with related parties and compensation of managers and senior executives.

The Audit Committee’s objective is to promote efficiency within the Bank’s internal control systems and compliance with regulations. In addition, it must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a bridge between the internal audit department and the external auditors as well as between these two groups and the Board of Directors.

At a meeting of the Board of Directors on August 30, 2011, the board agreed that the Directors’ Committee would take on additional functions of an audit committee and its name would be changed to the Directors’-Audit Committee.

Corporate Governance Committee

The Corporate Governance Committee is a consultation body of the Board of Directors whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it is responsible for evaluating the current practices and policies, proposing and making recommendations to the Board of Directors on improvements, reforms and adjustments that it deems appropriate, also ensuring proper implementation and application of these corporate governance practices and policies defined by the Bank’s Board of Directors. The Committee performs these functions for the Bank, its divisions, its subsidiaries and its foreign entities.

The Committee is comprised of five members of the Board of Directors and may include external advisors. It is chaired by Catalina Saieh Guzmán. The other members are Ana Holuigue Barros, Rafael Guilisasti Gana, José Luis Mardones Santander and Gustavo Arriagada Morales. Its permanent advisor is Alejandro Ferreiro Yazigi. During 2013, the Corporate Governance Committee met 9 times.

This Committee is governed by its by-laws, as well as applicable SBIF regulations, general character standards from the SVS, the General Banking Law, the Corporations Law and other current laws and regulations or others issued in the future on these matters. The work of this Committee is also particularly based on the principles of the Organization for Economic Cooperation and Development (OECD) as well as of the Basel Committee on Banking Supervision with regards to good governance matters in financial companies.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

During 2014, the Committee approved the by-laws that govern the Committee in terms of its composition and quorum for meeting, as well as its functions, powers and sessions.

Loan Committees

These committees are comprised of executives from the commercial and risk divisions as well as directors based on the required credit attributions and are intended to make decisions on different loan transactions and conditions that involve credit risk for the Bank. In addition, the highest decision-making authority the Executive Committee approves new, amended and/or updated credit policies.

Commercial Risk Committee

The objective of this Committee is to evaluate risk policies, mechanisms and procedures in place as well as to recommend measures and adjustments that help optimize the risk-return ratio for all segments within retail or consumer banking, maintaining risk in line with the returns sought by the Bank, granting flexible and specialized services that meet their customers needs. It proposes policies and strategies to improve diverse credit risk management processes in order to evaluate, rate and control the Bank’s internal processes to guarantee effective compliance and achieve proposed objectives. It reports directly to the Bank’s Board of Directors and is comprised of several directors other than the members of the Directors’-Audit Committee.

Asset-Liability Committee (ALCO)

This committee is responsible for establishing the policy framework for financial risk management, in accordance with guidelines defined by the Board of Directors and current legislation, as well as reviewing macroeconomic and financial conditions, the risks taken by the Company and the results obtained. Its main function is divided between commercial and financial matters. It approves the strategies that guide the Bank’s composition of assets and liabilities, cash inflows and outflows and transactions with financial instruments. This was done so that, after considering the diverse alternatives available, the Bank makes the decisions that ensure the highest and most sustainable returns with risk levels that are compatible with the financial business, current regulations and internal standards.

Committee on the Prevention of Money Laundering and Terrorist Financing

This committee is in charge of preventing money laundering and terrorism financing. Its main purposes include planning and coordinating activities to comply with related policies and procedures, maintaining itself informed of work carried out by the Compliance Officer and making decisions on any improvements to control measures proposed by the Compliance Officer.

Compliance Committee

The purpose of this committee is to monitor compliance with the Codes of Conduct and other complementary rules; establish and develop procedures necessary for compliance with these codes; interpret, administer and supervise compliance with these rules; and resolve any conflicts that may arise. This committee is comprised of one director; the Chief Executive Officer; the Legal Services Division Manager; the Organizational Development Division Manager and the Compliance Officer.

Office of the Comptroller

The main function of the Office of the Comptroller is to support the Board of Directors and upper management to ensure maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

Corpbanca’s objective is to continue progressing to become the best bank and have first-rate human capital. All associates and directors of Corpbanca and its subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

In response to our clients’ trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct, approved in 2008 by the Bank’s management and the Audit Committee.

2. Main risks affecting the Bank:

The main types of risks related to our business activities are market, liquidity, operational, and credit risks. The effectiveness with which we can manage the balance between risk and profitability is an important factor in determining our capability to generate sustainable profit growth on a long term basis. Our senior management focuses greatly on risk management.

2.1 Quantitative and qualitative information about Credit Risk:

Proper risk management, in all areas, and in particular with respect to Credit Risk, constitutes one of the fundamental pillars with respect to the performance of our portfolio, by ensuring that we maintain an adequate risk/return ratio.

Credit Risk management at CorpBanca is based on the following core elements:

•	Credit Policies.

•	Credit Processes.

•	Solid risk culture consistent with our strategy.

•	Regulated, preventive, and forward-looking risk assessment.

•	Human Resources with high level of expertise in credit determinations.

•	Active involvement of the Credit Risk Manager during the approval process, using a segmented market structure.

•	Defined Tracking and Collections Processes, with the participation of Business, Risk, and Asset Rating and Control areas.

•	Risk culture transmission within the Bank, by offering internal and external Training programs for the Business and Risk sectors.

•	The Division Manager for Companies Credit Risk performs the “checks and balances” task with respect to the Business Areas.

In addition, we have a Credit Committee structure relating to Customer Risk Ratings, with powers that are principally vested in the committees involving the Risk Managers. The concurrence of Bank Directors is required with respect to certain amounts.

These committees define the levels of individual and collective exposure levels with clients, as well as any applicable mitigating conditions, including guarantees and credit agreements, among others.

Pursuant to our risk management tools, our portfolio is divided into:

Normal Risk Portfolio

Watch List Portfolio

Default Portfolio

Normal Risk Portfolio

The risk involved is reviewed in the following events:

•	New credit proposals, including renewals of credit lines and special transactions.

•	As determined by the Asset Rating and Control Management Office.

•	Every time an account executive determines the occurrence of relevant changes to the customer’s risk factors that merit higher risk treatment.

•	Through a monthly sample reflected by the warning signals system.

Through the regular review of our various centers of responsibility.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Watch List Portfolio

To safeguard the quality of the loan portfolio, the Bank has established that the customer Watch List must include the following types of portfolios, depending on the type of problems that affect them:

•	Special Watch Portfolio

•	Default Portfolio

Watch List Portfolio (“WL”)

It is important to note that credits included within these categories do not necessarily represent expected losses for us.

An asset in WL presents weaknesses that can be corrected. As such, it must receive special attention from the Business Areas and is subject to active control and monitoring measures by the Asset Rating and Control Management Office.

An asset in WL is managed by the Business Areas, which must comply with action plans established by the Watch List Committee.

Portfolios in WL, in addition, are reviewed by the Watch List Committee, which is comprised by the Division Manager for Companies Credit Risk and/or the Credit Risk Managers, the Asset Rating and Control Manager, and the Business Area Managers, according to the following schedule:

Every 4 months	Customer review under the following strategies: Exit strategy Pursuit of collateral Reduction of risk through renegotiation, heavier collection efforts

Every 6 months	Follow-up

Every 2 months	Structured Exit In the event the loan remains unpaid,

The WL Committee conducts special surveillance reviews of all customers with debts in excess of MCh$50 million.

The Manager of Risk of each business segment and the Asset Rating and Control Manager are responsible to oversee the follow-up and compliance by the account executive of the action and agreement plans of the Watch List Committee.

Plans of action

Every debtor on the watch list must have a defined action plan. The action plan is agreed to by account executives and the Asset Rating and Control Management Office (“GCCA”), and is reviewed by the Watch List Committee.

The action plans consist of:

Customers with an exit plan The Bank takes a full risk exit decision. These customers must have a defined payment plan	V1
Customers with a plan to increase their collateral	V2
Customers with a plan to reduce exposure Reduce debt to an amount at which the Bank feels comfortable	V3

Customers with a monitoring plan

Lower degree of concern, for example: monitoring a company’s committed and not specified capitalization, specific payments arrears, payment of claims disputed by the insurance company

V4

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Customers with a structured payment plan A defined payment plan for the full debt, needing only control of timely paid installments	V5
Satisfactory Asset Customers Customers who have exited the system due to satisfactorily complying with the action plans agreed	V0

Variables that determine the classification of a Watch List asset

1.	An analysis of warning signs, could include:

•	Customer Warning Signs

Change of ownership, partners or guarantors

Issues among partners

Change in the marital status of guarantors

Changes in the ownership of fixed assets

Labor issues

Quality of financial information

Adverse situation in industry or market in which debtor does business

Regulatory changes

Damage to facilities

•	Other Warning Signs

Reduction in sales

Reduction in the gross and operational margins

Increase in cash flow cycles (inventory and accounts receivable turnover ratios)

High retirement rates among partners

Increase in investments and account receivables corresponding to related entities

Structural changes in pertinent markets

Major investment projects

•	Payment Behavior

Payment defaults for 30 days in the Financial System and/or Defaulted Portfolio

Requesting continual renewals

Continuous internal overdrafts

Unpaid balances more than 30 days past due in financial system and/or past-due portfolio

Documents issued with insufficient funds

Scarce movements in current account

Unexplained labor and other violations

Number of defaults in Bank and financial system

2. Customer Risk Rating.

Client merits rating A6 classification or worse,

3. Customer Analysis

Review of business circumstances and changes in the financial situation due to credit line renewals or requests for one-time credits.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Who obtains access to The Watch List

•	Account Executives

•	Risk Managers

•	Approval Committees, as required,

•	Defaulted and Expired Portfolio Committees

•	Asset Rating and Control Manager

•	Business Managers

Who grants access to the Watch List

The Asset Rating and Control Manager

The Asset Rating and Control Management, who grants the access, changes the plans under Watch List and/or excludes the clients from this segment.

The Asset Rating and Control Management Office is the only body that can amend, modify or exclude a client from the Watch List.

How is a client excluded from the Watch List.

Upon request to the committee, which reviews the background and either approves or rejects.

How is the Business Area notified of Committee resolutions.

Through a minute issued by the Asset Rating and Control Management Office.

Normalization Portfolio

The Bank maintains a functional area dealing with loans defined as the Normalization Portfolio. The activities of the area include:

•	Analysis of the status of borrowers to assess chances of recovery;

•	Establishing strategies and action plans to arrive at negotiated payment schedules;

•	Making the decision, based on the compliance with negotiated payment schedules, about whether to transfer customers to court collection;

•	Supervising and monitoring the progress of legal collection; and

•	Establishing mechanisms for the control and monitoring of impaired customers and the transfer of such customers to the function area of Normalization.

On a monthly basis, compliance with the above functional assignments is monitored by the Asset Rating and Control Management Office.

The portfolio itself is reviewed monthly by a Committee composed of the Chief Executive Officer, the Division Manager for Company Credit Risk, the Normalization area manager, the normalization are sub-manager and the Asset Rating and Control Manager.

Financial Derivatives Agreements

We maintain strict controls over our open positions in derivative agreements negotiated directly with counterparties. In all cases, credit risk is limited to the fair value of those agreements that are favorable to us (active position), which represent a small fraction of the notional values of those instruments. This exposure to credit risk is managed as part of client loan limits, in addition to potential exposures due to market fluctuations. In order to mitigate risk, we usually operate with deposit margins of the counterparties.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

Contingent Commitments

We use several instruments that, notwithstanding their exposure to credit risk, are not reflected in the Balance Sheet: personal guaranties, documented letters of credit, guarantees and commitments to grant loans.

Personal guaranties represent an irrevocable payment obligation. In the event that a guaranteed client defaults on obligations to third parties secured by us, it the corresponding payments are made, such that these transactions represent the same exposure to credit risk as a common loan.

Letters of credit are documented bank commitments on behalf of a client, which are guaranteed by assets in transit to which such letter is related, such that letter of credit represents less risk than direct indebtedness. Guaranties are contingent commitments that become effective only if a client defaults on its obligation to execute certain actions, as agreed with third parties.

With respect to our commitments to grant loans, we are potentially exposed to losses in an amount equal to the total unused amount of the commitment. However, the probable amount of losses is less than the total unused amount of the commitment. We monitor the maturity of credit lines because, generally, long term commitments have a higher credit risk than short term commitments.

Financial Instruments

For these types of assets, we measure the probability of an unrecoverable issuer default by using internal and external ratings, such as independent risk rating agencies.

Maximum Exposure to Credit Risk

The following table presents the distribution, by financial asset, of our maximum exposure to credit risk, as of June 30, 2014 and December 31, 2013, for different balance sheet components, including derivatives, and without deducting security interests in personal or real property or other credit improvements.

		Maximum exposure
	Notes	31.12.2013	06.30.2014
		MCh$	MCh$
Loans and receivables to banks	9	217,944	505,480
Loans and receivables to customers	10	12,771,642	14,272,728
Derivative financial instruments	8	376,280	581,755
Investments under agreements to resell	7	201,665	198,415
Financial investments available-for-sale	11	889,087	627,449
Financial investments held-to-maturity	11	237,522	258,069
Other assets	16	293,118	278,469
Total		14,987,258	16,722,365

For further detail of the concentration by financial security type, please refer to the specific Notes referenced above.

For financial assets recognized on the balance sheet, maximum exposure to credit risk represents the balance sheet carrying value after allowance for impairment.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

An analysis of credit risk concentration by industry of loans is as follows:

		12.31.2013			06.30.2014
	Notes	Maximum gross exposure	Maximum net exposure (1)%		Maximum gross exposure	Maximum net exposure	%
		MCh$	MCh$		MCh$	MCh$
Manufacturing		831,804	823,633	8.96%	1,049,997	1,029,068	10.06%
Mining		786,261	778,537	8.47%	487,283	477,572	4.67%
Electricity, gas and water		497,619	492,729	5.36%	889,744	872,010	8.52%
Agriculture and livestock		302,914	299,938	3.26%	343,896	337,041	3.29%
Forestry and wood extraction		32,525	32,205	0.35%	51,588	50,559	0.49%
Fishing		1,212	1,200	0.01%	6,213	6,089	0.06%
Transport		362,074	358,516	3.90%	330,575	323,987	3.17%
Communications		115,094	113,963	1.24%	125,197	122,702	1.20%
Construction		1,111,889	1,100,965	11.97%	1,133,928	1,111,327	10.86%
Commerce		1,469,127	1,454,694	15.82%	1,768,846	1,841,407	16.94%
Services		3,676,693	3,640,575	39.60%	4,030,209	3,949,881	38.59%
Others		98,244	97,147	1.06%	224,909	220,426	2.15%

Subtotal Commercial Loans	10	9,285,456	9,194,102	100%	10,442,385	10,342,069	100%
Consumer Loans	10	1,623,249	1,595,532		1,799,301	1,760,875
Mortgage Loans	10	1,988,976	1,982,008		2,178,287	2,169,784

Total		12,897,681	12,771,642		14,419,973	14,272,728

(1)	Net of allowances

Collateral

For purposes of credit risk mitigation, we hold collateral in our favor. The main collateral provided by customers is included below:

For loans to companies, the main collateral is: Machinery or equipment, Site-specific real estate development projects, and Sites or Urban Real Estate.

For loans to individuals, the main collateral is: Houses, Apartments and Automobiles.

Credit quality by financial asset class

With regard to the quality of credits, these are described consistent with the standards issued by the Superintendency for Banks and Financial Institutions. A detail by credit quality is summarized as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

December 31, 2013

	Individual Portfolio										Group Portfolio
	Normal Portfolio						Impaired Portfolio				Normal Portfolio	Impaired Portfolio
	A1 MCh$	A2 MCh$	A3 MCh$	A4 MCh$	A5 MCh$	A6 MCh$	B1 MCh$	B2 MCh$	Impaired MCh$	Total MCh$	MCh$	MCh$	Total MCh$	General Total MCh$	Note
Loans and receivables from banks	140,017	30,469	47,595	—	—	—	—	—	—	218,081	—	—	—	218,081	9
Loans and receivable from customers	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Commercial loans:	—	—	—	—	—	—	—	—	—	—	—	—	—	—
General Commercial loans	190,904	1,309,328	2,544,546	2,158,738	613,593	39,635	188,112	32,088	197,290	7,274,234	370,663	44,530	415,193	7,689,427
Foreign Trade loans	14,671	141,600	159,657	63,862	21,765	—	12,900	2,737	31,505	448,697	10,050	327	10,377	459,074
Lines of credit and overdrafts	1	1,592	4,833	7,530	1,629	154	201	33	566	16,539	10,952	444	11,396	27,935
Factored receivables	—	1,501	32,596	31,539	1,160	—	718	—	172	67,686	7,588	110	7,698	75,384
Leasing contracts	1,031	11,664	146,350	339,226	139,767	8,497	29,465	3,752	31,979	711,731	94,132	6,019	100,151	811,882
Other outstanding loans	1	277	2,692	4,660	1,594	49	205	46	949	10,473	210,801	480	211,281	221,754

Subtotal Commercial loans	206,608	1,465,962	2,890,674	2,605,555	779,508	48,335	231,601	38,656	262,461	8,529,360	704,186	51,910	756,096	9,285,456	10
Consumer loans	—	—	—	—	—	—	—	—	—	—	1,579,321	43,928	1,623,249	1,623,249	10
Mortgage loans	—	—	—	—	—	—	—	—	—	—	1,954,173	34,803	1,988,976	1,988,976	10

Total loans and receivable to customers	206,608	1,465,962	2,890,674	2,605,555	779,508	48,335	231,601	38,656	262,461	8,529,360	4,237,680	130,641	4,368,321	12,897,681

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

June 30, 2014

	Individual Portfolio										Group Portfolio
	Normal Portfolio										Normal Portfolio	Impaired Portfolio
	A1 MCh$	A2 MCh$	A3 MCh$	A4 MCh$	A5 MCh$	A6 MCh$	B1 MCh$	B2 MCh$	Impaired MCh$	Total MCh$	MCh$	MCh$	Total MCh$	General Total MCh$	Note
Loans and receivables from banks	399,000	51,851	54,801	—	—	—	—	—	—	505,652	—	—	—	505,652	9
Loans and receivable from customers
Commercial loans:
General Commercial loans	—	606,460	1,967,467	2,957,094	1,976,007	203,024	117,093	53,160	193,038	8,073,343	379,877	45,480	425,357	8,498,700
Foreign Trade loans	—	7,658	224,033	186,976	85,326	11,209	26,829	1,401	23,966	567,398	8,817	241	9,058	576,456
Lines of credit and overdrafts	—	5	24,514	19,985	7,733	726	467	111	1,016	54,557	12,956	1,114	14,070	68,627
Factored receivables	—	0	3,143	25,809	22,764	1,452	37	0	188	53,393	4,306	75	4,381	57,774
Leasing contracts	—	7,285	93,342	350,233	278,176	31,678	24,468	14,433	25,733	825,348	94,776	5,227	100,003	925,351
Other outstanding loans	—	169	2,616	4,963	3,011	155	311	39	325	11,589	303,440	448	303,888	315,477
Subtotal Commercial loans	—	621,577	2,315,115	3,545,060	2,373,017	248,244	169,205	69,144	244,266	9,585,628	804,172	52,585	856,757	10,442,385	10
Consumer loans	—	—	—	—	—	—	—	—	—	—	1,751,437	47,864	1,799,301	1,799,301	10
Mortgage loans	—	—	—	—	—	—	—	—	—	—	2,143,003	35,284	2,178,287	2,178,287	10

Total loans and receivable to customers	—	621,577	2,315,115	3,545,060	2,373,017	248,244	169,205	69,144	244,266	9,585,628	4,698,612	135,733	4,834,345	14,419,973
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

The overdue analysis by financial asset class is as follows:

	December 31, 2013
	1-29 days	30-89 days	90 days or more	Total
	MCh$	MCh$	MCh$	MCh$
Loans and receivables to banks	—	—	—	—
Loans and receivables to customers:
Commercial loans	50,380	14,200	52,036	116,616
Mortgage loans	1,493	1,108	4,614	7,215
Consumer loans	26,007	7,449	7,441	40,897
Financial investments	—	—	—	—

Total	77,880	22,757	64,091	164,728

	June 30, 2014
	1-29 days	30-89 days	90 days or more	Total
	MCh$	MCh$	MCh$	MCh$
Loans and receivables to banks	—	—	—	—
Loans and receivables to customers:
Commercial loans	78,577	30,249	53,094	161,920
Mortgage loans	5,830	3,329	7,435	16,594
Consumer loans	3,577	2,420	2,564	8,561
Financial investments	—	—	—	—

Total	87,984	35,998	63,093	187,075

The fair value of the collateral of overdue but not impaired loans was MCh$746,909 as of and MCh$445,889 as of December 31, 2013 and June 30, 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The following tables details assets and liabilities by currency as of June 30, 2014 and December 31, 2013:

As of December 31, 2013	Notes	US$	Euro	Yen	Sterling pound	Colombian pesos	Other currencies	UF	Pesos	TC	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from bank	5	172,340	3,625	98	67	595,663	390	—	138,905	—	911,088
Cash in the process of collection	5	30,380	1,529	—	2,214	727	167	—	77,738	—	112,755
Trading portfolio financial assets	6	—	—	—	3	390,706	—	9,310	31,664	—	431,683
Investments under agreements to resell	7	—	—	—	—	190,005	—	772	10,888	—	201,665
Derivative financial instruments	8	191,371	—	—	—	36,507	—	—	148,402	—	376,280
Loans and receivables from banks	9	63,716	—	—	—	14,223	—	—	140,005	—	217,944
Loans and receivables from customers	10	1,205,734	4,039	—	240	4,985,764	—	3,676,190	2,885,446	14,229	12,771,642
Financial investments available-for-sale	11	74,381	—	—	—	255,782	—	201,724	349,001	8,199	889,087
Held to maturity investments	11	10,563	—	—	—	218,327	—	8,632	—	—	237,522
Investments in other companies	12	—	—	—	—	10,994	—	—	4,471	—	15,465
Intangible assets	13	118	—	—	—	355,572	—	—	481,232	—	836,922
Property, plant and equipment	14	1,140	—	—	—	60,792	—	—	36,310	—	98,242
Current taxes	15	—	—	—	—	—	—	—	—	—	—
Deferred income taxes	15	787	—	—	—	52,005	—	—	36,426	—	89,218
Other Assets	16	54,652	—	—	—	44,413	—	8	194,045	—	293,118

Total Assets		1,805,182	9,193	98	2,524	7,211,480	557	3,896,636	4,534,533	22,428	17,482,631

Current accounts and demand deposits	17	91,314	1,272	—	1	2,492,576	11	11,602	854,607	—	3,451,383
Cash in the process of collection	5	11,434	1,371	—	54	698	57	—	43,738	—	57,352
Obligations under repurchase agreements	7	10,899	—	—	—	256,455	—	—	75,091	—	342,445
Time deposits and saving accounts	17	626,742	267	—	—	2,537,342	—	377,280	3,796,071	1	7,337,703
Derivative financial instruments	8	137,037	—	—	—	19,922	—	32	124,592	—	281,583
Borrowings from financial institutions	18	836,699	3,326	—	240	433,857	—	—	-282	—	1,273,840
Debt issued	19	382,466	—	—	—	347,909	—	1,637,283	46,899	—	2,414,557
Other financial obligations	19	—	—	—	—	1,122	—	6,224	8,840	621	16,807
Current income tax provision	15	715	—	—	—	17,695	—	—	26,748	—	45,158
Deferred income taxes	15	104	—	—	—	82,916	—	—	96,447	—	179,467
Provisions	20	3,424	—	—	—	67,386	—	—	94,122	—	164,932
Other Liabilities	21	92,877	2,766	98	2,226	59,544	351	914	26,731	—	185,507

Total Liabilities		2,193,711	9,002	98	2,521	6,317,422	419	2,033,335	5,193,604	622	15,750,734

Net Assets (liabilities)		(388,529)	191	—	3	894,058	138	1,863,301	(659,071)	21,806	1,731,897
Contingent loans	22	1,318,986	12,127	78	—	1,012,045	—	158,588	250,105	—	2,751,929
Net asset (liability) position		930,457	12,318	78	3	1,906,103	138	2,021,889	-408,966	21,806	4,483,826

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

As of June 30, 2014	Notes	US$	Euro	Yen	Sterling pound	Colombian pesos	Other currencies	UF	Pesos	TC	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from bank	5	281,979	2,102	769	45	596,501	186	—	124,893	—	1,006,475
Cash in the process of collection	5	200,063	3,760	—	815	3,467	111	—	148,528	—	356,744
Trading portfolio financial assets	6	11,070	—	—	—	427,707	—	13,055	45,534	—	497,366
Investments under agreements to resell	7	—	—	—	—	183,537	—	530	14,348	—	198,415
Derivative financial instruments	8	249,884	—	—	—	77,400	—	—	254,471	—	581,755
Loans and receivables from banks	9	66,972	—	—	—	39,520	—	—	398,988	—	505,480
Loans and receivables from customers	10	1,665,960	1,526	—	—	5,733,476	—	3,795,017	3,064,913	11,836	14,272,728
Financial investments available-for-sale	11	26,976	—	—	—	208,984	—	97,462	285,358	8,669	627,449
Held to maturity investments	11	22,140	—	—	—	227,935	—	7,994	—	—	258,069
Investments in other companies	12	—	—	—	—	7,761	—	—	8,409	—	16,170
Intangible assets	13	110	—	—	—	376,578	—	—	510,957	—	887,645
Property, plant and equipment	14	1,377	—	—	—	61,382	—	—	37,607	—	100,366
Current taxes	15	—	—	—	—	—	—	—	—	—	—
Deferred income taxes	15	2,082	—	—	—	54,617	—	—	31,703	—	88,402
Other Assets	16	86,052	1,348	—	—	71,474	—	4	118,259	1,332	278,469

Total Assets		2,614,665	8,736	769	860	8,070,339	297	3,914,062	5,043,968	21,837	19,675,533

Current accounts and demand deposits	17	179,252	1,724	—	17	2,983,743	17	8,790	997,337	—	4,170,880
Cash in the process of collection	5	55,157	2,922	26,889	399	1,473	119	—	241,738	—	328,697
Obligations under repurchase agreements	7	144	—	—	—	268,942	—	—	27,294	—	296,380
Time deposits and saving accounts	17	894,782	1,226	—	—	2,504,196	—	422,540	4,074,490	1	7,897,235
Derivative financial instruments	8	195,207	—	—	—	26,908	—	1,213	230,758	—	454,086
Borrowings from financial institutions	18	866,101	826	—	—	631,610	—	—	(64)	—	1,498,473
Debt issued	19	402,154	—	—	—	471,653	—	1,656,137	120,937	—	2,650,881
Other financial obligations	19	—	—	—	—	1,594	—	5,357	7,846	423	15,220
Current income tax provision	15	—	—	—	—	—	—	—	8,485	—	8,485
Deferred income taxes	15	177	—	—	—	96,441	—	—	96,326	—	192,944
Provisions	20	4,422	—	—	—	57,498	—	—	83,615	—	145,535
Other Liabilities	21	2,906	1	—	—	83,448	—	678	31,536	—	118,569

Total Liabilities		2,600,302	6,699	26,889	416	7,127,506	136	2,094,715	5,920,298	424	17,777,385

Net Assets (liabilities)		14,363	2,037	(26,120)	444	942,833	161	1,819,347	(876,330)	21,413	1,898,148
Contingent loans	22	492,965	16,960	2,887	—	1,064,516	—	—	1,276,558	—	2,853,886
Net asset (liability) position		507,328	18,997	-23,233	444	2,007,349	161	1,819,347	400,228	21,413	4,752,034

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

1. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT FINANCIAL RISK

A. Definition and Principles of Financial Risk Management

1. Market Risk

1. Definition

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This exposure stems from both the trading book, where positions are valued at fair value, and the banking book, which is at amortized cost. The different valuation methodologies require the use of diverse tools to measure and control the impact on either the value of the Bank’s positions or its financial margin.

Decisions as to how to manage these risks are reviewed by committees, the most important of which is the Asset-Liability Committee (ALCO).

Each of the activities are measured, analyzed and reported on a daily basis using different metrics to ascertain their risk profiles.

(1) Risk Factors

(a) Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions.

The main sources of foreign exchange risk are:

•	Positions in foreign currency (FX) within the trading book.

•	Currency mismatches between assets and liabilities in the banking book.

•	Cash flow mismatches in different currencies.

•	Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the bank’s income statement and equity. This effect is known as “translation risk”.

(b) Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. UF, UVR or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the balance sheet may be denominated.

(c) Interest Rate Risk

Interest rate risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of trading instruments and the net interest margin and other gains from the banking book such as fees. Likewise, fluctuations in interest rates can affect the underlying value of the Bank’s assets and liabilities and of derivative instruments that are recorded off balance sheet at fair value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin and equity.

Movements in interest rates can be explained by at least the following risk factors:

•	Systemic risk

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

•	Funding liquidity risk

•	Credit risk

•	Specific risk

i. Prepayment or Call Risk

This risk arises from the possible prepayment (partial or full) of any transaction before its contractual maturity, generating the need to reinvest the freed cash flows at a different rate than that of the prepaid transaction.

ii. Underwriting Risk

This risk arises as a result of the Bank underwriting a placement of bonds or other debt instruments, taking on the risk of coming to own the portion of the issuance that could not be placed among potential interested parties.

(d) Correlation Risk

Correlation risk is the exposure to changes in estimated correlations between the relative value of two or more assets, or a difference between the effective and estimated correlation over the life of the transaction.

(e) Market Liquidity Risk

Market liquidity risk is the exposure to losses as a result of the potential impact on transaction prices or costs in the sale or closure of a position. This risk is related to the particular market’s degree of depth.

(f) Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as the exposure to changes in the perceived volatility of these factors.

2. Management Principles

The following principles govern the market risk management efforts of CorpBanca and its subsidiaries:

•	Business and trades are conducted in line with established policies, pre-approved limits, guidelines, procedure controls and clearly defined delegation of decision-making authority, in compliance with applicable laws and regulations.

•	The Bank’s organizational structure must ensure effective segregation of duties so that trading, monitoring, accounting and risk measurement and management are performed and reported independently using a dual-control system.

•	Trading of new products and participation in new markets can only take place if:

•	The product has been approved by the Bank’s New Product Committee.

•	A full assessment has been conducted to determine if the activity falls within the bank’s general risk tolerance and specific commercial objectives.

•	Proper controls and limits have been set for that activity.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

•	The limits, terms and conditions stipulated in the authorizations are monitored on a daily basis and any excesses are reported no later than the following day.

•	Trading positions are valued each day at fair value in accordance with the Valuation Policy.

•	All trades must be executed at current market rates.

2. Funding Liquidity Risk

a) Definition

Funding liquidity risk is the exposure of the Bank and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•	the liquidation of positions, when it so decides, to occur without significant losses.

•	the commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.

•	the Bank to avoid fines or regulatory sanctions for not complying with regulations.

b) Management Principles

The principles used to manage funding liquidity risk include:

•	Balancing strategic liquidity objectives with corporate profitability objectives, designing and implementing investment and financing strategies to compete with our key competitors.

•	Designing policies, limits and procedures in accordance with banking regulations, internal rules and CorpBanca’s strategic business objectives.

•	Establishing a robust framework for managing liquidity risk that guarantees that the entity will maintain sufficient liquidity, including a cushion of high-quality, unencumbered liquid assets that can be used to contend with a series of stress-generating events, including those that bring about losses or weaken sources of secured and unsecured financing.

•	Clearly establishing liquidity risk tolerance appropriate for its business strategy and its size within the financial system.

•

The Bank has a financing strategy that promotes effective diversification of funding sources and maturities. It maintains a continuous presence in the funding market with correspondent banks and select customers, maintaining close relationships and promoting diversification of funding sources. It also keeps appropriate

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

lines of financing available, ensuring its ability to obtain liquid resources quickly. The Bank has identified the main factors of vulnerability that affect its ability to secure funds and monitors the validity of the assumptions behind estimates for obtaining funding.

a)	CorpBanca actively manages its intraday liquidity positions and risks in order to punctually meet its payment and liquidation obligations both under normal circumstances as well as situations of stress, contributing to the smooth operations of the payment and settlement systems.

3. Counterparty Risk

Credit default risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing limits on the concentration of this risk in any one individual debtor, debtor group, product, industry segment or country. Such risks are continuously monitored and the limits by debtor, debtor group, product, industry and country are reviewed at least once per year and approved by the respective committee.

Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

Furthermore, the Bank has strict controls for derivative contracts negotiated directly with its counterparties. This exposure is managed using limits per customer based on a risk methodology equivalent to credit risk exposure. Lastly, the values of derivatives are adjusted to reflect the expected loss from the counterparty.

B. Corporate Governance Structure and Committees

CorpBanca has established a sound organizational structure for monitoring, controlling and managing market risks, based on the following principles:

•	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.

•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.

•	Senior management establishes the guidelines for risk appetite, and

•	is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

In order to guarantee the flexibility of management efforts and communication of risk levels to upper management, a network of committees has been established, detailed as follows:

•	Daily Committee: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

•	Market and Proprietary Trading Committee: Meets weekly to analyze management of positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

•	Financial Management Committee: Meets biweekly to analyze management of structural interest rate and indexation risk in the banking book.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

•	Liquidity Management Committee: Meets biweekly to analyze management of funding liquidity risk.

•	Asset-Liability Committee (ALCO): Meets biweekly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

•	Board of Directors The board of directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

The Divisions in charge of managing market and funding liquidity risk are:

The Treasury Division is responsible for managing market risk. Its primary objective is to generate or conduct business with customers while its secondary function is to carry out proprietary trading.

The Finance and International Division is responsible for managing all structural risks in the markets in which it operates through the Financial Management and Liquidity Management Areas in order to provide greater stability to the financial margin and ensure suitable levels of solvency and liquidity.

As with the structure for financial risk at a corporate level, each local financial risk unit arranges its functions based on the specific characteristics of the business, operations, legal requirements or other relevant aspects.

In order to guarantee adherence to corporate policies and proper local execution, the corporate financial risk area and local units have the following roles and functions:

Corporate Financial Risk Area:

•	To design, propose and document risk policies and criteria, corporate limits and decision making and control processes.

•	To generate management schemes, systems and tools, overseeing and supporting implementation so that they function effectively.

•	To know, assimilate and adapt internal and external best practices.

•	To drive commercial activity to attain risk-weighted results.

•	To consolidate, analyze and control financial risk incurred by all perimeter units.

Local Financial Risk Units:

•	To measure, analyze and control the risks under their responsibility.

•	To adapt and embrace corporate policies and procedures through local approval.

•	To define and document local policies and lead local projects.

•	To apply policies and decision-making systems to each market.

•	To adapt the organization and management schemes to corporate frameworks and rules.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

C. Monitoring and Controlling Financial Risk

1. Market Risk

(a) Management Tools

(1) Internal Monitoring

(a) Limits and Warning Levels

(i) Trading Book

The trading book consists of financial instruments that are allocated to diverse portfolios based on their strategy. The market risk of these instruments stems mainly from being recorded at fair value. As a result, changes in market conditions can directly impact their value. The following sections describe the monitoring and control structure for market risk in the trading book used during 2014.

(a) Value at Risk (VaR)

The Value at Risk (VaR) methodology is the main tool for controlling market risk in the trading book. Its appeal lies in its providing a statistical measurement of the maximum expected loss at a certain defined level of confidence, consolidating the risk exposures with the observed distribution of market factors.

CorpBanca global limits assigned according to the activities in different markets. Additionally, to complement these overall limits, sub limits of VaR, which are defined in terms of variables such as market volatility, volume, liquidity and return on capital are defined.

The following table presents the use of VaR during 2014 for the Bank and its Chilean and foreign subsidiaries.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

VaR Statistics for Bank and Subsidiaries

(MMCh$)

VaR with 99% confidence level

		2014
		Minimum	Average	Maximum	Last	2013
CORPBANCA CHILE	VaR Total	1270.02	2061.93	2763.36	1405.72	1465.56
	Diversification Effect	(446.18)	(116.78)	(13.77)	(423.63)	(50.96)
	Interest Rate VaR	1157.48	2058.89	2759.58	1228.62	45.65
	Equity-Income VaR	—	—	—	—	—
	Currency VaR	33.23	119.83	600.73	600.73	1470.87

CONSOLIDATED COLOMBIA	VaR Total	160.85	327.86	594.88	309.26	256.20
(Corpbanca Colombia)	Diversification Effect	(234.18)	(39.88)	92.58	(138.00)	(13.85)
	Interest Rate VaR	149.59	313.67	586.30	287.62	329.88
	Equity-Income VaR	0.00	0.00	0.00	0.00	—
	Currency VaR	0.96	54.08	247.98	159.64	11.00

CORREDORA DE BOLSA	VaR Total	28.32	45.91	87.42	44.39	62.74
	Diversification Effect	(83.39)	(47.74)	(14.84)	(44.44)	(195.23)
	Interest Rate VaR	12.27	40.47	92.02	45.05	51.65
	Equity-Income VaR	6.55	27.29	56.11	11.68	41.61
	Currency VaR	0.72	25.90	43.32	32.11	39.23

CORPBANCA NEW YORK	VaR Total	12.25	12.78	13.33	12.78	11.93
	Diversification Effect	—	—	—	—	—
	Interest Rate VaR	12.25	12.78	13.33	12.78	11.93
	Equity-Income VaR	—	—	—	—	—
	Currency VaR	—	—	—	—	—

TABLE 1: VAR CONSUMPTION FOR THE BANK AND ITS SUBSIDIARIES

The following tables show the daily evolution of the VaR during 2014 for the Bank and its subsidiary in Colombia.

TABLE 2: VAR TRENDS IN CHILE AND COLOMBIA IN 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

(i) VaR Backtesting

VaR backtesting is carried out at a local and corporate level by the different financial risk units. The backtesting methodology is applied consistently to all of the Bank’s portfolios. These exercises consist of comparing the estimated VaR measurements at a determined level of confidence and time horizon against the real results of losses obtained during the same time horizon. The methodology used compares the results obtained without considering the intraday results or changes in positions within the portfolio. This method corroborates the individual models’ ability to value and measure the risks from the different positions.

The following table shows trends in P&L and VaR for Chile and Colombia.

Backtesting Trends for Chile in 2013

TABLE 3: BACKTESTING TRENDS FOR CHILE IN 2013

The graph presented above shows VaR movements with data from 300 entries and the Bank’s results in Chile. As can be appreciated, in this period there was 12 exception over the daily VaR. The Frequency Test or Kupiec Test of located made to the model, to validated the method VaR, within the green area of the permanence, indicating that the model adopts or validates the Test.

(b) Interest Rate and Currency Sensitivity

Measuring interest rate and currency sensitivity is one of the main tools for monitoring market risk in the trading book, enabling the Bank to break down, understand and report on the directional positions to which it is exposed.

Interest rate and currency sensitivity is monitored on a daily basis and is limited by the VaR limits established for each portfolio.

Our disclosure about currency risk takes into account our base currency (functional currency), the Chilean peso, and our exposure to other currencies. These exposures are monitored through the net balance positions plus derivative positions. Limits on the position in each currency are monitored and controlled by the Market Risk Unit. Investors should view these limits as the maximum exposure to currency risk that the bank is willing to incur.

Exchange rate risk is controlled using notional limits, giving fluidity to currency products with customers and simultaneously limiting trading positions. The following table shows the current notional limits as well as closing positions and statistics for 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

	June 2014				Consumption Statistics 2014
Exchange Rate	Limit [USD]	Position [USD]	VaR 95% [CLP]	VaR Inc 95% [CLP]	Minimum [USD]	Average [USD]	Maximum [USD]
USD/CLP	55.000.000	35.523.205	143.334.975	48.024.910	-25.438.721	8.934.821	48.922.929
EUR/USD	20.000.000	-10.010.582	36.384.000	319.382	-17.954.871	-3.959.332	1.961.103
JPY/USD	10.000.000	-7.272.491	40.258.523	-11.721.077	-7.715.228	-1.823.916	7.451.707
GBP/USD	10.000.000	25.651	87.191	-10.407	-1.128.277	51.653	381.906
CAD/USD	5.000.000	-16.877	56.839	16.018	-266.490	22.042	114.667
AUD/USD	5.000.000	87.632	508.968	-69.148	-2.829	35.258	97.692
MXN/USD	5.000.000	27.435	150.724	-157.952	-4.567.117	106.823	2.184.759
PEN/USD	5.000.000	—	—	—	—	—	—
BRL/USD	5.000.000	14.032	98.536	-102.866	-2.025.591	-15.987	2.916.988
COP/USD	5.000.000	-1.710	5.706	6.515	-1.069.418	-8.600	2.131
NOK/USD	200.000	19.733	113.047	-91.355	9.376	17.729	22.089
DKK/USD	200.000	21.299	76.378	-280	21.226	28.962	29.862
SEK/USD	200.000	10.614	60.445	-48.111	-55.763	8.233	23.979
CHF/USD	200.000	98.067	490.321	201.626	69.198	108.787	218.499
WON/USD	200.000	—	—	—	—	—	—
CNY/USD	200.000	1.612	1.496	-24	1.604	5.319	20.813

TABLE 4: CURRENT LIMITS AND CONSUMPTION OF CURRENCY POSITIONS FOR 2014

The following tables show the trends in the most important currency positions managed in Chile, which are the U.S. dollar (USD) and the euro (EUR).

TABLE 5: EVOLUTION OF USD/CLP POSITION FOR 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

TABLE 6: EVOLUTION OF EUR/USD POSITION FOR 2014

The limit for Colombia uses an overall position for all currencies, which cannot exceed US$ 30 million (notional). The table below shows the aggregate position for Colombia.

TABLE 7: EVOLUTION OF USD/CLP POSITION FOR 2014 BANCO CORPBANCA COLOMBIA

(c) Sensitivity to Volatility

While the options portfolio is included in the VaR calculation described in the section above, the Bank also controls the risks associated with the currency options portfolio with additional limits, which promote the product as a customer necessity, more than as trading positions.

•	Gamma Risk Limit or Effect of Convexity of Options

•	Vega Risk Limit or Effect of Variability of Area of Implied Market Volatility

The following graphs show the use of limits as of year-end 2014 and trends in their use.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Consumption of Gamma and Vega Risk

	June 2014
Index	Limit [MM$]	Consumption
Gamma Risk	50	10
Vega Risk	300	75

TABLE 8: CONSUMPTION OF GAMMA AND VEGA RISK 2014

TABLE 9: TRENDS IN GAMMA RISK 2014

TABLE 10: TRENDS IN VEGA RISK 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The following tables show the evolution of the Gamma and Vega risk for Colombia.

Consumption of Gamma and Vega Risk

	June 2014
Index	Limit [MM$]	Consumption [MM$]
Gamma Risk	237	0
Vega Risk	98	2

TABLE 11: CONSUMPTION OF GAMMA AND VEGA RISK (COLOMBIA)

TABLE 12: TRENDS IN VEGA RISK (COLOMBIA)

TABLE 13: TRENDS IN GAMMA RISK (COLOMBIA)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

(ii) Banking Book

The banking book consists primarily of:

Assets

•	Cash

•	Commercial, mortgage and consumer loans from the commercial areas.

•	Fixed-income instruments classified as available for sale or held to maturity.

Liabilities

•	Demand deposits

•	Time deposits

•	Senior and subordinated bonds

•	Derivative instruments that qualify for hedge accounting: Derivatives that, meeting certain requirements, are given an accounting treatment different than those derivatives recorded in the trading book, the objective of which is to manage risks in the banking book.

The banking book’s main risks and the tools used to monitor, control and manage these risks are described below.

(a) PV(90)

We use a sensitivity for available-for-sale portfolios, for evaluating the change in portfolio’s market value. This tool is complementary to VaR, like a form to measure portfolio’s sensitivity independent of volatility level. We assume 90 basis points in the available-for-sale portfolio, within a limit of 5% of regulatory capital.

The following graph shows the evolution of the index compared with its limit for Chile.

TABLE 14: EVOLUTION DV90 OF AVAILABLE-FOR-SALE PORTFOLIO DURING 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The same limit applies to the available-for-sale portfolio in Colombia. The following graph shows the evolution of the index compared with its limit for Colombia (3.5% of regulatory capital). This limit was modify in April 2014.

TABLE 15: EVOLUTION DV90 OF AVAILABLE-FOR-SALE PORTFOLIO DURING 2014

(b) Sensitivity to Indexation

CorpBanca’s balance sheet presents a mismatch between inflation-indexed assets and liabilities. The Chilean market has more indexed assets than liabilities, which explains why the Bank has a mismatch of inflation-indexed assets. This is due to the existence of medium and long-term indexed assets that are financed with liabilities in Chilean pesos.

Hedge accounting is used as an effective and relatively low-cost tool to manage this risk.

The following table shows the size of the mismatch as of June-end 2014 and the mismatch statistics during the year.

	Statistics 2014
	June 30, 2014 [MCh$]	Minimum [MCh$]	Average [MCh$]	Maximum [MCh$]
Total Mismatch	916,030	860,670	1,019,174	1,155,321
Balance Sheet Mismatch	1,605,444	1,575,736	1,677,868	1,770,066
Derivative Mismatch	(697,539)	(745,529)	(666,540)	(553,770)
Investment Mismatch	8,125	—	7,846	8,693

TABLE 16: INFLATION MISMATCH AS OF YEAR-END 2013 AND STATISTICS FOR THE YEAR

The following figure shows the evolution of this mismatch during 2014, and the relative ease with which the Bank to manage this risk. During the course of the 2014 exhibition held at moderate levels.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

TABLE 17: EVOLUTION OF INFLATION MISMATCH DURING 2013

(c) Sensitivity of Financial Margin and Economic Capital

The Annual Income Sensitivity (AIS) index measures the sensitivity of the interest margin to 100 bps variations in the repricing rate for assets and liabilities during the next 12 months. The established limits are much lower than the Bank’s annual net income. During 2014, the sensitivity risk in the interest margin in Chile has remained low with a positive sensitivity to drops in interest rates.

The Market Value Sensitivity (MVS) index measures the sensitivity of the economic value (fair value) of the banking book in the event of a 100 bps increase in the valuation rates of assets and liabilities.

The tables below show the evolution of sensitivity indicators for interest margins and economic capital for Chile and Colombia.

TABLE 18: EVOLUTION MVS AND AIS CHILE 2013

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

TABLE 19: EVOLUTION MVS AND AIS COLOMBIA 2013

(d) Structural Exchange Rate Risk

Structural exchange rate risk arises from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the net income and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges.

The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. At the end of June 2014, greater ongoing exposure was concentrated in Colombian pesos (approximately US$ 1.2 billion). The Bank hedges part of these positions on a permanent basis using currency derivatives.

(b) Stress Tests

We use a set of multiple scenarios to carry out a stress test of our assets and liabilities that aim to analyze the impact of extreme market conditions and to adopt policies and procedures in an effort to protect our capital and results against such contingencies. We apply this tool to measure interest rate risk relating to our trading and available-for-sale fixed rate portfolios, as well as exchange rate risk relating to our exposure to foreign currencies, and inflation risk relating to our gap in inflation indexed assets and liabilities.

We use historically correlated and non-correlated, hypothetical and prospective scenarios as possible sets of market conditions to analyze our portfolios under stress conditions.

i) Trading Book

In addition, market stress tests can be performed to test trading book positions under diverse extreme scenarios in order to estimate the losses they would generate.

The results of the market stress tests on the trading book are reported periodically to the ALCO and the Board of Directors.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Stress tests conducted during 2014 indicated that none of the critical scenarios considered would affect the Bank’s solvency.

The list below enumerates some of the linear and historical sensitivity scenarios analyzed.

Scenario	Description
1	Parallel shift of +50 bps
2	Parallel shift of +75 bps
3	Parallel shift of +100 bps
4	Steepening of 0 to 100 bps in 5 years
5	Twist of 25 bps pivoting in 5 years
6	Shock to inflation compensation of +200 bps
7	Shock to inflation compensation of -70 bps
8	Shock of +80 bps to Libor-Camara curve
9	Fall of Lehman Brothers (September 2008)
10	Recomposition of AFP portfolios (March 2009)

TABLE 20: TRADING BOOK

ii) Banking Book

Market stress tests are also performed to test the banking book under diverse extreme scenarios in order to estimate the potential losses they would generate on both the interest margin and on capital.

The results of the market stress tests on the banking book are disclosed periodically to the ALCO and the Board of Directors.

Escenario	Descripción
1	Movimiento paralelo de 100 bps, +50 bps Compensación Inflacionaria
2	Movimiento paralelo de 200 bps, +100 bps Compensación Inflacionaria
3	Movimiento paralelo de 300 bps, +150 bps Compensación Inflacionaria
4	Ramp de 0 a 100 bps en 1 año, +50 bps Compensación Inflacionaria
5	Ramp inverso de 0 a 100 bps en 1 año, -200 bps Compensación Inflacionaria
6	+3 Desviaciones estándar, +50 bps Compensación Inflacionaria
7	+6 Desviaciones estándar, +150 bps Compensación Inflacionaria
8	Shock compensación inflacionaria +200 bps
9	Recesión Global, D Compensación Inflacionaria: -200bps
10	Recuperación Global, D Compensación Inflacionaria: +200bps

TABLE 21: BANKING BOOK

(c) Methodologies

(i) Trading Book

(a) Value at Risk - VaR

For the calculation of VaR, the non-parametric method of historical simulation is used, which consists of using a historical series of prices and the position at risk from the trading book.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

A time series of simulated prices and yields is constructed with the assumption that the portfolio was conserved for the period of time of the historical series. The VaR tries to quantify a threshold of expected losses, which should only occur a certain percentage of times based on the level of confidence used in the calculation.

(b) Rate Sensitivity

Sources of rate risk include forwards, swaps and options. Rate sensitivity is calculated and reported by portfolio, by relevant discount curve and by maturity.

The present value of the portfolio is stressed by 1 bp. In other words, the present value is calculated by increasing the respective discount rate by 1 bp. The sensitivity of options is calculated using the theta value.

The variation in the present value of the portfolio corresponds to its sensitivity at a variation of one basis point (bp).

DV01im = PV’im – PV

•	DV01 : Sensitivity to 1 bp variation in rate i at band m.

•	PV : Present value of portfolio’s cash flows.

•	PV’im : Present value of portfolio’s cash flows with shock of 1 bp in rate i at time band m.

•	Pim : Net position in CLP at time band i, currency m.

•	rim : Representative rate of currency m, time band i.

•	Ti : Representative maturity of time band i.

(c) Currency Sensitivities

Sources of exchange rate risk come from both balance sheet and off-balance sheet positions such as derivatives.

Currency or position sensitivity corresponds to the market valuation of each cash flow in the currency of origin. That is, the cash flows in foreign currency expressed at present value.

Pm = (PV’m – PVm)

•	PV : Present value of portfolio’s cash flows.

•	PV’m : Present value of portfolio’s cash flows with shock of 1 unit in exchange rate of currency m with respect to USD.

(ii) Banking Book

(a) Sensitivity to Indexation

Sources of indexation risk come from both balance sheet and off-balance sheet positions such as derivatives that, as a result of a change in indexation units (UF, UVR or others), impact the Bank’s net income.

As with currency sensitivity, indexation sensitivity is the market valuation of each indexed cash flow. That is, the cash flows in indexation units expressed at present value.

Pm = (PV’m – PVm)

•	PV : Present value of portfolio’s cash flows.

•	PV’m : Present value of portfolio’s cash flows with shock of 1 unit in indexation unit.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

(b) Sensitivity of Financial Margin

This measures the impact caused by a movement of 100 bp, over a twelve-month horizon, in the Bank’s financial margin (interest earned less interest paid).

The information required to calculate the index is obtained from the regulatory cash flows of the market risk data from the balance sheet book (regulatory report C40) only considering the time bands up to 1Y included.

•	AIS :Annual Income Sensitivity.

•	Pim : Net position in CLP in respective time band.

•	Δr : Variation of 100 bp.

•	Ti : Representative maturity of time band i.

(c) Sensitivity of Economic Capital

This measures the sensitivity of the market value of the cash flows associated with assets and liabilities in the event of a parallel change of 100 bp in the relevant discount curve.

The information required to calculate the index is obtained from the cash flows of the Bank’s entire portfolio using data from the banking book.

The present value of the aggregate flows are discounted using the average terms of the respective time bands. Then the present value is calculated similarly with a shock increasing the respective discount rate by 100 bp.

•	MVS : Market Value Sensitivity.

•	PVim : Present value of the cash flows of time band i, currency m.

•	PV’im : Present value of the cash flows of time band i, currency m, with a shock of 100 bp in discount rates.

•	Pim : Net position in CLP at time band i, currency m.

•	rim : Representative rate of currency m, time band i.

•	Ti : Representative maturity of time band i.

(2) Regulatory Method

a) Quantitative Disclosure about regulatory Method

Regulatory monitoring of market risk exposure is measured in accordance with the provisions established in chapter III.B.2 of the Compendium of Financial Standards from the Chilean Central Bank and in Chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions both for the trading book and the banking book. In the trading book, the impact is measured in the event of a change in the market price of its financial positions as a result of variations in interest rates, exchange rates and volatility. In the banking book, the impact is measured on the entity’s financial margin and present value.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

On an unconsolidated basis, we must separate our balance sheet in two distinct categories; trading portfolio (Libro de Negociación) and unconsolidated non-trading, or structural, portfolio (Libro de Banca). The trading portfolio as defined by the SBIF includes all instruments valued at market prices, free of any restrictions for their immediate sale and that are frequently bought and sold by the bank and are maintained with the intention of selling them in the short-term in order to profit from short-term price variations. The non-trading portfolio is defined as all instruments in the balance sheet not considered in the trading portfolio.

Trading Portfolio

The limits established for the trading book are for exposure to interest rate risk and exchange rate risk. The difference between the regulatory capital recorded by the financial institution and the sum of the following two items cannot be negative: (i) the product of the credit risk-weighted assets defined in article 67 of the General Banking Law and the minimum percentage established for regulatory capital in article 66 of that law, and (ii) the sum of the trading book’s exposure to interest rate risk and the exchange rate risks for the entire balance sheet measured in accordance with the Basel standard methodology with some important differences where exchange rate exposure stands out. As indicated in the paragraph above, the Bank must always comply with the following ratio:

RC-((k*CRWA)+MRE)>0

Where:
RC	: Regulatory Capital
CRWA	: Credit Risk Weighted Assets
MRE	: Exposure to interest rate risk in trading book and currency Risk in entire balance Sheet
k	: Minimum percentage established for regulatory capital in article 66 of General Banking Law

Group	Description Sensitivity	Factor
Each of the foreign currencies of countries with long-term external debt in foreign currency with a rating of at least AAAr, or equivalent, from
i	any of the risk rating agencies indicated in Chapter III.B.5 of this
Compendium. It also considers the EURO and the position in gold.
j	Each of the foreign currencies of countries not included in basket i.

Market risk exposure in accordance with regulatory methodology is detailed below:

Market Risk Limit for Trading Book (MCh$)	2014	2013	2012
Market risk-weighted assets	3.928.539	3.379.015	1.850.376

Rate trading	627.555	796.729	836.358
Currency trading	48.302	36.959	96.713
Options trading	6.927	11.960	9.763
Currency structural	3.245.755	2.533.366	907.543
Credit risk-weighted assets	16.952.331	15.058.532	11.494.413
Total risk-weighted assets	20.880.870	18.437.547	13.344.788

Regulatory capital	2.156.666	1.991.289	1.270.202

Basel index	12,72%	13,22%	11,05%

Basel index (includes MRE *)	10,33%	10,80%	9,52%

Margin	745.857	516.285	202.619

% Consumption	65,42%	74,07%	84,05%

TABLE 22: MARKET RISK LIMIT FOR TRADING BOOK

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The market risk presented in the table above (measured in units of risk-weighted assets) shows that capital consumption related to the Bank’s exposures to market risks is explained in more than 82% of the cases by the effect of our investment in Banco CorpBanca Colombia. As of June 2014, this investment amounted to approximately US$ 1.2 billion. This exposure to exchange rate risk - Chilean peso vs. Colombian peso - is considered structural in the sense that it arises from a long - term investment.

It is also worth mentioning that in accordance with Chilean regulations, a sensitivity factor of 35% is applied to net exposures in foreign currencies of countries other than those classified as AAA or their equivalent. The standard sensitivity factor in the Basel standards is only 8%. As a result, the capital consumption that the Bank must report to comply with local regulations is more than 4 times greater than if international recommendations were applied.

The regulatory model for market risk in Colombia, as in Chile, is based on the standard Basel model, separated into risk factors (i.e. interest rate, exchange rate and stock price). The volatilities applied to each of the factors are established by regulators. This result is used for the solvency margin, to which a factor equivalent to 100/9 is applied.

Market Risk	2014 MCh$
Risk-weighted assets (RWA)	CorpBanca Colombia
Market Risk	295.835

Trading	295.835
Structural (currency)	—
Credit risk	6.024.691
Total RWA	6.320.526

Regulatory capital	804.713

Basel index	13,36%

Basel index (includes MRE)	12,73%

Margin	235.866

% Consumption	70,69%

TABLE 23: MARKET RISK IN COLOMBIA

Non-trading Portfolio

Our disclosure about structural interest rate risk reflects the regulatory limits on the banking book exposures. Short term limits reflect the exposure affecting the:(i) net interest margin based on the bank’s structural position, (ii) the bank’s structural position caused by inflation; and (iii) fees at risk when key prices and rate are subject to a change determined by regulation. This measure cannot exceed the average margin of interest and inflation accumulated during the past twelve months by a certain percentage that is defined by the bank’s Board of Directors and reflects the bank’s willingness to accept short term interest rate risk. Investors should view limits on usage as the maximum volatility on the bank’s net interest margin that the bank is willing to face. Long term limits reflect the effect of market value sensitivity on the balance sheet. Each long term limit includes variable for unpredictability in key prices and rates as set by our regulator and reflects the changes caused by inflation and yield curve or term structure of interest rates in a stressed scenario. Investors should view these limits as the sum of effects that may impact the value of our stock under a common stress scenario defined by our regulator.

Exposure to short-term interest rate risk; sensitivity analysis that is calculated for assets and liabilities with maturities of less than 1 year, assuming a 200 basis point parallel shift of the nominal yield curve, 400 for real rates and 200 for foreign interest rates.

Exposure to inflation risk; sensitivity analysis that is calculated for our net position in assets and liabilities, comprised of UF-denominated instruments, assuming a 200 basis point adverse impact on the related yield curve.

Exposure to long-term interest rate risk; sensitivity analysis that is calculated for assets and liabilities with maturities from 1 to over 20 years, assuming a 200 basis point parallel shift of the nominal yield curve, 400 for real rates and 200 for foreign interest rates.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The banking book’s exposure to the net interest and indexation margin is known as the short-term limit and cannot exceed 35% of the accumulated interest and indexation margin, plus fees sensitive to interest rates charged in the twelve months prior to the date of measurement. The exposure of capital to changes in interest rates has a long-term limit that cannot exceed 27% of regulatory capital. Both limits were presented and ratified by the Bank’s Board of Directors.

The exposure of regulatory limits in the banking book for Chile are detailed as follows.

Market Risk Limit for Banking Book
SHORT-TERM LIMIT (MCh$)	2014	2013	2012
Exposure	52,154	54,949	51,253
Rate risk	25,645	22,502	21,752
Indexation risk	22,644	28,666	25,900
Reduced revenue (fees sensitive to interest rates)	3,865	3,781	3,601
Limit	118,667	97,651	78,624
% Consumption	43.9%	56.3%	65.2%

Financial Margin plus Fees (12 months)	339,050	279,003	224,640
Percentage over financial margin	35%	35%	35%
Short-term limit	118,667	97,651	78,624
Consumption with respect to financial margin	15.4%	19.7%	22.8%

LONG-TERM LIMIT (MCh$)	2014	2013	2012
Exposure	185,178	157,786	119,624
Rate risk	185,178	157,786	119,624
Limit	582,300	537,648	337,314
% Consumption	31.8%	29.3%	35.5%

Regulatory capital (RC)	2,156,666	1,991,289	1,249,311
Percentage over margin	27%	27%	27%
Long-term limit	582,300	537,648	337,314
Consumption with respect to RC	8.6%	7.9%	9.6%

TABLE 24: MARKET RISK LIMIT FOR BANKING BOOK

Finally, regulatory provisions in Colombia do not establish methodologies for determining market risk exposure for the banking book. However, they are monitored, controlled and reported on a daily basis using the internal methodologies described above.

2. Funding Liquidity Risk

a) Management Tools

Our general policy is to maintain sufficient liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet any other obligation. In order to comply with risk management objectives for funding liquidity risk, the monitoring and control structure is centered mainly on the following focal points:

•	Short-term maturity mismatch

•	Coverage capacity using liquid assets

•	Concentration of funding sources

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Additionally, the monitoring and control structure for liquidity risk is complemented with stress testing in order to observe the institution’s ability to respond in the event of illiquid conditions.

(1) Internal Monitoring

(a) Limits and Warning Levels

(i) Thirty-day Liquidity Coverage Ratio

In addition to regulatory liquidity risk controls, we have also set internal liquidity limits, in order to safeguard the Bank’s payment capacity in the event of illiquid conditions; a minimum has been established for the instruments portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources.

The limit on the coverage ratio of liquidity is 50% of the mismatches of 30 days (consolidated currency).

The composition of liquid assets as of year-end December 2013 after applying the respective price volatility haircuts and market liquidity adjustments is presented in the table below.

Liquid Assets CorpBanca Chile
Investment Portfolio Chile 2014 (MCh$)	Liquid Assets in Domestic Currency (30 days)	Liquid Assets in Foreign Currency (30 days)	Total Liquid Assets
Cash and cash equivalents	523.592	194.404	717.996
Central bank or treasury bonds	—	—	—
Sovereign bonds	300.586	8.855	309.441
Bank time deposits	19.137	—	19.137
Corporate bonds	58.546	8.385	66.931
Bank bonds	233	5.189	5.421
Repo agreements	-9.701	—	-9.701
Average clearance reserves required	-117.743	-19.912	-137.656
Liquid assets	774.649	196.921	971.570

TABLE 25: LIQUID ASSETS CORPBANCA CHILE

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Liquid Assets CorpBanca Colombia
Investment Portfolio Colombia 2014 (MCh$)	Liquid Assets in Domestic Currency (30 days)	Liquid Assets in Foreign Currency (30 days)	Total Liquid Assets
Cash and cash equivalents	49.092	6.454	55.546
Central bank or treasury bonds	—	—	—
Sovereign bonds	672.973	—	672.973
Bank time deposits	—	—	—
Corporate bonds	—	—	—
Bank bonds	47.316	—	47.316
Repo agreements	—	—	—
Average clearance reserves required	369.523	—	369.523
Liquid assets	1.138.904	6.454	1.145.358

TABLE 26: LIQUID ASSETS BANCO CORPBANCA COLOMBIA

(ii)	Daily Wholesale Maturities

In order to control concentration of wholesale funding sources and safeguard compliance with obligations, the Bank monitors maturities of deposits in Chilean pesos by wholesale customers.

Special treatment is given to this customer segment for two reasons:

•	They individually could represent an important percentage of CorpBanca’s business.

•	Given the profile of these customers in the wholesale segment, the renewal rate for these deposits tends to be lower. This last reason is consistent with cash disbursement models in regulatory reports, which do not assume that wholesale customers will renew deposits.

The maturity profile for wholesale deposits is monitored on a daily basis for every country. As a result, excesses are detected and reported based on the structure of the maturity profile. Forecasted excesses must be justified the day after they are reported and must then be managed.

(iii)	Warning Levels for Liquidity Requirements

In addition to monitoring and reporting all internal limits on a daily basis, senior management is informed each month through the ALCO and the Board of Directors is informed each quarter. Special importance is placed on the Bank’s liquidity position by presenting an analysis of measurements of concentration, performance, premiums paid and/or other relevant variables.

(a) Monitoring Funding Sources

Monitoring of variations in the stock of short-term funding such as time and demand deposits for each of the segments represents a key variable in monitoring the Bank’s liquidity. Identifying abnormal volatilities in these funding sources enables the Bank to quickly foresee possible undesired liquidity problems and thus to suggest action plans for managing them.

During 2014, different strategies were implemented to diversify liabilities, including diversification of Time Deposits (on - line channel) and issuance of bonds.

This strategy enabled the Bank to continue to improve its funding structure, providing more stable funding.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

(b) Survival Horizon under Individual Stress

As a function of stressed maturities and renewal ratios, days of survival are estimated based on projected liquidity needs and the portfolio of available liquid assets. Based on these scenarios, any significant deviation is studied to determine whether action plans need to be implemented.

(b) Stress Tests

Stress testing is a tool that complements the analysis of liquidity risk management as it enables the Bank to know its ability to respond in the event of extreme illiquid conditions and to trigger its contingency plans, if necessary, to address such conditions.

In particular, three types of scenarios are modeled:

•	Individual Crisis: the financial system losses confidence in the Bank, which translates into important withdrawals from demand accounts, decreases in deposits and bond investments by customers and penalties to its funding rates.

•	Systemic Crisis: Local weakening of financial and credit conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, massive outflows of capital, increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

•	Global Crisis: Global weakening of financial, credit and economic conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, decreased exposure to credit risk (replaced by sovereign risk), increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

(2) Regulatory Monitoring

(a) Liquidity requirement

In accordance with Chapter III B.2 from the Chilean Central Bank and Chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions, the Bank must measure and control its liquidity position based on the difference between cash flows payable from liability and expense accounts and cash flows receivable from asset and income accounts for a given period or time band, which is called maturity mismatch.

This measurement is determined for controlling the liquidity position of the Bank itself and of its subsidiaries. The maturity mismatch calculation is carried out separately for domestic and foreign currency, setting limits based on capital and cash flows accumulated at 30 and 90 days:

•	The maturity mismatch in all currencies for periods less than or equal to 30 days must be less than or equal to the Bank’s basic capital.

•	The maturity mismatch in foreign currencies for periods less than or equal to 30 days must be less than or equal to the Bank’s basic capital.

•	The maturity mismatch in all currencies for periods less than or equal to 90 days must be less than or equal to twice the Bank’s basic capital.

In full compliance with the Chilean Central Bank and the Superintendency of Banks and Financial Institutions, CorpBanca’s Board of Directors approved a policy to measure and control its liquidity position based on maturity mismatches on an adjusted basis with a 10% cushion with respect to the regulatory limit.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

The table below shows the use of mismatch limits as of june 2014 and some consumption statistics for the year.

	June 2014			Statistics 2014
Table of Contents	Limit [MM$]	Mismatch [MM$]	Excess reserve [MM$]	Minimum [MCh$]	Average [MCh$]	Maximum [MCh$]
All currencies 30 days	1.360.904	-298.874	1.062.030	887.310	1.186.639	1.795.806
All currencies 90 days	2.721.808	-1.188.308	1.533.499	1.036.892	1.447.952	2.157.364
Foreign currency 30 days	1.360.904	61.579	1.422.483	1.215.774	1.428.740	1.839.143

	Year-end 2013			Year-end 2012
Table of Contents	Limit [MCh$]	Mismatch [MCh$]	Excess Reserves [MCh$]	Limit [MCh$]	Mismatch [MCh$]	Excess Reserves [MCh$]
All currencies 30 days	1.404.443	-146.681	1.257.762	927.030	219.292	1.146.322
All currencies 90 days	2.808.886	-981.388	1.827.498	1.854.060	-1.079.885	774.175
Foreign currency 30 days	1.404.443	19.210	1.423.653	927.030	-462.366	464.664

TABLE 27: REGULATORY LIMITS AND CURRENCY MISMATCHES

Tables 28, 29 and 30 show the evolution of consumption for each limit in 2014.

TABLE 28: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 30 DAYS DURING 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

TABLE 29: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 90 DAYS DURING 2014

TABLE 30: EVOLUTION OF CONSOLIDATED MISMATCH IN FOREIGN CURRENCIES AT 30 DAYS DURING 2014

With respect to the Colombian market, regulatory measurement known as the standard LRI model measures 7 and 30-day mismatches of balance sheet positions (assets and liabilities) and off-balance sheet positions such as derivatives.

The model indicates that renewal percentages are not applied for positions with contractual maturities. For positions without contractual maturities, historical behavior is analyzed in order to estimate structural cash flows and volatilities.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

TABLE 31: EVOLUTION OF 7-DAY CONSOLIDATED LRI IN COLOMBIA FOR 2014

TABLE 32: EVOLUTION OF 30-DAY CONSOLIDATED LRI IN COLOMBIA FOR 2014

Shareholders’ equity requirement

Consistent with Chile’s General Banking Law, we must maintain a ratio of at least 8%, net of required provisions between Effective Shareholders’ Equity and Consolidated Assets Weighted by risk, and a ratio of at least 3%, net of required provisions, between our Equity Base and Total Consolidated Assets. For such purposes, effective Equity is determined according to our Equity and Reserves or Equity Base with the following adjustments:

a.	subordinated bonds with a 50% limit of the Equity Base are added, and

b.	the balance of Goodwill assets or surcharges paid, and investments in companies not involved in the consolidation are subtracted.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Assets are weighted based on their risk categories, to which we assign a risk percentage based on the amount of capital needed to back each one of those assets. Five risk categories are applied (0%, 10%, 20%, 60% and 100%). For example, cash, deposits in other banks, and financial securities issued by the Central Bank of Chile have a 0% risk factor, which means that, consistent with current regulations, no capital is needed to back these assets. Fixed assets carry a 100% risk, which means that a mandatory capital equivalent of 8% of the value of these assets must be available.

In determining risk assets with conversion factors on notional values, we take into account all derivative securities negotiated off-exchange, thereby obtaining a credit risk exposure amount (or “credit equivalent”). The off-balance contingent loans are also considered to be “credit equivalent” in terms of weighting.

For the June 30, 2014 and December 31, 2013 the ratio of assets and risk weighted assets is as follows:

	Consolidated Assets			Risk -Weighted Assets
	31.12.2013		06.30.2014	31.12.2013	06.30.2014
	MCh$		MCh$	MCh$	MCh$
In-Balance Assets (net of provisions):
Cash and deposits in banks	911,088		1,006,475	—	—
Cash in the process of collection	112,755		356,744	38,367	158,004
Trading portfolio financial assets	431,683		497,366	114,243	154,789
Investments under agreements to resell	201,665		198,415	201,665	198,415
Derivative financial instruments	852,162	[1]	1,258,819	593,931	873,612
Loans and receivables from banks	217,944		505,480	76,716	106,480
Loans and receivables from customers , net	12,777,784		14,273,407	11,950,287	13,348,055
Financial investments available-for-sale	889,087		627,449	265,354	161,443
Held to maturity investments	237,522		258,069	153,147	258,069
Investments in other companies	15,465		16,170	15,465	16,170
Intangible assets	424,930	[2]	443,437	424,930	443,437
Property, plant and equipment, net	98,242		100,366	98,242	100,366
Current taxes	—		—	—	—
Deferred income taxes	92,932		94,124	9,293	9,412
Other assets	290,678		275,886	290,678	275,886
Off-Balance sheet assets:	—		—	—	—
Contingent loans	1,377,022		1,413,655	826,213	848,193

Total risk-weighted assets	18,930,959		21,325,862	15,058,531	16,952,331

Figures are presented as required by local regulations.

Risk-weighted assets are calculated according to Chapter 12-1 of the Recopilación Actualizada de Normas- RAN (updated compilation of rules) issued by the SBIF.

1.	Items presented at their credit equivalent risk value, as established in SBIF Chapter 12-1 “Equity for Legal and Regulatory Purposes.”
2.	For calculation purposes, the amount of all assets that correspond to goodwill is subtracted as established in the aforementioned chapter.

	Amount			Ratio
	31.12.2013		06.30.2014	31.12.2013		06.30.2014
	MCh$		MCh$
Basic Capital	1,411,341	[3]	1,527,573	7.30	% [5]	7.02%
Effective Equity	1,991,289	[4]	2,156,666	13.22	% [6]	12.72%

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

3.	Basic capital is defined as the net amount that should be shown in the consolidated financial statements as “equity attributable to equity holders of the Bank” as indicated in the Compendium of Accounting Standards.
4.	Regulatory capital is equal to basic capital plus subordinated bonds, additional provisions, and non-controlling interest as indicated in the Compendium of Accounting Standards; however, if that amount is greater than 20% of basic capital, only the amount equivalent to that percentage will be added; goodwill is subtracted and if the sum of the assets corresponding to minority investments in subsidiaries other than banking support companies is greater than 5% of basic capital, the amount that the sum exceeds that percentage will also be subtracted.
5.	The consolidated basic capital ratio is equal to basic capital divided by total assets.
6.	The consolidated solvency ratio is equal to the ratio of regulatory capital to weighted assets.

b) As of June 30, 2014, the Bank includes the following information within its management objectives, policies and processes:

•	The Bank, in consolidated terms, has total equity of MCh$ 1,527,573 (MCh$ 1,411,341 in December 31, 2013).

•	In terms of regulatory ratios, the Bank closed as of June 30, 2014 with a ratio of basic capital to total assets of 7.02% (7.30% in December 31, 2013), while the Basel Index (regulatory capital to total risk-weighted assets was 12.72% (13.22% in December 31, 2013).

Operational Risk

a) Roles and Responsibilities

Board of Directors

The Board of Directors must ensure that the mechanisms used to manage operational risk, as well as the definition of roles and responsibilities (established in this policy) are in accordance with guidelines outlined by the Bank’s shareholders.

Operational Risk and Information Security Committee

This committee is responsible for maintaining visibility regarding and commitment to operational risk management at the highest level of authority.

Operational Risk Management Area

The mission of this area is to define, promote, implement and monitor the framework for operational risk management, which should be in line with the Bank’s focus, objectives and strategic goals.

Division Managers

Division managers are responsible for managing operational risks within their respective divisions. Their responsibilities include:

•	Implementing operational risk policy in their respective business units.

•	The most important operational risk management responsibilities of each division include:

•	Identifying risks.

•	Valuing risks (both qualitatively and quantitatively).

•	Improving risks.

•	Providing direct support for operational risk monitoring within the business unit.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

b) Operational Risk Management Process

The operational risk management model for Corpbanca and subsidiaries includes the following activities or functions:

i) Creation of Risk Culture

Training and Communication

Ongoing training and communication regarding the threats facing the business, together with business-focused training, are crucial to achieving objectives. Evaluations of operational risk are based on identifying threats to the business process, the impact of those threats and the subsequent evaluation of controls to mitigate operational risk.

ii) Evaluation

Evaluations of operational risk are based on identifying threats to the business process, the impact of those threats and the subsequent evaluation of controls to mitigate risk.

iii) Improvements

Each division manager must ensure that operational risks are reviewed regularly and that the proper measures are taken.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 36 - MATURITY OF ASSETS AND LIABILITIES

a) Maturity of financial assets

Below are the main financial assets grouped according to their remaining terms, including interest accrued as of December 31, 2013 and June 30, 2014. As these are trading or available-for-sale securities, they are included at fair value and under the term at which they may be sold.

		As of December 31, 2013
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Trading portfolio financial assets	6	15,789	8,708	240,361	146,337	18,501	1,987	431,683
Investments under agreements to resell	7	66,725	—	1,219	133,721	—	—	201,665
Derivative financial instruments	8	31,481	19,710	43,830	82,289	106,631	92,339	376,280
Loans and receivables from banks (*)	9	162,137	—	5,291	50,516	—	—	217,944
Loans and receivables from customers(*)	10	803,520	1,327,295	1,944,057	2,368,469	2,449,784	3,713,789	12,606,914
Commercial loans		531,450	1,280,289	1,730,618	1,861,086	1,779,845	1,900,340	9,083,628
Mortgage loans		5,470	11,740	54,519	155,701	253,159	1,494,204	1,974,793
Consumer Loans		266,991	35,913	159,867	352,836	417,974	321,054	1,554,635
Financial investments available-for-sale	11	123,073	—	135,238	26,765	286,120	317,891	889,087
Financial investments held-to-maturity	11	40,045	1,018	124,050	12,189	10,701	49,519	237,522

(*)	Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$ 137.
(**)	Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$91,354, Mortgage MCh$6,968 and Consumer MCh$27,717. Excludes amounts that have already matured, which total MCh$ 164,728 as of December 31, 2013.

		As of June 30, 2014
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Trading portfolio financial assets	6	49,226	22,285	230,717	70,726	40,330	84,082	497,366
Investments under agreements to resell	7	189,957	3,475	4,983	—	—	—	198,415
Derivative financial instruments	8	160,794	138,825	221,440	25,610	16,721	18,365	581,755
Loans and receivables from banks (*)	9	475,709	2,661	2,217	24,893	—	—	505,480
Loans and receivables from customers (*)	10	1,897,203	1,831,476	2,283,130	2,014,614	2,308,234	3,750,996	14,085,653
Commercial loans		1,539,994	1,785,844	2,029,610	1,485,976	1,371,028	1,967,697	10,180,149
Mortgage loans		18,315	15,174	114,894	167,573	328,903	1,508,331	2,153,190
Consumer Loans		338,894	30,458	138,626	361,065	608,303	274,968	1,752,314
Financial investments available-for-sale	11	12,310	50,922	83,759	265,819	97,832	116,807	627,449
Financial investments held-to-maturity	11	103,509	60,850	62,642	11,320	8,707	11,041	258,069

(*)	Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$ 172.
(**)	Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$100,316, Mortgage MCh$8,503 and Consumer MCh$38,426. Excludes amounts that have already matured, which total MCh$ 187,075 as of June 30, 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

Maturity of financial liabilities

Below are the main financial liabilities grouped according to their remaining terms, including interest accrued to December 31, 2013 and June 30, 2014:

		As of December 31, 2013
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Obligations under repurchase agreements	7	298,840	43,605	—	—	—	—	342,445
Time deposits and saving accounts (*)	17	2,753,220	2,213,463	1,766,388	489,612	60,263	22,127	7,305,073
Derivative financial instruments	8	28,732	20,697	50,599	82,194	61,199	38,162	281,583
Borrowings from financial institutions	18	182,786	204,972	761,389	42,873	31,855	49,965	1,273,840
Debt issued	19	878	5,362	68,176	519,970	754,986	1,065,185	2,414,557

(*)	Exclude term savings accounts totaling MCh$32,630 during 2013.

		As of June 30, 2014
	Notes	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Obligations under repurchase agreements	7	295,697	112	571	—	—	—	296,380
Time deposits and saving accounts (*)	17	2,897,613	2,302,935	2,152,997	467,936	17,875	23,113	7,862,469
Derivative financial instruments	8	93,781	130,392	202,566	11,105	15,768	474	454,086
Borrowings from financial institutions	18	511,606	404,540	311,508	33,428	23,510	213,881	1,498,473
Debt issued	19	—	26,085	251,401	581,913	936,627	854,855	2,650,881

(*)	Exclude term savings accounts totaling MCh$34,766 during 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2013 and for the years ended

December 31, 2011, 2012 and 2013

NOTE 37 - FOREIGN CURRENCY POSITION

Assets and liabilities denominated in foreign currencies or indexed to changes in exchange rates are summarized below:

	Payable in Foreign currency		Payable in Chilean Peso (*)		Total
	12.31.13	06.30.2014	12.31.12.13	06.30.2014	12.31.13	06.30.2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ASSETS
Cash and due from banks	1,466,885	1,594,729	—	—	1,466,885	1,594,729
Cash in the process of collection	66,520	376,650	—	—	66,520	376,650
Trading portfolio financial assets	742,214	793,721	—	—	742,214	793,721
Investments under agreements to resell	360,945	332,007	—	—	360,945	332,007
Derivative financial instruments	432,891	592,037	—	—	432,891	592,037
Loans and receivables to customers and banks	11,928,681	13,580,532	27,030	21,411	11,955,711	13,601,943
Financial investments available-for-sale	627,197	426,837	15,575	15,682	642,772	442,519
Held to maturity investments	434,813	452,371	—		434,813	452,371
Investments other companies	20,885	14,039	—		20,885	14,039.00
Intangible assets	675,690	681,406	—	—	675,690	681,406
Property, plant and equipment, net	117,650	113,527	—	—	117,650	113,527
Current taxes	—	—	—	—	—	—
Deferred income taxes	104,462	102,565	—	—	104,462	102,565
Other assets	186,623	287,393	—	—	186,623	287,393

TOTAL ASSETS	17,165,456	19,347,814	42,605	37,093	17,208,061	19,384,907

LIABILITIES
Current accounts and demand deposits	4,910,952	5,724,848	—	—	4,910,952	5,724,848
Cash in the process of collection	25,862	157,304	—	—	25,862	157,304
Obligations under repurchase agreements	507,882	486,760	—	—	507,882	486,760
Time deposits and saving accounts	6,011,191	6,150,763	2	1	6,011,193	6,150,764
Derivative financial instruments	298,169	401,793	—	—	298,169	401,793
Borrowings from financial institutions	2,420,399	2,710,763	—	—	2,420,399	2,710,763
Debt issued	1,387,464	1,580,664	—	—	1,387,464	1,580,664
Other financial obligations	2,131	2,883	1,180	766	3,311	3,649
Current taxes	34,973	—	—		34,973	—
Deferred income taxes	157,710	174,588	—	—	157,710	174,588
Provisions	152,679	161,542	—	—	152,679	161,542
Other Liabilities	299,884	156,211	—	—	299,884	156,211

TOTAL LIABILITIES	16,209,296	17,708,119	1,182	767	16,210,478	17,708,886

(*)	Includes transactions denominated in foreign currencies but that are settled in pesos.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

NOTE 38 - SUBSEQUENT EVENTS

CORPBANCA

a) Evaluation of Strategic Partnership Requested by IFC

On July 4, 2014, CorpBanca was informed by its controller, Corp Group, that on July 2, 2014, the International Finance Corporation (“IFC”) formally communicated its decision to hire an investment bank to evaluate the terms and conditions of the agreement to merge with Banco Itaú Chile and the subsequent taking of control of the merged bank by Itaú Unibanco. Hereinafter, the “evaluation of the transaction would be in addition to those already issued by investment banks Bank of America Merrill Lynch and Goldman Sachs that were taken into consideration by the Bank’s directors’ committee and board of directors in approving the transaction.”

According to the IFC, this evaluation would be done within the framework of the analysis the entity is performing to decide whether to grant its consent, which is needed before the transaction can take place, based on the terms of the Transaction Agreement entered into by CorpBanca and its controller with Banco Itaú Chile and its controller. The text of this agreement was published on the Bank’s website.

Regardless of having fully complied with Chilean and foreign law and regulations applicable to the process of approving all of the acts and contracts involved in the transaction, in light of the IFC’s requirement and what CorpBanca deems to be in its best interest and that of its shareholders, on July 10, 2014, CorpBanca hired the Center for Governance and Capital Markets at Universidad de Chile to provide an independent opinion on the matter. The opinion has not yet been provided to the Bank. Once received, it will be made public. The IFC has already indicated that the report from Universidad de Chile is not sufficient for its purposes.

As publicly known, CorpBanca’s board of directors has disclosed to its shareholders and the market in general all information related to the transaction, exceeding regulatory requirements and common practice for this type of transaction. This information is available at www.corpbanca.cl.

The matters described above do not involve any adjustments to the financial statements as of June 30, 2014. At this stage, the financial effects that this information will have on the results of the Entity cannot be quantified.

b) Analysis of Strategic Partnership by National Economic Prosecutor’s Office

In December 2013, after CorpBanca announced its intentions to seek a strategic partner, the National Economic Prosecutor’s Office (FNE) launched an investigation to “analyze the possible risks involved in such a transaction” in terms of free competition.

On January 29, 2014, CorpGroup Interhold Limitada and Itaú Unibanco announced that they had signed an agreement to merge their banks, CorpBanca and Itaú Chile, respectively. This transaction would involve a capital increase by Itaú Chile, leaving CorpBanca as the surviving entity.

On June 25, 2014, the FNE concluded that “it did not find this transaction to create a threat to free competition” and recommended the investigation be closed. This concludes the first major step in the regulatory processes that must be completed for the potential merger to take place.

The Bank was informed of these conclusions on July 14, 2014.

The matters described above do not involve any adjustments to the financial statements as of June 30, 2014. At this stage, the financial effects that this information will have on the results of the Entity cannot be quantified.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

c) Brazilian Central Bank Approves Itaú – CorpBanca Merger

On October 16, 2014, Itaú Unibanco, the controller of Itaú Chile, reported in Brazil that the Brazilian Central Bank had authorized the transaction to merge with CorpBanca.

This is the first regulatory approval for the process. Authorization is still needed from the Chilean Superintendency of Banks and Financial Institutions (SBIF), the Colombian Financial Superintendency and the Panamanian Financial Superintendency.

In accordance with current Chilean law, SBIF authorization must be issued after the shareholders of CorpBanca and Banco Itaú Chile approve the merger at extraordinary shareholders’ meetings.

The matters described above do not involve any adjustments to the financial statements as of June 30, 2014. At this stage, the financial effects that this information will have on the results of the Entity cannot be quantified.

d) Requests for Cartica Management, LLC

On July 4, 2014, plaintiffs voluntarily dismissed all claims as against certain individual officers and directors. On July 10, 2014, the Itaú entities similarly filed motions to dismiss. On July 15, 2014, Defendants filed their opposition to the motion to lift the PSLRA stay of discovery, which the Itaú defendants joined, and Plaintiffs filed their oppositions to the motions to dismiss. On July 28, 2014, the parties filed reply briefs in support of their respective motions. Briefing on the motions to dismiss is now completed and Defendants have represented to the Court that they do not see the need for oral argument.

CorpBanca continues to make progress on the merger process in line with its timetable and will firmly oppose any effort by Cartica in attempt to block the transaction. We are convinced that CorpBanca made the right decision in recommending the merger agreement to all shareholders. In addition to being the greatest strategic partnership any Chilean bank has attained, it will enable CorpBanca to take a qualitative step forward in the regional financial business. We are certain that the merger agreement with Banco Itaú Chile adds value for all shareholders of CorpBanca on equal terms.

On September 26, 2014, the Bank received the ruling from the United States District Court for the Southern District of New York in which it fully dismissed the lawsuit filed by Cartica, including all actions against CorpBanca, its directors and executives, CorpGroup and its controller.

Cartica sought to delay the proposed merger between Banco Itaú Chile and obtain compensation only for itself. The court rejected the petition for injunctive relief to detain the transaction under U.S. federal securities laws. It also concluded that CorpGroup and Itaú had already disclosed the necessary information regarding its shareholder agreement and refused to exercise jurisdiction over Cartica’s claim of fraud under state law. Since the lawsuit was filed, CorpBanca has consistently stated that the suit has no ground.

The matters described above do not involve any adjustments to the financial statements as of June 30, 2014. At this stage, the financial effects that this information will have on the results of the Entity cannot be quantified.

e) Amendment to Syndicated Loan Facility

On July 24, 2012, we entered into a US$199.4 million two-year senior unsecured term syndicated loan facility with Standard Chartered Bank, HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC, as mandated lead arrangers and book-runners. This loan was amended on July 22, 2014 to increase the size of the loan to US$490 million and extend the term of the loan by a further fifteen months from the date of signing, with Standard Chartered Bank, HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC acting as global coordinators.

The matters described above do not involve any adjustments to the financial statements as of June 30, 2014. At this stage, the financial effects that this information will have on the results of the Entity cannot be quantified.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

f) International Bond Placement

On September 23, 2014, the Bank placed five-year bonds on international markets totaling MUS$ 750, with payment due at maturity and interest payments of 3.875% per annum payable semi-annually in March and September of each year.

The issuance and placement of these bonds was in accordance with Rule 144A and Regulation S of the United States Securities Act of 1933. According to these standards, bonds did not need to be registered with the U.S. Securities and Exchange Commission (“SEC”).

The Bank agreed to place the bonds with a return of 4.022% per year, equivalent to a spread of 225 annual basis points over the five-year US Treasury Rate. The net amount from the placement will be used by the Bank mainly for general corporate objectives, particularly to fund loan activities.

The matters described above do not involve any adjustments to the financial statements as of June 30, 2014. At this stage, the financial effects that this information will have on the results of the Entity cannot be quantified.

g) Tax Reform

On September 29, 2014, law No. 20,780 was published in the Official Gazette. This law introduced several amendments to the current system for income and other taxes. The main amendments include a progressive increase in corporate income tax rates for fiscal years 2014, 2015, 2016, 2017 and from 2018 forward to 21%, 22.5%, 24%, 25.5% and 27%, respectively, for entities applying the semi-integrated system. Or, an increase for fiscal years 2014, 2015, 2016 and from 2017 forward to 21%, 22.5%, 24% and 25%, respectively, for entities that chose to apply the attributed income system.

In accordance with IFRS, the impact on profit or loss as a result of the progressive increase in corporate income tax for fiscal years 2014 to 2018 must be recognized immediately. As a result, the Bank has recognized a net amount of MCh$42,413 as of September 30, 2014, which includes the effect of the change in rate with a charge to profit or loss of MCh$1,022, determined based on the rate at which temporary differences are expected to be recovered or settled.

The matters described above do not involve any adjustments to the financial statements as of June 30, 2014. At this stage, the financial effects that this information will have on the results of the Entity cannot be quantified.

CORPBANCA AGENCIA DE VALORES S.A.

a) Dissolution of the society

On July 18, 2014 the SBIF authorized the dissolution of CorpBanca Agencia de Valores S.A.

On August 25, 2014, via Resolution Exempts No. 216, CorpBanca Agencia de Valores S.A., was notified that in agreement to the precedents analyzed by the Superintendencia de Valores y Seguros there do not exist financial operative reasons not legal to deny the cancellation requested by the company on May 15, 2014. In accordance with the articles 24 and 37 of the law 18.045, the company will have to accredit in next 30 days the dissolution of the society.

On September 25, 2014, Banco CorpBanca acquired from CorpBanca Corredores de Bolsa S.A. the two shares it held in CorpBanca Agencia de Valores S.A. so that the Bank came to hold all of the shares of the agency and, once ten uninterrupted days have passed, the dissolution will take place in accordance with article 103 No. 2 of Law 18,046 on Corporations.

On October 6, 2014, having obtained SBIF authorization, cancelled its registration in the SVS Securities Broker/Dealer Registry and met the requirements set forth in article 103-2 of law No. 18,046 on Corporations (i.e. having all shares come to be owned by one person for an uninterrupted period of more than 10 days), our subsidiary CorpBanca Agencia de Valores S.A. was dissolved and absorbed by CorpBanca, which will be its legal successor.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

The matters described above do not involve any adjustments to the financial statements as of June 30, 2014. At this stage, the financial effects that this information will have on the results of the Entity cannot be quantified.

CORPLEGAL S.A.

c. Board of Directors

In a meeting of the board of directors on July 22, 2014, Alvaro Barriga Oliva presented his resignation. Pablo De la Cerda Merino was elected to replace him.

SMU CORP S.A.

a) Board of Directors

According to the minutes of the sixth extraordinary meeting of the Board of Directors of SMU Corp S.A., held October 1, 2014, the subsidiary’s chief executive officer, Mr. Eulogio Guzmán Llona, presented his resignation effective October 10, 2014.

The board of directors agreed to accept his resignation and to appoint Mr. Paulo Gajardo Escobar as interim chief executive officer effective October 11, 2014.

According to the minutes of the seventh extraordinary meeting of the Board of Directors of SMU Corp S.A., held October 30, 2014, the subsidiary’s interim chief executive officer, Mr. Paulo Gajardo Escobar, presented his resignation effective October 31, 2014.

The board of directors agreed to accept his resignation and to appoint Mr. Javier Miranda Valenzuela as interim chief executive officer effective November 1, 2014.

b) Agreed to increase the capital

On July 31, 2014, at the sixth Extraordinary Shareholders’ Meeting of SMU Corp S.A, shareholders agreed to increase capital from MCh$ 19,040 divided into 23,800 single-series shares with no par value, fully subscribed and paid, to MCh$ 21,540, divided into 26,925 shares.

This capital increase of MCh$ 2,500 will take place by issuing 3,125 shares with the same characteristics as the existing shares (i.e. nominative, common, single-series with no par value), which will be subscribed and paid over a period of two years from the date of this meeting as required by business needs.

The aforementioned amendments to the bylaws were recorded in public instrument dated August 13, 2014, granted before Santiago Notary Public José Musalem Saffie; an abstract was published in edition no. 40,958 of the Official Gazette on September 13, 2014, and registered on page 63885 under number 39211 of 2014 in the Santiago Commerce Registry.

The matters described above do not involve any adjustments to the financial statements as of June 30, 2014. At this stage, the financial effects that this information will have on the results of the entity cannot be quantified.

c) Paid of shares for the capital increase

On July 31, 2014, CorpBanca paid for 158 shares, equivalent to MCh$126, and SMU S.A. paid for 153 shares, equivalent to MCh$122, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held July 31, 2014, which was recorded in public instrument on September 13, 2014, granted before Santiago Notary Public José Musalem Saffie.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

On August 29, 2014, CorpBanca paid for 146 shares, equivalent to MCh$117, and SMU S.A. paid for 141 shares, equivalent to MCh$113, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held July 31, 2014, which was recorded in public instrument on September 13, 2014, granted before Santiago Notary Public José Musalem Saffie.

On September 30, 2014, CorpBanca paid for 139 shares, equivalent to MCh$111, and SMU S.A. paid for 134 shares, equivalent to MCh$107, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held July 31, 2014, which was recorded in public instrument on September 13, 2014, granted before Santiago Notary Public José Musalem Saffie.

The matters described above do not involve any adjustments to the financial statements as of June 30, 2014. At this stage, the financial effects that this information will have on the results of the entity cannot be quantified.

BANCO CORPBANCA COLOMBIA S.A.

a) Authorization for the execution of correspondent

On July 25, 2014, via Ruling No. 2014054394-010-000 (notified by the Financial Superintendence of Colombia), Mr. Juan José Huerta Quiñones, in his role as Legal Representative of CorpBanca Investment Valores Colombia S.A. Comisionista de Bolsa was notified the general authorization for the execution of correspondent.

The matters described above do not involve any adjustments to the financial statements as of June 30, 2014. At this stage, the financial effects that this information will have on the results of the entity cannot be quantified.

b) Merger by absorption of Helm Comisionista de Bolsa S.A.

On August 12, 2014, via Resolution No. 1383 (notified by the Financial Superintendence of Colombia), Mr. Juan José Huerta Quiñones, in his role as Legal Representative of Helm Comisionista de Bolsa S.A. and CorpBanca Investment Valores Colombia S.A. Comisionista de Bolsa was notified that there were no objections to the Merger by absorption of Helm Comisionista de Bolsa S.A. by CorpBanca Valores Colombia S.A. Comisionista de Bolsa.

The matters described above do not involve any adjustments to the financial statements as of June 30, 2014. At this stage, the financial effects that this information will have on the results of the entity cannot be quantified.

c) Adjustment measurement period IFRS 3

The initial accounting for the business combination by Helm Bank and subsidiaries and Helm Corredores de Seguros S.A. (see note 12) was incomplete at the end of the accounting period in which the combination occurred (December 31, 2013), therefore, the acquirer (CorpBanca Colombia and CorpBanca Chile, respectively) reported in its consolidated financial statements provisional amounts for the items for which the accounting was incomplete. During the measurement period, the acquirer retrospectively adjusted the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed at the date of acquisition and that, had they been known, would have affected the measurement of the amounts recognized at that date. During the measurement the acquirer also recognized additional assets or liabilities, where applicable, as new information obtained about facts and circumstances that existed at the date of acquisition and which, had they been known, would have resulted in the recognition of those assets and liabilities that date. The measurement period did not exceed one year from the date of acquisition (in our case August 06, 2014). There was no significant impact on the 2013 Consolidated Statements of Income.

The matters described above do not involve any adjustments to the financial statements as of June 30, 2014. At this stage, the financial effects that this information will have on the results of the entity cannot be quantified.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014 and December 31, 2013 and for the six month periods ended

June 30, 2014 and 2013

HELM COMISIONISTA

On August 12, 2014, the Colombia Financial Superintendency, via ruling 1383, declared that it had no objection to the merger of CIVAL and Helm Comisionista, both subsidiaries of Banco CorpBanca Colombia. On August 22, 2014, the shareholders of Helm Comisionista and CorpBanca Investment Valores, approved the merger commitment between CorpBanca Investment Valores, as the absorbing entity, and Helm Comisionista, as the absorbed entity.

The legal, operational and technological merger of CIVAL (CorpBanca Investment Valores) and Helm Comisionista de Bolsa S.A., wich are part of CorpBanca Group, was formalized on September 1, 2014. The merged brokerage firm will maintain the taxpayer ID number of CIVAL and the name of Helm Comisionista de Colsa. It will also maintain the complete portfolio of products and services offered by the two firms.

The matters described above do not involve any adjustments to the financial statements as of June 30, 2014. At this stage, the financial effects that this information will have on the results of the entity cannot be quantified.

In the period between July 1, and December 12, 2014, the date of issuance of these consolidated financial statements, there have been no other subsequent events that could materially affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Fernando Massú Tare
Accounting Manager	Chief Executive Officer